Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of May, 2013

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Individual and Consolidated Interim Financial Information for the Three Months Ended March 31, 2013

2.	Earnings release 1Q13

3.	Board of Directors Minutes

Item 1

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Ultrapar Participações S.A. and Subsidiaries Individual and Consolidated Interim Financial Information for the Three Months Ended March 31, 2013 and Report on Review of Interim Financial Information

Ultrapar Participações S.A. and Subsidiaries

Individual and Consolidated Interim Financial Information for the Three Months Ended March 31, 2013

Table of contents

Report on Review of Interim Financial Information	3- 4

Balance sheets	5 - 6

Income statements	7

Statements of comprehensive income	8

Statements of changes in equity	9 - 10

Statements of cash flows - Indirect method	11 - 12

Statements of value added	13

Notes to the interim financial information	14 - 100

Management report	101 - 107

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Board of Directors and Management of
Ultrapar Participações S.A.
São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Ultrapar Participações S.A. (the “Company”), identified as Parent and Consolidated, respectively, included in the Interim Financial Information Form (ITR), for the three-month period ended March 31, 2013, which comprises the balance sheet as of March 31, 2013 and the related statements of income, comprehensive income, changes in equity and cash flows for the three-month period then ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of the individual interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Information and the consolidated interim financial information in accordance with CPC 21 (R1) and the international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the ITR referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1), applicable to the preparation of the Interim Financial Information (ITR), and presented in accordance with the standards issued by CVM.

Conclusion on consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the ITR referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards issued by CVM.

Emphasis of matter

Restatement of corresponding amounts

We draw attention to note 2.w) to the interim financial information, which states that due to the changes in the accounting policy for joint ventures and for employee benefits, the individual and consolidated corresponding figures relating to the balance sheet as of December 31, 2012, and the individual and consolidated corresponding interim financial information relating to the statements of income, comprehensive income, changes in equity, cash flows and value added (supplemental information) for the three-month period ended March 31, 2012, presented as comparative information, have been adjusted and are restated as required by CPC 23 and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors, and CPC 26 (R1) and IAS 1 (Revised 2007) - Presentation of Financial Statements. Our conclusion is not qualified in respect of this matter.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added, for the three-month period ended March 31, 2013, prepared under the responsibility of the Company’s Management, the presentation of which is required by the standards issued by the CVM applicable to the preparation of Interim Financial Information (ITR) and considered as supplemental information for International Financial Reporting Standards - IFRS, which do not require the presentation of these statements. These statements were subject to the same review procedures described above, and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the individual and consolidated interim financial information taken as a whole.

The accompanying individual and consolidated interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, May 15, 2013

DELOITTE TOUCHE TOHMATSU	Edimar Facco
Auditores Independentes	Engagement Partner

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of March 31, 2013 and December 31, 2012

(In thousands of Brazilian Reais)

		Parent		Consolidated
Assets	Note	03/31/2013	12/31/2012	03/31/2013	12/31/2012

Current assets

Cash and cash equivalents	4	358,023	76,981	1,357,683	2,021,114
Financial investments	4	67	216	715,840	961,184
Trade receivables	5	-	-	2,472,842	2,306,521
Inventories	6	-	-	1,574,206	1,290,694
Recoverable taxes	7	53,046	63,266	399,446	477,959
Dividends receivable		82,257	57,014	1,292	1,292
Other receivables		1,696	314	22,828	20,463
Prepaid expenses	10	-	-	84,646	53,811
Total current assets		495,089	197,791	6,628,783	7,133,038

Non-current assets

Financial investments	4	-	-	140,195	149,530
Trade receivables	5	-	-	133,348	137,359
Related parties	8.a	797,204	781,312	10,858	10,858
Deferred income and social contribution taxes	9.a	8	43	455,957	469,331
Recoverable taxes	7	30,373	25,999	68,587	49,070
Escrow deposits		218	232	543,150	533,729
Other receivables		-	-	11,837	10,978
Prepaid expenses	10	-	-	76,038	79,652
		827,803	807,586	1,439,970	1,440,507

Investments
In subsidiaries	11.a	5,292,342	5,793,047	-	-
In joint-ventures	11.b	-	-	35,543	28,209
In associates	11.c	-	-	12,956	12,670
Other		-	-	2,844	2,814
Property, plant and equipment	12 ; 14.h	-	-	4,660,631	4,667,020
Intangible assets	13	246,163	246,163	1,915,422	1,965,296
		5,538,505	6,039,210	6,627,396	6,676,009

Total non-current assets		6,366,308	6,846,796	8,067,366	8,116,516

Total assets		6,861,397	7,044,587	14,696,149	15,249,554

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of March 31, 2013 and December 31, 2012

(In thousands of Brazilian Reais)

		Parent		Consolidated
Liabilities	Note	03/31/2013	12/31/2012	03/31/2013	12/31/2012

Current liabilities
Loans	14	-	-	1,508,654	1,573,031
Debentures	14.g	1,860	50,412	11,444	52,950
Finance leases	14.h	-	-	1,834	1,974
Trade payables	15	61	177	1,260,099	1,297,735
Salaries and related charges	16	135	138	169,465	252,526
Taxes payable	17	2,755	3,059	95,304	107,673
Dividends payable	20.g	8,689	213,992	16,871	222,351
Income and social contribution taxes payable		-	-	71,222	75,235
Post-employment benefits	24.b	-	-	10,035	10,035
Provision for assets retirement obligation	18	-	-	3,474	3,719
Provision for tax, civil and labor risks	23.a	-	-	52,014	49,514
Other payables		214	214	24,664	56,453
Deferred revenue	19	-	-	18,484	18,054
Total current liabilities		13,714	267,992	3,243,564	3,721,250

Non-current liabilities

Loans	14	-	-	2,998,488	3,151,689
Debentures	14.g	792,924	795,479	1,396,180	1,395,269
Finance leases	14.h	-	-	40,558	40,939
Related parties	8.a	-	-	3,872	3,872
Deferred income and social contribution taxes	9.a	-	-	90,530	84,924
Provision for tax, civil and labor risks	23.a	521	519	548,465	550,963
Post-employment benefits	24.b	-	-	121,985	118,460
Provision for assets retirement obligation	18	-	-	67,637	66,692
Other payables		-	-	94,023	99,565
Deferred revenue	19	-	-	9,452	9,853
Total non-current liabilities		793,445	795,998	5,371,190	5,522,226

Shareholders’ equity

Share capital	20.a	3,696,773	3,696,773	3,696,773	3,696,773
Capital reserve	20.c	20,246	20,246	20,246	20,246
Revaluation reserve	20.d	6,648	6,713	6,648	6,713
Profit reserves	20.e	2,221,555	2,221,555	2,221,555	2,221,555
Treasury shares	20.b	(114,885)	(114,885)	(114,885)	(114,885)
Additional dividends to the minimum mandatory dividends	20.g	-	147,195	-	147,195
Retained earnings		247,885	2,994	247,885	2,994
Valuation adjustments	2.c ; 20.f	(12,596)	(12,615)	(12,596)	(12,615)
Cumulative translation adjustments	2.r ; 20.f	(11,388)	12,621	(11,388)	12,621
Shareholders’ equity attributable to:
Shareholders of the Company		6,054,238	5,980,597	6,054,238	5,980,597
Non-controlling interests in subsidiaries		-	-	27,157	25,481
Total shareholders’ equity		6,054,238	5,980,597	6,081,395	6,006,078
Total liabilities and shareholders’ equity		6,861,397	7,044,587	14,696,149	15,249,554

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Income statements

Period ended March 31, 2013 and 2012

(In thousands of Brazilian Reais, except earnings per share)

		Parent		Consolidated
	Note	03/31/2013	03/31/2012	03/31/2013	03/31/2012

Net revenue from sales and services	25	-	-	13,599,968	12,391,226
Cost of products and services sold	26	-	-	(12,536,382)	(11,491,572)

Gross profit		-	-	1,063,586	899,654

Operating income (expenses)
Selling and marketing	26	-	-	(414,646)	(377,104)
General and administrative	26	(2,854)	(3,072)	(243,713)	(194,520)
Income from disposal of assets	27	-	-	5,534	(1,495)
Other operating income, net		2,903	3,078	15,713	9,546

Operating income before financial income (expenses) and share of profit of subsidiaries and associates		49	6	426,474	336,081
Financial income	28	20,541	34,537	52,937	63,212
Financial expenses	28	(17,120)	(26,634)	(113,559)	(128,619)
Share of profit of subsidiaries, joint ventures and associates	11	252,993	185,044	(1,959)	3,044

Income before income and social contribution taxes		256,463	192,953	363,893	273,718

Income and social contribution taxes
Current	9.b	(11,591)	(2,058)	(119,643)	(76,500)
Deferred	9.b	(35)	(625)	(7,802)	(14,271)
Tax incentives	9.b ; 9.c	-	-	10,077	8,716
		(11,626)	(2,683)	(117,368)	(82,055)

Net income for the period		244,837	190,270	246,525	191,663

Net income for the period attributable to:
Shareholders of the Company		244,837	190,270	244,837	190,270
Non-controlling interests in subsidiaries		-	-	1,688	1,393

Earnings per share (based on weighted average of shares outstanding) – R$
Basic	29	0.4585	0.3563	0.4585	0.3563
Diluted	29	0.4564	0.3549	0.4564	0.3549

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of comprehensive income

Period ended March 31, 2013 and 2012

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	03/31/2013	03/31/2012	03/31/2013	03/31/2012

Net income for the period attributable to shareholders of the Company		244,837	190,270	244,837	190,270
Net income for the period attributable to non-controlling interests in subsidiaries		-	-	1,688	1,393

Net income for the period		244,837	190,270	246,525	191,663

Valuation adjustment	2.c ; 20.f	19	(183)	19	(183)
Cumulative translation adjustments	2.r ; 20.f	(24,009)	1,143	(24,009)	1,143

Total comprehensive income for the period		220,847	191,230	222,535	192,623
Total comprehensive income for the period attributable to shareholders of the Company		220,847	191,230	220,847	191,230
Total comprehensive income for the period attributable to non-controlling interest in subsidiaries		-	-	1,688	1,393

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries
Statements of changes in equity
Period ended March 31, 2013 and 2012
(In thousands of Brazilian Reais)

					Profit reserve			Other comprehensive income					Shareholders’ equity attributable to:
	Note	Share capital	Capital reserve	Revaluation reserve	Legal reserve	Investments reserve	Retention of profits	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated shareholders’ equity

Balance as of December 31, 2012		3,696,773	20,246	6,713	273,842	614,647	1,333,066	23	12,621	-	(114,885)	147,195	5,990,241	25,495	6,015,736
Adoption of IAS 19 (CPC 33(R2)) - Employee benefits	2.o; 20.f	-	-	-	-	-	-	(12,638)	-	2,994	-	-	(9,644)	(14)	(9,658)
Balance as of December 31, 2012 - restated		3,696,773	20,246	6,713	273,842	614,647	1,333,066	(12,615)	12,621	2,994	(114,885)	147,195	5,980,597	25,481	6,006,078
Net income for the period		-	-	-	-	-	-	-	-	244,837	-	-	244,837	1,688	246,525
Other comprehensive income:
Valuation adjustments for financial instruments	2.c; 20.f	-	-	-	-	-	-	19	-	-	-	-	19	-	19
Currency translation of foreign subsidiaries	2.r; 20.f	-	-	-	-	-	-	-	(24,009)	-	-	-	(24,009)	-	(24,009)
Total comprehensive income for the period		-	-	-	-	-	-	19	(24,009)	244,837	-	-	220,847	1,688	222,535

Realization of revaluation reserve	20.d	-	-	(65)	-	-	-	-	-	65	-	-	-	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	20.d	-	-	-	-	-	-	-	-	(11)	-	-	(11)	-	(11)
Approval of addition dividends by the Shareholders’ Meeting	20.g	-	-	-	-	-	-	-	-	-	-	(147,195)	(147,195)	(12)	(147,207)

Balance as of March 31, 2013		3,696,773	20,246	6,648	273,842	614,647	1,333,066	(12,596)	(11,388)	247,885	(114,885)	-	6,054,238	27,157	6,081,395

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries
Statements of changes in equity
Period ended March 31, 2013 and 2012
(In thousands of Brazilian Reais)

					Profit reserve			Other comprehensive income					Shareholders’ equity attributable to:
	Note	Share capital	Capital reserve	Revaluation reserve	Legal reserve	Investments reserve	Retention of profits	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated shareholders’ equity

Balance as of December 31, 2011		3,696,773	9,780	7,075	223,292	281,309	1,333,066	193	(4,426)	-	(118,234)	122,239	5,551,067	26,169	5,577,236
Adoption of IAS 19 (CPC 33(R2)) -Employee benefits	2.o; 20.f	-	-	-	-	-	-	(4,629)	-	(5,910)	-	-	(10,539)	(4)	(10,543)
Balance as of December 31, 2011 - restated		3,696,773	9,780	7,075	223,292	281,309	1,333,066	(4,436)	(4,426)	(5,910)	(118,234)	122,239	5,540,528	26,165	5,566,693

Net income for the period		-	-	-	-	-	-	-	-	190,270	-	-	190,270	1,393	191,663
Other comprehensive income:
Valuation adjustments for financial instruments	2.c; 20.f	-	-	-	-	-	-	(183)	-	-	-	-	(183)	-	(183)
Currency translation of foreign subsidiaries	2.r; 20.f	-	-	-	-	-	-	-	1,143	-	-	-	1,143	-	1,143
Total comprehensive income for the period		-	-	-	-	-	-	(183)	1,143	190,270	-	-	191,230	1,393	192,623

Realization of revaluation reserve	20.d	-	-	(116)	-	-	-	-	-	116	-	-	-	39	39
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	20.d	-	-	-	-	-	-	-	-	(30)	-	-	(30)	-	(30)
Approval of additional dividends by the Shareholders’ Meeting	20.g	-	-	-	-	-	-	-	-	-	-	(122,239)	(122,239)	-	(122,239)

Balance as of March 31, 2012 - restated		3,696,773	9,780	6,959	223,292	281,309	1,333,066	(4,619)	(3,283)	184,446	(118,234)	-	5,609,489	27,597	5,637,086

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

Period ended March 31, 2013 and 2012

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	03/31/2013	03/31/2012	03/31/2013	03/31/2012
Cash flows from operating activities
Net income for the period		244,837	190,270	246,525	191,663
Adjustments to reconcile net income to cash provided by operating activities
Share of profit of subsidiaries, joint ventures and associates	11	(252,993)	(185,044)	1,959	(3,044)
Depreciation and amortization		-	-	189,442	161,115
PIS and COFINS credits on depreciation		-	-	3,036	2,820
Assets retirement expenses	18	-	-	(1,056)	(279)
Interest, monetary and exchange variations		15,557	3,728	52,663	131,104
Deferred income and social contribution taxes	9.b	35	625	7,802	14,271
Income from disposal of assets	27	-	-	(5,534)	1,495
Others		-	-	2,956	(1,072)

Dividends received from subsidiaries		4,455	213,104	-	-

(Increase) decrease in current assets
Trade receivables	5	-	-	(164,872)	(41,363)
Inventories	6	-	-	(281,878)	(8,260)
Recoverable taxes	7	10,220	2,040	78,513	30,299
Other receivables		(1,382)	(434)	(2,365)	614
Prepaid expenses	10	-	-	(30,835)	(25,173)

Increase (decrease) in current liabilities
Trade payables	15	(116)	(38)	(37,636)	(191,505)
Salaries and related charges	16	(3)	8	(83,061)	(54,856)
Taxes payable	17	(304)	(2,352)	(12,369)	8,444
Income and social contribution taxes		-	-	74,013	31,057
Post-employment benefits	24.b	-	-	-	-
Provision for tax, civil and labor risks	23.a	-	-	2,500	(2,414)
Other payables		-	-	(32,034)	(22,487)
Deferred revenue	19	-	-	430	(1,700)

(Increase) decrease in non-current assets
Trade receivables	5	-	-	4,011	1,681
Recoverable taxes	7	(4,374)	(4,908)	(19,517)	(10,970)
Escrow deposits		14	-	(9,420)	(15,362)
Other receivables		-	-	(860)	(9,117)
Prepaid expenses	10	-	-	3,614	2,936

Increase (decrease) in non-current liabilities
Post-employment benefits	24.b	-	-	3,525	4,437
Provision for tax, civil and labor risks	23.a	2	10	(2,498)	15,313
Other payables		-	-	(4,771)	18,116
Deferred revenue	19	-	-	(401)	223

Income and social contribution taxes paid		-	-	(78,026)	(16,254)

Net cash provided by operating activities		15,948	217,009	(96,144)	211,732

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries Statements of cash flows - Indirect method Period ended March 31, 2013 and 2012 (In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	03/31/2013	03/31/2012	03/31/2013	03/31/2012

Cash flows from investing activities
Financial investments, net of redemptions		149	30,596	254,679	84,055
Acquisition of subsidiaries, net	3.a	-	-	(6,168)	-
Acquisition of property, plant and equipment	12	-	-	(100,343)	(157,625)
Increase in intangible assets	13	-	-	(39,039)	(77,117)
Capital increase in subsidiaries and joint ventures	11.b	-	-	(9,579)	-
Capital reduction to subsidiaries		700,000	-	-	-
Proceeds from disposal of assets	27	-	-	17,040	13,500

Net cash provided by (used in) investing activities		700,149	30,596	116,590	(137,187)

Cash flows from financing activities
Loans and debentures
Borrowings	14	-	793,485	111,799	1,304,337
Repayments	14	-	(800,000)	(164,823)	(1,358,217)
Interest paid	14	(66,665)	(25,108)	(277,064)	(144,655)
Payment of financial lease	14.h	-	-	(1,134)	(1,148)
Dividends paid		(352,498)	(272,287)	(352,714)	(272,276)
Related parties		(15,892)	54,151	-	(815)

Net cash used in financing activities		(435,055)	(249,759)	(683,936)	(472,774)

Effect of exchange rate changes on cash and cash equivalents in foreign currency		-	-	59	(163)

Increase (decrease) in cash and cash equivalents		281,042	(2,154)	(663,431)	(398,392)

Cash and cash equivalents at the beginning of the period	4	76,981	178,672	2,021,114	1,765,506

Cash and cash equivalents at the end of the period	4	358,023	176,518	1,357,683	1,367,114

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of value added

Period ended March 31, 2013 and 2012

(In thousands of Brazilian Reais, except percentages)

		Parent				Consolidated
	Note	03/31/2013%		03/31/2012%		03/31/2013%		03/31/2012%
Revenue
Gross revenue from sales and services, except rents and royalties	25	-		-		13,996,250		12,734,704
Rebates, discounts and returns	25	-		-		(72,831)		(58,425)
Allowance for doubtful accounts - Reversal (allowance)		-		-		(501)		(1,355)
Income from disposal of assets	27	-		-		5,534		(1,495)
		-		-		13,928,452		12,673,429

Materials purchased from third parties
Raw materials used		-		-		(717,804)		(649,894)
Cost of goods, products and services sold		-		-		(11,794,341)		(10,811,360)
Third-party materials, energy, services and others		(1,676)		(1,885)		(380,750)		(341,693)
Reversal of impairment losses		2,903		3,078		3,112		1,303
		1,227		1,193		(12,889,783)		(11,801,644)

Gross value added		1,227		1,193		1,038,669		871,785

Deductions
Depreciation and amortization		-		-		(192,478)		(163,935)

Net value added by the Company		1,227		1,193		846,191		707,850

Value added received in transfer
Share of profit of subsidiaries, joint-ventures and associates	11	252,993		185,044		(1,959)		3,044
Rents and royalties	25	-		-		20,115		15,044
Financial income	28	20,541		34,537		52,937		63,212
		273,534		219,581		71,093		81,300

Total value added available for distribution		274,761		220,774		917,284		789,150

Distribution of value added
Labor and benefits		992	-	998	-	279,793	31	253,439	32
Taxes, fees and contributions		13,244	5	1,039	-	259,710	28	197,722	25
Financial expenses and rents		15,688	6	28,467	13	131,256	14	146,326	19
Retained earnings		244,837	89	190,270	87	246,525	27	191,663	24
Value added distributed		274,761	100	220,774	100	917,284	100	789,150	100

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”), is a publicly-traded company headquartered at the Brigadeiro Luis Antônio Avenue, 1343 in the city of São Paulo – SP, Brazil.

The Company engages in the investment of its own capital in services, commercial and industrial activities, by the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas - LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and storage services for liquid bulk (“Ultracargo”). The Company also operates in oil refining through its joint-venture in Refinaria de Petróleo Riograndense S.A. (“RPR”).

2.	Summary of significant accounting policies

The Company’s consolidated interim financial information are presented in accordance with International Accounting Standards (“IAS”) 34 – Interim Financial Reponting by the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and accounting practices adopted in Brazil (“BR GAAP”) in accordance with CPC 21 (R1), as issued by the Accounting Pronouncements Committee (“CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”).

The Company’s individual interim financial information are presented in accordance with CPC 21 (R1) of the BR GAAP. The investments in subsidiaries, associates and joint ventures are measured by the equity method of accounting, which, for purposes of IFRS, would be measured at cost or fair value.

The presentation currency of the Company’s individual and consolidated interim financial information is the Brazilian Real (“R$”), which is the Company’s functional currency.

The accounting policies described below were applied by the Company and its subsidiaries in a consistent manner for all periods presented in these individual and consolidated interim financial information.

a.	Recognition of income

Revenue and cost of sales are recognized when all risks and benefits associated with the products are transferred to the purchaser. Revenue from services provided and their costs are recognized when the services are provided. Costs of products and services sold provided include goods (mainly fuels/lubricants and LPG), raw materials (chemicals and petrochemicals) and production, distribution, storage and filling costs.

b.	Cash and cash equivalents

Include cash, banks deposits and short-term highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. See Note 4 for further details on cash and cash equivalents of the Company and its subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Financial instruments

In accordance with IAS 32, IAS 39 and IFRS 7 (CPC 38, 39 and 40 (R1)), the financial instruments of the Company and its subsidiaries are classified in accordance with the following categories:

•
Measured at fair value through profit or loss: financial assets and liabilities held for trading, that is, acquired or incurred principally for the purpose of selling or repurchasing in the near term, and derivatives. The balances are stated at fair value. The interest earned, the exchange variation and changes in fair value are recognized in profit or loss.

•
Held to maturity: non-derivative financial assets with fixed or determinable payments, and fixed maturities for which the entity has the positive intention and ability to hold to maturity. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method.

•
Available for sale: non-derivative financial assets that are designated as available for sale or that are not classified into other categories at initial recognition. The balances are stated at fair value and the interest earned and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and acquisition cost plus the interest earned are recognized in a specific account in the shareholders’ equity. Accumulated gains and losses recognized in the shareholders’ equity are reclassified to profit or loss in case of prepayment.

•
Loans and receivables: non-derivative financial assets with fixed or determinable payments or receipts, not quoted in an active market, except: (i) those which the entity intends to sell immediately or in the near term and which the entity classified as measured at fair value through profit or loss; (ii) those classified as available for sale; or (iii) those for which the Company may not recover substantially all of its initial investment for reasons other than credit deterioration. The interest earned and the foreign currency exchange variation are recognized in profit or loss. The balances are stated at acquisition cost plus the interests, using the effective interest rate method. Loans and receivables include cash and banks, trade receivables, dividends receivable and other trade receivables.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The Company and its subsidiaries use derivative financial instruments for hedging purposes, applying the concepts described below:

•	Fair value hedge: derivative financial instrument used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s profit or loss.

•
Hedge accounting: In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

For further detail on financial instruments of the Company and its subsidiaries, see Notes 4, 14, and 22.

d.	Trade receivables

Trade receivables are recognized at the amount invoiced, adjusted to present value if applicable, including all direct taxes attributable to the Company and its subsidiaries. An allowance for doubtful accounts is recorded based on estimated losses and is set at an amount deemed by management to be sufficient to cover any probable loss on realization of trade receivables (see Note 22 - Customer credit risk).

e.	Inventories

Inventories are stated at the lower of acquisition cost or net realizable value. The cost value of inventory is measured using the weighted average cost and includes the costs of acquisition and processing directly related to the units produced based on the normal capacity of production. Estimates of net realizable value are based on the average selling prices at the end of the reporting period, net of applicable direct selling expenses. Subsequent events related to the fluctuation of prices and costs are also considered, if relevant. If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials or supplies that (i) do not meet the Company and its subsidiaries’ specifications, (ii) have exceeded their expiration date or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial team.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

f.	Investments

Investments in subsidiaries are accounted for under the equity method of accounting in the individual interim financial information of the parent company.

Investments in associates in which management has a significant influence or in which it holds 20% or more of the voting stock, or that are under shared control are also accounted for under the equity method of accounting in the individual and consolidated interim financial information (see Note 11).

Other investments are stated at acquisition cost less provision for losses, unless the loss is considered temporary.

g.	Property, plant and equipment

Property, plant and equipment is recognized at acquisition or construction cost, including financial charges incurred on property, plant and equipment under construction, as well as maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission or to restore assets (see Note 18).

Depreciation is calculated using the straight-line method, for the periods mentioned in Note 12, taking into account the useful life of the assets, which are reviewed annually.

Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property.

h.	Leases

•   Finance leases

Certain lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the Company and its subsidiaries. These contracts are characterized as finance leases, and assets thereunder are capitalized at lease commencement at their fair value or, if lower, present value of the minimum lease payments under the contracts. The items recognized as assets are depreciated and amortized using the straight-line method based on the useful lives applicable to each group of assets as mentioned in Notes 12 and 13. Financial charges under the finance lease contracts are allocated to profit or loss over the lease contract term, based on the amortized cost and the effective interest rate method of the related lease obligation (see Note 14.h).

•   Operating leases

There are lease transactions where the risks and benefits associated with the ownership of the asset are not transferred and where there is no purchase option or the purchase option at the end of the contract is equivalent to the market value of the leased asset. Payments made under an operating lease contract are recognized as cost or expenses in the income statement on a straight-line basis over the term of the lease contract (see Note 23.g).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

i.	Intangible assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the criteria below (see Note 13):

•
Goodwill is carried net of accumulated amortization as of December 31, 2008, when it ceased to be amortized. Goodwill generated since January 1, 2009 is shown as intangible asset corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity, and is tested annually for impairment. Goodwill is allocated to the respective cash generating units (“CGU”) for impairment testing purposes.

•
Bonus disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as distribution rights when paid and amortized using the straight-line method according to the term of the agreement.

•
Other intangible assets acquired from third parties, such as software, technology and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, for the periods mentioned in Note 13, taking into account their useful life, which is reviewed annually.

The Company and its subsidiaries have not recognized intangible assets that were created internally. The Company and its subsidiaries have not recognized intangible assets that have an indefinite useful life, except for goodwill and the “am/pm” brand.

j.	Other assets

Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value (see Note 2.u).

k.	Financial liabilities

The Company and its subsidiaries’ financial liabilities include trade payables and other payables, loans, debentures and hedging instruments. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortised cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 2.c – fair value hedge). The financial liabilities at amortised cost are stated at the initial transaction amount plus related charges and transaction costs, net of amortization. The charges are recognized in profit or loss using the effective interest rate method (see Note 14.i).

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt or equity instruments, are allocated to the instrument and amortized to profit or loss over its term, using the effective interest rate method.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

l.	Income and social contribution taxes on income

Current and deferred income tax (“IRPJ”) and social contribution on net income tax (“CSLL”) are calculated based on their current rates, considering the value of tax incentives. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the laws enacted on the last day of the interim financial information. For further details about recognition and realization of IRPJ and CSLL, see Note 9.

m.	Provision for assets retirement obligation – fuel tanks

The Company and its subsidiaries have the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when tanks are installed. The estimated cost is recognized in property, plant and equipment and depreciated over the respective useful life of the tanks. The amounts recognized as a liability are monetarily restated until the respective tank is removed (see Note 18). An increase in the estimated cost of the obligation to remove the tanks could result in negative impact in future results. The estimated removal cost is reviewed and updated annually or when there is significant change in its amount.

n.	Provisions for tax, civil and labor risks

A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on evaluation of the outcomes of the legal proceedings (see Note 23 items a,b,c,d).

o.	Post-employment benefits

Post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary, using the projected unit credit method (see Note 24.b). The actuarial gains and losses are recognized in other comprehensive income and presented in the shareholder’s equity. Past service cost is recognized through the income statement.

p.	Other liabilities

Other liabilities are stated at known or measurable amounts plus, if applicable, related charges, monetary restatement and changes in exchange rates incurred. When applicable, other liabilities are recognized at present value based on interest rates that reflect the term, currency and risk of each transaction.

q.	Foreign currency transactions

Foreign currency transactions carried out by the Company or its subsidiaries are remeasured into their functional currency at the exchange rate prevailing at the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are translated using the exchange rate at the end of the reporting period. The effect of the difference between those exchange rates is recognized in profit or loss until the conclusion of each transaction.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

r.	Basis for translation of interim financial information of foreign subsidiaries

Assets and liabilities of the foreign subsidiaries, denominated in currencies other than that of the Company (functional currency: Brazilian Real), which have administrative autonomy, are translated using the exchange rate at the end of the reporting period. Revenues and expenses are translated using the average exchange rate of each period and shareholders’ equity are translated at the historic exchange rate of each transaction affecting shareholders’ equity. Gains and losses resulting from changes in these foreign investments are directly recognized in the shareholders’ equity as cumulative translation adjustments and will be recognized in profit or loss if these investments are disposed of. The recognized balance in other comprehensive income and presented in the shareholders’ equity as cumulative translation adjustments as of March 31, 2013 was a loss of R$ 11,388 (gain of R$ 12,621 as of December 31, 2012).

The foreign subsidiaries with functional currency different from the Company and which have administrative autonomy, are listed below:

Subsidiary	Functional currency	Location

Oxiteno México S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Corporativos S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Industriales de C.V.	Mexican Peso	Mexico
Oxiteno USA LLC	U.S. Dollar	United States
Oxiteno Andina, C.A.	Bolivar	Venezuela
American Chemical I.C.S.A.	U.S. Dollar	Uruguay

According to IAS 29, Venezuela is classified as a hyperinflationary economy. As a result, the interim financial information of Oxiteno Andina, C.A. (“Oxiteno Andina”) were adjusted by the Venezuelan Consumer Price Index.

The subsidiary American Chemical I.C.S.A. (“American Chemical”) determined its functional currency as the U.S. dollar, as its sales and purchases of goods, and financing activities are performed substantially in this currency.

Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered as an extention of the activities of their parent company and are translated using the exchange rate at the end of the reporting period. Gains and losses resulting from changes in these foreign investments are directly recognized as financial income or loss. The loss recognized in income as of March 31, 2013 amounted to R$ 637 (R$ 267 gain as of March 31, 2012).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

s.	Use of estimates, assumptions and judgments

The preparation of the interim financial information requires the use of estimates, assumptions and judgments for the accounting of certain assets, liabilities and income. Therefore, Company and subsidiaries’ management use the best information available at the time of preparation of the interim financial information, as well as the experience of past and current events, also considering assumptions regarding future events. The interim financial information therefore include estimates, assumptions and judgments related mainly to determining the fair value of financial instruments (Notes 4, 14 and 22), the determination of the allowance for doubtful accounts (Note 5), the determination of provisions for income taxes (Note 9), the useful life of property, plant and equipment (Note 12), the useful life of intangible assets and the determination of the recoverable amount of goodwill (Note 13), provisions for assets retirement obligations (Note 18), tax, civil and labor provisions (Note 23 items a,b,c,d) and estimates for the preparation of actuarial reports (Note 24.b). The actual result of the transactions and information may differ from their estimates.

t.	Impairment of assets

The Company and its subsidiaries review, at least annually, the existence of indication that an asset may be impaired. If there is an indication, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash flow from continuous use and that are largely independent of cash flows of other assets (CGU). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

To assess the value in use, the Company and its subsidiaries consider the projections of future cash flows, trends and outlooks, as well as the effects of obsolescence, demand, competition and other economic factors. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, the impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses may be reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

No impairment was recognized in the periods presented.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

u.	Adjustment to present value

Some of the Company’s subsidiaries recognized a present value adjustment to Tax on Goods and Services (“ICMS”, the Brazilian VAT) credit balances related to property, plant and equipment (CIAP – see Note 7). Because recovery of these credits occurs over a 48 months period, the present value adjustment reflects, in the interim financial information, the time value of the ICMS credits to be recovered.

The Company and its subsidiaries reviewed all items classified as non-current and, when relevant, current assets and liabilities and did not identify the need to recognize other present value adjustments.

v.	Statements of value added

As required by Brazilian Corporate Law, the Company and its subsidiaries prepare the individual and consolidated statements of value added (“DVA”) according to CPC 09 – Statement of Value Added, as an integral part of the interim financial information as applicable to publicly-traded companies, and as supplemental information for IFRS, that do not require the presentation of DVA.

w.	Adoption of the pronouncements issued by CPC and IFRS effective in 2013

The following standards are effective on January 1st, 2013 and have impacted the Company’s financial statements and interim financial information previously disclosed in 2012.

(1) adoption of IFRS 11 (CPC 19 (R2)) - Joint arrangements: the investments in RPR, Maxfácil Participações S.A. (“Maxfácil”), União Vopak Armazéns Gerais Ltda. (“União Vopak”) and ConectCar Soluções de Mobilidade Eletrônica S.A. (“Conectcar”) were no more proportionally consolidated and were accounted for using the equity method.

(2) amendments to IAS 19 Revised (CPC 33 (R2))- Employee benefits: actuarial gains and losses are no longer recognized in the income statement and have been recognized in shareholders’equity as other comprehensive income. Past service costs were recognized in shareholders’equity in the date of transition.  From the date of transition, past service costs will be recognized in income statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the effects of adopting these standards on the consolidated balance sheet as of December 31, 2012 and on the consolidated income statements and consolidated statement of cash flow as of March 31, 2012:

Balance sheet
	12/31/2012 presented	IFRS 11 effects	IAS 19 (R2011) effects	12/31/2012 restated
Current assets
Cash and cash equivalents	2,050,051	(28,937)	-	2,021,114
Financial investments	962,136	(952)	-	961,184
Trade receivables	2,306,798	(277)	-	2,306,521
Inventories	1,299,807	(9,113)	-	1,290,694
Recoverable taxes	483,201	(5,242)	-	477,959
Other receivables	20,541	(78)	-	20,463
Dividends receivable	-	1,292	-	1,292
Prepaid expenses	54,036	(225)	-	53,811
Total current assets	7,176,570	(43,532)	-	7,133,038

Non-current assets
Deferred income and social contribution taxes	465,190	(834)	4,975	469,331
Escrow deposits	534,009	(280)	-	533,729
Prepaid expenses	80,856	(1,204)	-	79,652
Investments in joint-ventures	-	28,209	-	28,209
Property, plant and equipment	4,701,406	(34,386)	-	4,667,020
Intangible assets	1,968,615	(3,319)	-	1,965,296
Other non-current assets	373,279	-	-	373,279
Total non-current assets	8,123,355	(11,814)	4,975	8,116,516

Total assets	15,299,925	(55,346)	4,975	15,249,554

Current liabilities
Loans	1,573,463	(432)	-	1,573,031
Debentures	65,663	(12,713)	-	52,950
Trade payables	1,312,268	(14,533)	-	1,297,735
Salaries and related charges	254,566	(2,040)	-	252,526
Taxes payable	107,822	(149)	-	107,673
Dividends payable	222,370	(19)	-	222,351
Income and social contribution taxes payable	75,363	(128)	-	75,235
Post-employment benefits	11,624	(1,589)	-	10,035
Provision for tax, civil and labor risks	50,052	(538)	-	49,514
Other payables	52,514	3,939	-	56,453
Other current liabilities	23,747	-	-	23,747
Total current liabilities	3,749,452	(28,202)	-	3,721,250

Non-current liabilities
Loans	3,153,096	(1,408)	-	3,151,688
Debentures	1,403,571	(8,301)	-	1,395,270
Provision for tax, civil and labor risks	551,606	(643)	-	550,963
Post-employment benefits	120,619	(16,792)	14,633	118,460
Other non-current liabilities	305,845	-	-	305,845
Total non-current liabilities	5,534,737	(27,144)	14,633	5,522,226

Total shareholders´equity	6,015,736	-	(9,658)	6,006,078

Total liabilities and shareholders´equity	15,299,925	(55,346)	4,975	15,249,554

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)
Income statement

	03/31/2012 presented	IFRS 11 effects	IAS 19 (R2011) effects	03/31/2012 restated

Net revenue from sales and services	12,401,370	(10,144)	-	12,391,226
Cost of products and services sold	(11,496,950)	5,378	-	(11,491,572)
Selling and marketing, general and administrative and other operating income, net	(564,933)	2,488	367	(562,078)
Income from disposal of assets	(1,500)	5	-	(1,495)
Financial income, net	(62,871)	(2,536)	-	(65,407)
Income and social contribution taxes	(83,671)	1,741	(125)	(82,055)
Share of profit of joint ventures and associates	(24)	3,068	-	3,044
Net income for the period	191,421	-	242	191,663

Statement of cash flow

	03/31/2012 presented	IFRS 11 effects	IAS 19 (R2011) effects	03/31/2012 restated

Net cash provided by operating activities	218,353	(6,621)	-	211,732
Net cash provided by investing activities	(139,634)	2,447	-	(137,187)
Net cash used in financing activities	(471,322)	(1,452)	-	(472,774)

Increase (decrease) in cash and cash equivalents	(392,766)	(5,626)	-	(398,392)
Cash and cash equivalents at the beginning of the period	1,790,954	(25,448)	-	1,765,506
Cash and cash equivalents at the end of the period	1,398,188	(31,074)	-	1,367,114

The following standards were effective on January 1st, 2013 and have no impact on the financial statements and the interim financial information of the Company in 2012:

• Consolidated financial statements – IFRS 10 and transition guidance
• Disclosure of interests in other entities– IFRS 12 and transition guidance
• Amendments to IAS 27 – Separate financial statements
• Amendments to IAS 28 – Investments in associates and joint ventures
• Fair value measurement – IFRS 13
• Amendments to IAS 1 – Presentation of financial statements: other comprehensive income (1)
• Amendments to IFRS 7 – Financial instruments: offsetting financial assets and liabilities (1)

(1)	CPC has not yet issued pronouncements equivalent to these IAS/IFRS. The early adoption of IFRS pronouncements is subject to prior approval by the CVM.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

x.	New standards not yet effective

Certain standards, amendments and interpretations to IFRS issued by IASB that have been issued but are not yet effective were not applied as of March 31, 2013, as follows:

Effective date
• Amendments to IAS 32 – Financial instruments: presentation	2014
• IFRS 9 – Financial instruments’ classification and measurement	2015

CPC has not yet issued pronouncements equivalent to these IAS/IFRS, but is expected to do so before the date they become effective. The early adoption of IFRS pronouncements is subject to prior approval by the CVM.

y.	Authorization for issuance of the interim financial information

These interim financial information were authorized for issue by the Board of Directors on May 15, 2013.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

3.	Principles of consolidation and investments in subsidiaries

The consolidated interim financial information were prepared following the basic principles of consolidation established by IFRS 10 (CPC 36 (R3)). Investments of one company in another, balances of asset and liability accounts and revenues and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated shareholders’ equity and net income.

The consolidated interim financial information include the following direct and indirect subsidiaries:
		% interest in the share
		03/31/2013		12/31/2012
		Control		Control

	Location	Direct control	Indirect control	Direct control	Indirect control
Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	100	-	100	-
Terminal Químico de Aratu S.A. – Tequimar	Brazil	-	99	-	99
Temmar - Terminal Marítimo do Maranhão S.A.	Brazil	-	100	-	100
Melamina Ultra S.A. Indústria Química	Brazil	-	99	-	99
Oxiteno S.A. Indústria e Comércio	Brazil	100	-	100	-
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	-	99	-	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	-	100	-	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	-	100	-	100
American Chemical I.C.S.A.	Uruguay	-	100	-	100
Barrington S.L.	Spain	-	100	-	100
Oxiteno México S.A. de C.V.	Mexico	-	100	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	-	100	-	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	-	100	-	100
Oxiteno USA LLC	United States	-	100	-	100
Global Petroleum Products Trading Corp.	Virgin Islands	-	100	-	100
Oxiteno Overseas Corp.	Virgin Islands	-	100	-	100
Oxiteno Andina, C.A.	Venezuela	-	100	-	100
Oxiteno Europe SPRL	Belgium	-	100	-	100
Oxiteno Colombia S.A.S	Colombia	-	100	-	100
Oxiteno Shanghai Trading LTD.	China	-	100	-	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	-	100	-	100
Ipiranga Produtos de Petróleo S.A.	Brazil	100	-	100	-
am/pm Comestíveis Ltda.	Brazil	-	100	-	100
Centro de Conveniências Millennium Ltda.	Brazil	-	100	-	100
Conveniência Ipiranga Norte Ltda.	Brazil	-	100	-	100
Ipiranga Trading Limited	Virgin Islands	-	100	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	-	100	-	100
Ipiranga Logística Ltda.	Brazil	-	100	-	100
Isa-Sul Administração e Participações Ltda.	Brazil	-	100	-	100
Companhia Ultragaz S.A.	Brazil	-	99	-	99
Bahiana Distribuidora de Gás Ltda.	Brazil	-	100	-	100
Utingás Armazenadora S.A.	Brazil	-	57	-	57
LPG International Inc.	Cayman Islands	-	100	-	100
Imaven Imóveis Ltda.	Brazil	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	-	100	-	100
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	-	100	-	100

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The Company and its subsidiaries maintain a shared equity interest in the following companies, whose bylaws establish joint control. These joint ventures are accounted for under the equity method of accounting by the Company and its subsidiaries, as required by IFRS 11 (CPC 19 (R2)) – see Note 11.b).

		% interest in the share
		03/31/2013		12/31/2012
		Control		Control

	Location	Direct control	Indirect control	Direct control	Indirect control
União Vopak Armazéns Gerais Ltda.	Brazil	-	50	-	50
ConectCar Soluções de Mobilidade Eletrônica S.A.	Brazil	-	50	-	50
Refinaria de Petróleo Riograndense S.A.	Brazil	33	-	33	-

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

a) Business combination – acquisition of American Chemical I.C.S.A.

On November 1st, 2012, the Company, through its subsidiary Oxiteno S.A. Indústria e Comércio (“Oxiteno S.A.”), purchased 100% of the shares of American Chemical, a Uruguayan specialty chemicals company. American Chemical owns a plant in Montevideo, with production capacity of 81 thousand tons of specialty chemicals, particularly sulfonate and sulfate surfactants for the home and personal care industries, as well as products for the leather industry. The total amount paid was R$ 113,603, including the adjustments of working capital in the amount of R$ 6,168, paid in the first quarter of 2013.

The purchase price paid for the shares is being allocated among the identified assets acquired and liabilities assumed, measured at fair value. The recognition of fair values of property, plant and equipment and intangible assets was concluded as of March 31, 2013. The conclusion of the determination of fair values of inventories is expected for the second quarter of 2013. During the process of identification of assets and liabilities, intangible assets which were not recognized in the acquired entity’s books were also taken into account. The provisional goodwill is R$ 43,492.

The table below summarizes the assets acquired and liabilities assumed as of the acquisition date:

Current assets		Current liabilities
Cash and cash equivalents	7,147	Loans	32,481
Trade receivables	31,169	Trade payables	32,443
Inventories	35,526	Salaries and related charges	3,431
Recoverable taxes	3,163	Other	1,869
Other	1,906		70,224
	78,911

Non-current assets		Non-current liabilities
Property, plant and equipment	68,420	Loans	7,362
Intangible assets	1,969	Deferred income and social
Deferred income and social contribution taxes	7,465	contribution taxes	9,068
Temporary goodwill	43,492		16,430
	121,346	Total liabilities assumed	86,654

Total assets acquired and goodwill	200,257	Consideration transferred	113,603

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

4.	Cash and cash equivalents and financial investments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of first-rate financial institutions linked to the Interbank Certificate of Deposit (“CDI”), in debentures and in short term investments funds , whose portfolio comprised exclusively of Brazilian Federal Government bonds; (ii) outside Brazil, in certificates of deposit of first-rate financial institutions and in short-term investment funds with a portfolio composed exclusively of bonds issued by the U.S. Government; and (iii) in currency and interest rate hedging instruments.

The financial assets were classified in Note 22, according to their characteristics and intention of the Company and its subsidiaries.

•	Cash and cash equivalents

Cash and cash equivalents are considered: (i) cash and bank deposits, and (ii) highly-liquid short-term investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value.

	Parent		Consolidated
	03/31/2013	12/31/2012	03/31/2013	12/31/2012

Cash and bank deposits
In local currency	51	173	28,005	35,786
In foreign currency	-	-	34,038	43,866

Financial investments
In local currency
Fixed-income securities and funds	357,972	76,808	1,288,173	1,912,217
In foreign currency
Fixed-income securities and funds	-	-	7,467	29,245

Total cash and cash equivalents	358,023	76,981	1,357,683	2,021,114

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

•	Financial investments

The financial investments of the Company and its subsidiaries are distributed as follows:

	Parent		Consolidated
	03/31/2013	12/31/2012	03/31/2013	12/31/2012

Financial investments
In local currency
Fixed-income securities and funds	67	216	412,437	641,022

In foreign currency
Fixed-income securities and funds	-	-	307,765	290,636

Currency and interest rate hedging instruments (a)	-	-	135,833	179,056

Total financial investments	67	216	856,035	1,110,714

Current	67	216	715,840	961,184

Non-current	-	-	140,195	149,530

(a) Accumulated gains, net of income tax (see Note 22).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

5.	Trade receivables (Consolidated)

	03/31/2013	12/31/2012

Domestic customers	2,285,649	2,130,816
Reseller financing - Ipiranga	271,748	276,937
Foreign customers	182,845	164,943
(-) Allowance for doubtful accounts	(134,052)	(128,816)

Total	2,606,190	2,443,880

Current	2,472,842	2,306,521

Non-current	133,348	137,359

Reseller financing is provided for renovation and upgrading of service stations, purchase of products, and development of the automotive fuels and lubricants distribution market.

The breakdown of trade receivables, gross, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days

03/31/2013	2,740,242	2,453,794	83,933	13,951	5,765	15,332	167,467

12/31/2012	2,572,696	2,270,632	81,666	18,463	8,932	25,885	167,118

Movements in the allowance for doubtful accounts are as follows:

Balance at December 31, 2012	128,816
Additions	7,464
Write-offs	(2,228)
Balance at March 31, 2013	134,052

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

6.	Inventories (Consolidated)

	03/31/2013			12/31/2012
	Cost	Provision for losses	Net balance	Cost	Provision for losses	Net balance

Finished goods	262,043	(5,124)	256,919	262,667	(6,314)	256,353
Work in process	1,505	-	1,505	1,914	-	1,914
Raw materials	208,555	(175)	208,380	205,252	(297)	204,955
Liquefied petroleum gas (LPG)	36,409	-	36,409	36,820	-	36,820
Fuels, lubricants and greases	914,539	(710)	913,829	629,527	(635)	628,892
Consumable materials and bottles for resale	58,916	(1,082)	57,834	63,226	(1,197)	62,029
Advances to suppliers	74,249	-	74,249	72,899	-	72,899
Properties for resale	25,081	-	25,081	26,832	-	26,832

	1,581,297	(7,091)	1,574,206	1,299,137	(8,443)	1,290,694

Movements in the provision for losses are as follows:

Balance at December 31, 2012	8,443
Recoveries of realizable value adjustment	(896)
Recoveries of obsolescence and other losses	(456)
Balance at March 31, 2013	7,091

The breakdown of provisions for losses related to inventories is shown in the table below:

	03/31/2013	12/31/2012
Realizable value adjustment	4,514	5,410
Obsolescence and other losses	2,577	3,033
Total	7,091	8,443

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

7.	Recoverable taxes

Recoverable taxes are substantially represented by credits of ICMS, Taxes for Social Security Financing (COFINS), Employee’s Profit Participation Program (PIS), IRPJ and CSLL.

	Parent		Consolidated
	03/31/2013	12/31/2012	03/31/2013	12/31/2012

IRPJ and CSLL	83,419	89,265	173,619	190,499
ICMS	-	-	188,076	198,041
Provision for ICMS losses (*)	-	-	(60,329)	(61,717)
Adjustment to present value of ICMS on property, plant and equipment - CIAP (see Note 2.u)	-	-	(590)	(747)
PIS and COFINS	-	-	129,337	156,491
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico, Oxiteno Andina and American Chemical	-	-	26,107	32,626
Excise tax - IPI	-	-	4,206	4,117
Other	-	-	7,607	7,719

Total	83,419	89,265	468,033	527,029

Current	53,046	63,266	399,446	477,959

Non-current	30,373	25,999	68,587	49,070

(*) The provision for ICMS losses relates to tax credits that the subsidiaries believe to be unable to offset in the future and its movements are as follows:

Balance at December 31, 2012	61,717
Additions	377
Write-offs	(1,765)
Balance at March 31, 2013	60,329

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

8.	Related parties

a.	Related parties

•	Parent company

	Assets			Financial income
	Trade receivables	Debentures	Total

Companhia Ultragaz S.A.	7,293	-	7,293	-
Terminal Químico de Aratu S.A. - Tequimar	3,003	-	3,003	-
Oxiteno S.A. Indústria e Comércio	858	-	858	-
Ipiranga Produtos de Petróleo S.A.	3,861	782,189	786,050	18,696
Total as of March 31, 2013	15,015	782,189	797,204	18,696

	Assets			Financial income
	Trade receivables	Debentures	Total

Companhia Ultragaz S.A.	7,293	-	7,293	-
Terminal Químico de Aratu S.A. - Tequimar	3,003	-	3,003	-
Oxiteno S.A. Indústria e Comércio	858	-	858	-
Ipiranga Produtos de Petróleo S.A.	3,861	766,297	770,158	28,964
Total as of December 31, 2012	15,015	766,297	781,312
Total as of March 31, 2012				28,964

In March 2009, Ipiranga made its first private offering in a single series of 108 debentures at each face value of R$ 10,000,000.00 (ten million Brazilian Reais), nonconvertible into shares, unsecured debentures. The Company subscribed 75 debentures with maturity on March 31, 2016 and semiannual remuneration linked to CDI.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

•	Consolidated

	Loans		Commercial transactions
	Assets	Liabilities	Receivables1	Payables1

Braskem S.A. (*)	-	-	-	37,689
Copagaz Distribuidora de Gas Ltda.	-	-	427	-
Liquigás Distribuidora S.A.	-	-	559	-
Oxicap Indústria de Gases Ltda.	10,368	-	-	3,204
Petróleo Brasileiro S.A. – Petrobras (*)	-	-	-	616,335
Química da Bahia Indústria e Comércio S.A.	-	3,046	-	-
Braskem Qpar S.A. (*)	-	-	-	6,041
Refinaria de Petróleo Riograndense S.A.	-	-	-	2,663
ConectCar Soluções de Mobilidade Eletrônica S.A.	-	-	26	-
Others	490	826	396	-
Total as of March 31, 2013	10,858	3,872	1,408	665,932

	Loans		Commercial transactions
	Assets	Liabilities	Receivables1	Payables1

Braskem S.A. (*)	-	-	-	18,200
Copagaz Distribuidora de Gas Ltda.	-	-	571	-
Liquigás Distribuidora S.A.	-	-	559	-
Oxicap Indústria de Gases Ltda.	10,368	-	-	926
Petróleo Brasileiro S.A. – Petrobras (*)	-	-	-	574,002
Química da Bahia Indústria e Comércio S.A.	-	3,046	-	-
Braskem Qpar S.A. (*)	-	-	-	2,427
Refinaria de Petróleo Riograndense S.A.	-	-	-	275
ConectCar Soluções de Mobilidade Eletrônica S.A.	-	-	9,871	-
Others	490	826	295	-
Total as of December 31, 2012	10,858	3,872	11.296	595,830

1 Included in “trade receivables” and “trade payables”, respectively.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

	Commercial transactions
	Sales	Purchases

Braskem S.A. (*)	8,045	276,182
Copagaz Distribuidora de Gas Ltda.	923	-
Liquigás Distribuidora S.A.	1,204	-
Oxicap Indústria de Gases Ltda.	2	3,205
Petróleo Brasileiro S.A. – Petrobras (*)	-	10,375,890
Braskem Qpar S.A. (*)	2,141	79,566
Refinaria de Petróleo Riograndense S.A.	-	7,680
ConectCar Soluções de Mobilidade Eletrônica S.A.	2,327	-
Others	526	-
Total as of March 31, 2013	15.168	10,742,523

	Commercial transactions
	Sales	Purchases

Braskem S.A. (*)	7,029	227,553
Copagaz Distribuidora de Gas Ltda.	931	-
Liquigás Distribuidora S.A.	1,271	-
Oxicap Indústria de Gases Ltda.	2	3,290
Petróleo Brasileiro S.A. – Petrobras (*)	5	8,139,518
Braskem Qpar S.A. (*)	459	42,548
Refinaria de Petróleo Riograndense S.A.	-	5,527
Others	579	-
Total as of March 31, 2012	10,276	8,418,436

(*)	See Note 15 for further information on the relationship of these suppliers with the Company and its subsidiaries.

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation and storage services based on an arm’s-length market prices and terms with customers and suppliers with comparable operational performance. The above operations related to ConectCar refer to the trade receivables of tag sales and refills, adhesion to Ipiranga’s marketing plan, use of the Ultrapar’s shared services center and sales commissions paid to Ipiranga. Borrowing agreements are for an indeterminate period and do not contain interest clauses. In the opinion of the Company and its subsidiaries’ management, transactions with related parties are not subject to credit risk, which is why no allowance for doubtful accounts or collaterals are provided. Collaterals provided by the Company in loans of subsidiaries and affiliates are mentioned in Note 14.j). Intercompany loans are contracted in light of temporary cash surpluses or deficits of the Company, its subsidiaries and its associates.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Key executives - Compensation (Consolidated)

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of maintenance of a competitive compensation, and is aimed at retaining key officers and remunerating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance and others; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation EVA® and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. Further details about the Deferred Stock Plan are contained in Note 8.c) and about post employment benefits in Note 24.b).

As of March 31, 2013, the Company and its subsidiaries recognized expenses for compensation of its key executives (Company’s directors and executive officers) in the amount of R$ 7,768 (R$ 7,749 as of March 31, 2012). Out of this total, R$ 6,452 relates to short-term compensation (R$ 6,647 as of March 31, 2012), R$ 947 to stock compensation (R$ 808 as of March 31, 2012) and R$ 369 (R$ 294 as of March 31, 2012) to post-employment benefits.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Deferred Stock Plan

On April 27, 2001, the General Shareholders’ Meeting approved a benefit plan to members of management and employees in executive positions in the Company and its subsidiaries. On November 26, 2003, the Extraordinary General Shareholders’ Meeting approved certain amendments to the original plan of 2001 (the “Deferred Stock Plan”). In the Deferred Stock Plan, certain members of management of the Company and its subsidiaries have the voting and economic rights of shares and the ownership of these shares is retained by the subsidiaries of the Company. The Deferred Stock Plan provides for the transfer of the ownership of the shares to those eligible members of management after five to ten years from the initial concession of the rights subject to uninterrupted employment of the participant during the period. The total number of shares to be used for the Deferred Stock Plan is subject to the availability in treasury of such shares. It is incumbent on Ultrapar’s executive officers to select the members of management eligible for the plan and propose the number of shares in each case for approval by the Board of Directors. At March 31, 2013, the amount granted to the company’s executives, including tax charges, amounted R$ 63,643 (R$ 63,643 until December 31, 2012). This amount is amortized over the vesting period of Deferred Stock Plan. The amortization as of March 31, 2013 in the amount of R$ 2,474 (R$ 1,722 as of March 31, 2012) was recognized as a general and administrative expense. The fair value of the awards were determined on the grant date based on the market value of the shares on the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the Brazilian Securities, Commodities and Futures Exchange.

The table below summarizes shares provided to the Company and its subsidiaries’ management:

Grant date	Number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total compensation costs, including taxes	Accumulated recognized compensation costs	Accumulated unrecognized compensation costs

November 7, 2012	350,000	5 to 7 years	42.90	20,710	(1,466)	19,244
December 14, 2011	120,000	5 to 7 years	31.85	5,272	(1,194)	4,078
November 10, 2010	260,000	5 to 7 years	26.78	9,602	(3,941)	5,661
December 16, 2009	250,000	5 to 7 years	20.75	7,155	(4,051)	3,104
October 8, 2008	576,000	5 to 7 years	9.99	8,090	(6,219)	1,871
December 12, 2007	106,640	5 to 7 years	16.17	3,570	(3,154)	416
November 9, 2006	207,200	10 years	11.62	3,322	(2,132)	1,190
December 14, 2005	93,600	10 years	8.21	1,060	(777)	283
October 4, 2004	167,900	10 years	10.20	2,361	(2,007)	354
December 18, 2003	239,200	10 years	7.58	2,501	(2,334)	167
	2,370,540			63,643	(27,275)	36,368

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

9.	Income and social contribution taxes

a.	Deferred income and social contribution taxes

The Company and its subsidiaries recognize tax credits and debits, which are not subject to statute of limitations, resulting from tax loss carryforwards, temporary differences, negative tax bases and revaluation of property, plant and equipment, among others. Credits are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	Parent		Consolidated
	03/31/2013	12/31/2012	03/31/2013	12/31/2012

Assets - Deferred income and social contribution taxes on:
Provision for impairment of assets	-	-	27,160	27,503
Provisions for tax, civil and labor risks	6	6	108,954	110,563
Provision for post-employment benefit (see Note 24.b)	-	-	44,887	43,450
Provision for differences between cash and accrual basis	-	-	23,005	21,710
Goodwill (see Note 13)	-	-	116,785	134,598
Provision for assets retirement obligation	-	-	14,141	13,855
Other provisions	2	37	63,996	60,768
Tax losses and negative basis for social contribution carryforwards (d)	-	-	57,029	56,884

Total	8	43	455,957	469,331

Liabilities - Deferred income and social contribution taxes on:
Revaluation of property, plant and equipment	-	-	3,224	3,259
Lease	-	-	6,122	6,255
Provision for differences between cash and accrual basis	-	-	57,457	65,299
Provision for goodwill/negative goodwill	-	-	13,853	950
Temporary differences of foreign subsidiaries	-	-	3,907	3,489
Other provisions	-	-	5,967	5,672

Total	-	-	90,530	84,924

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The estimated recovery of deferred tax assets relating to IRPJ and CSLL is stated as follows:

	Parent	Consolidated

Up to 1 year	2	176,414
From 1 to 2 years	-	89,959
From 2 to 3 years	-	46,879
From 3 to 5 years	6	44,892
From 5 to 7 years	-	63,149
From 7 to 10 years	-	34,664

	8	455,957

b.	Reconciliation of income and social contribution taxes

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	03/31/2013	03/31/2012	03/31/2013	03/31/2012

Income before taxes and share of profit of Subsidiaries, joint ventures and associates	3,470	7,909	365,852	270,674
Statutory tax rates - %	34	34	34	34
Income and social contribution taxes at the statutory tax rates	(1,180)	(2,689)	(124,390)	(92,029)
Adjustments to the statutory income and social contribution taxes:
Operating provisions and nondeductible expenses/nontaxable revenues	(355)	-	(6,382)	(1,994)
Adjustment to estimated income	-	-	2,430	4,536
Interest on equity	(10,097)	-	-	-
Other adjustments	6	6	897	(1,284)
Income and social contribution taxes before tax incentives	(11,626)	(2,683)	(127,445)	(90,771)

Tax incentives - SUDENE	-	-	10,077	8,716
Income and social contribution taxes in the income statement	(11,626)	(2,683)	(117,368)	(82,055)

Current	(11,591)	(2,058)	(119,643)	(76,500)
Deferred	(35)	(625)	(7,802)	(14,271)
Tax incentives - SUDENE	-	-	10,077	8,716

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Tax incentives - SUDENE

The following subsidiaries are entitled to federal tax benefits providing for IRPJ reduction under the program for development of northeastern Brazil operated by the Superintendency for the Development of the Northeast (“SUDENE”):

Subsidiary	Units	Incentive - %	Expiration

Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2016

Bahiana Distribuidora de Gás Ltda.	Caucaia base (1)	75	2012
	Mataripe base	75	2013
	Aracaju base	75	2017
	Suape base	75	2018

Terminal Químico de Aratu S.A. – Tequimar	Aratu terminal (2)	75	2012
	Suape terminal	75	2020

Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Camaçari plant	75	2022

(1) In the second quarter of 2013 the subsidiary will request the extension of the recognition of tax incentive for another 10 years, due the production increase verified in the Caucaia base.

(2) In April 2013 the subsidiary requested the extension of the recognition of tax incentive for another 10 years, due the modernization verified in the Aratu terminal.

d.	Income and social contribution taxes carryforwards

The Company and certain subsidiaries have loss carryforwards (income tax) amounting to R$ 171,590 (R$ 171,409 as of December 31, 2012) and negative basis of CSLL of R$ 157,014 (R$ 155,911 as of December 31, 2012), whose compensations are limited to 30% of taxable income, which do not expire. Based on these values the Company and its subsidiaries recognized deferred income and social contribution tax assets in the amount of R$ 57,029 (R$ 56,884 as of December 31, 2012).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

10.	Prepaid expenses (Consolidated)

	03/31/2013	12/31/2012

Rents	60,047	60,931
Deferred Stock Plan, net (see Note 8.c)	29,391	31,438
Software maintenance	11,157	11,168
Insurance premiums	13,322	15,612
Advertising and publicity	31,345	6,218
Purchases of meal and transportation tickets	4,664	4,545
Taxes and other prepaid expenses	10,758	3,551

	160,684	133,463

Current	84,646	53,811

Non-current	76,038	79,652

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

11.	Investments

a.	Subsidiaries and joint-ventures (Parent company)

	03/31/2013

	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Refinaria de Petróleo Riograndense S.A.

Number of shares or units held	11,839,764	35,102,127	224,467,228,244	5,078,888
Assets	1,024,715	2,925,206	8,176,998	192,027
Liabilities	19,939	565,229	6,269,051	133,049
Shareholders’ equity adjusted for intercompany unrealized profits	1,004,776	2,360,037	1,907,946	58,978
Net revenue from sales and services	-	222,290	11,847,169	50,270
Net income for the period after adjustment for intercompany unrealized profits	16,265	34,761	202,143	(530)

	12/31/2012

	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Refinaria de Petróleo Riograndense S.A.

Number of shares or units held	9,323,829	35,102,127	224,467,228,244	5,078,888
Assets	1,008,765	3,142,610	8,934,599	229,328
Liabilities	19,921	789,697	6,493,500	169,820
Shareholders’ equity adjusted for intercompany unrealized profits	988,511	2,349,275	2,435,502	59,508

	03/31/2012

Net revenue from sales and services	-	215,289	10,750,608	30,496
Net income for the period after adjustment for intercompany unrealized profits	19,085	32,249	132,664	3,448

Operating financial information of the subsidiaries is detailed in Note 21.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. - Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Refinaria de Petróleo Riograndense S.A.	Total

Balance as of December 31, 2012	988,844	2,352,973	2,441,115	19,759	5,802,691
Effect of adoption of IAS 19 (CPC 33 (R2)) - Employee benefits	(333)	(3,698)	(5,613)	-	(9,644)
Balance as of December 31, 2012 - restated	988,511	2,349,275	2,435,502	19,759	5,793,047
Share of (loss) profit of subsidiaries and joint ventures	16,265	34,761	202,143	(176)	252,993
Dividends and interest on equity (gross)	-	-	(29,697)	-	(29,697)
Capital decrease	-	-	(700,000)	-	(700,000)
Tax liabilities on equity- method revaluation reserve	-	-	(11)	-	(11)
Valuation adjustment of subsidiaries	-	10	9	-	19
Translation adjustments of foreign-based subsidiaries	-	(24,009)	-	-	(24,009)

Balance as of March 31, 2013	1,004,776	2,360,037	1,907,946	19,583	5,292,342

	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. - Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Refinaria de Petróleo Riograndense S.A.	Total

Balance as of December 31, 2011	780,883	2,206,872	2,284,440	18,904	5,291,099
Effect of adoption of IAS 19 (CPC 33 (R2)) - Employee benefits	(361)	(4,140)	(6,038)	-	(10,539)
Balance as of December 31, 2011 - restated	780,522	2,202,732	2,278,402	18,904	5,280,560
Share of profit of subsidiaries and joint ventures	19,085	32,249	132,664	1,046	185,044
Dividends and interest on equity (gross)	-	-	(191,621)	(2,432)	(194,053)
Tax liabilities on equity- method revaluation reserve	-	-	(30)	-	(30)
Valuation adjustment of subsidiaries	-	(111)	(72)	-	(183)
Translation adjustments of foreign-based subsidiaries	-	1,143	-	-	1,143

Balance as of March 31, 2012	799,607	2,236,013	2,219,343	17,518	5,272,481

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Joint ventures (Consolidated)

	Movements in investments
	União Vopak	RPR		ConectCar

					Total

Balance as of December 31, 2012	5,714	19,759		2,736	28,209
Capital increase	-	-		9,579	9,579
Share of profit (loss) of joint ventures	188	(176	)*	(2,257)	(2,245)

Balance as of March 31, 2013	5,902	19,583		10,087	35,543
*Includes adjustments related to the conclusion of the audit of 2012.
	Movements in investments
	União Vopak	RPR	Maxfácil

				Total

Balance as of December 31, 2011	6,331	18,904	95,568	120,803
Proposed dividends	(649)	(2,432)	(1,918)	(4,999)
Share of profit (loss) of joint ventures	168	1,046	1,854	3,068

Balance as of March 31, 2012	5,850	17,518	95,504	118,872

	03/31/2013
	União Vopak	RPR	ConectCar

Current assets	4,801	98,222	10,346
Non-current assets	9,671	93,805	11,902
Current liabilities	2,668	55,293	2,131
Non-current liabilities	-	77,756	-
Shareholders’ equity	11,804	58,978	20,117
Net revenue from sales and services	2,752	50,270	13
Costs and operating expenses	(2,234)	(46,588)	(6,834)
Net financial income and income and social contribution taxes	(142)	(1,319)	2,307
Net income for the period	376	2,363	(4,514)

Number of shares or units held	29,995	5,078,888	25,000,000
% of capital held	50	33	50

	12/31/2012
	União Vopak	RPR	ConectCar

Current assets	4,254	137,729	12,616
Non-current assets	9,908	91,599	9,363
Current liabilities	2,734	88,070	16,507
Non-current liabilities	-	81,750	-
Shareholders’ equity	11,428	59,908	5,472

Number of shares or units held	29,995	5,078,888	25,000,000
% of capital held	50	33	50

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)
	03/31/2012
	União Vopak	RPR	Maxfácil

Net revenue from sales and services	3,565	30,497	462
Costs and operating expenses	(3,138)	(24,912)	(54)
Net financial income and income and social contribution taxes	(91)	(2,200)	3,300
Net income for the period	336	3,385	3,708

Number of shares or units held	29,995	5,078,888	10,997
% of capital held	50	33	50

The Company holds an interest in RPR, which is primarily engaged in oil refining.

The subsidiary Ultracargo Participações Ltda. holds an interest in União Vopak, which is primarily engaged in liquid bulk storage in the port of Paranaguá.

The subsidiary Ipiranga Produtos de Petróleo S.A. (“IPP”) holds an interest in ConectCar, which is primarily engaged in electronic payment of tolls, parking and fuel. ConectCar, formed in November 2012, started its operation on April 23, 2013 in the State of São Paulo.

The subsidiary IPP held an interest in Maxfácil, which was primarily engaged in the management of Ipiranga-branded credit cards. In November 2012, Maxfácil was split between the partners in proportion to their shareholdings and subsequently merged by each partner.

These investments are accounted for under the equity method of accounting based on their information as of March 31, 2013.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Associates (Consolidated)

	Movements in investments
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.

				Total

Balance as of December 31, 2012	7,014	2,020	3,636	12,670
Share of profit of associates	223	61	2	286

Balance as of March 31, 2013	7,237	2,081	3,638	12,956

	Movements in investments
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.

				Total

Balance as of December 31, 2011	6,828	2,105	3,693	12,626
Share of profit (loss) of associates	36	(9)	(51)	(24)

Balance as of March 31, 2012	6,864	2,096	3,642	12,602

Subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A., which is primarily engaged in natural gas transportation services.

Subsidiary Oxiteno S.A. holds an interest in Oxicap Indústria de Gases Ltda. (“Oxicap”), which is primarily engaged in the supply of nitrogen and oxygen for its shareholders in the Mauá petrochemical complex.

Subsidiary Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno Nordeste”) holds an interest in Química da Bahia Indústria e Comércio S.A., which is primarily engaged in manufacturing, marketing and processing of chemicals. The operations of this associate are currently suspended.

Subsidiary Companhia Ultragaz S.A. (“Cia. Ultragaz”) holds an interest in Metalúrgica Plus S.A. which is primarily engaged in the manufacture and trading of LPG containers. The operations of this associate is currently suspended.

Subsidiary IPP holds an interest in Plenogás Distribuidora de Gás S.A., which is primarily engaged in the marketing of LPG. The operations of this associate is currently suspended.

The investment of subsidiary Oxiteno S.A. in the associate Oxicap is accounted for under the equity method of accounting based on its information as of February 28, 2013, while the other associates are valued based on the interim financial information as of March 31, 2013.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

	03/31/2013
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.

Current assets	9,509	16,322	113	359	36
Non-current assets	20,590	94,233	9,844	638	2,926
Current liabilities	820	8,245	-	21	136
Non-current liabilities	332	90,984	2,682	1,708	3,848
Shareholders’ equity	28,947	8,326	7,275	(732)	(1,022)
Net revenue from sales and services	2,022	8,162	-	-	-
Costs, operating expenses and income	(1,145)	(7,851)	(3)	(50)	(152)
Net financial income and income and social contribution taxes	12	(66)	8	(1)	14
Net income (loss) for the period	889	245	5	(51)	(138)

Number of shares or units held	20,124,996	156	1,493,120	3,000	1,384,308
% of capital held	25	25	50	33	33

	12/31/2012
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.

Current assets	8,074	15,300	207	364	30
Non-current assets	20,881	88,938	9,745	678	3,150
Current liabilities	565	7,712	-	15	92
Non-current liabilities	332	88,446	2,682	1,708	3,972
Shareholders’ equity	28,058	8,080	7,270	(681)	(884)

	03/31/2012
Net revenue from sales and services	1,134	7,665	-	-	-
Costs, operating expenses and income	(906)	(7,662)	(42)	(42)	42
Net financial income and income and social contribution taxes	60	(39)	(59)	2	(9)
Net income (loss) for the period	142	(36)	(101)	(40)	33

Number of shares or units held	20,124,996	156	1,493,120	3,000	1,384,308
% of capital held	25	25	50	33	33

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

12.	Property, plant and equipment (Consolidated)

Balances and changes in property, plant and equipment are as follows:

	Weighted average useful life (years)	Balance in 12/31/2012	Additions	Depreciation	Transfer	Write-offs	American Chemical acquisiton(1)	Effect of foreign currency exchange rate variation	Balance in 03/31/2013

Cost:
Land	-	403,563	270	-	41	(2,271)	6,881	(773)	407,711
Buildings	28	1,152,647	274	-	26,351	(3,024)	(279)	(5,043)	1,170,926
Leasehold improvements	12	507,548	697	-	9,908	(336)	-	(1)	517,816
Machinery and equipment	12	3,465,698	18,864	-	9,485	(944)	18,048	(47,292)	3,463,859
Automotive fuel/lubricant distribution equipment and facilities	14	1,816,791	16,336	-	23,757	(4,123)	-	-	1,852,761
LPG tanks and bottles	12	441,006	19,144	-	(30)	(9,989)	-	(1)	450,130
Vehicles	9	198,674	1,493	-	2,998	(2,173)	156	(630)	200,518
Furniture and utensils	8	117,296	707	-	1,731	(15)	-	(1,459)	118,260
Construction in progress	-	294,328	41,581	-	(78,282)	(825)	-	(2,121)	254,681
Advances to suppliers	-	12,881	855	-	(47)	-	-	-	13,689
Imports in progress	-	174	365	-	(35)	-	-	1	505
IT equipment	5	197,881	1,650	-	285	(1,425)	-	(133)	198,258
		8,608,487	102,236	-	(3,838)	(25,125)	24,806	(57,452)	8,649,114

Accumulated depreciation:
Buildings		(496,449)	-	(9,617)	(923)	1,709	-	4,966	(500,314)
Leasehold improvements		(237,447)	-	(8,046)	(31)	260	-	1	(245,263)
Machinery and equipment		(1,673,635)	-	(53,833)	925	553	-	45,150	(1,680,840)
Automotive fuel/lubricant distribution equipment and facilities		(972,014)	-	(25,936)	1	2,871	-	-	(995,078)
LPG tanks and bottles		(216,707)	-	(6,719)	28	4,501	-	-	(218,897)
Vehicles		(89,221)	-	(2,206)	-	1,333	-	503	(89,591)
Furniture and utensils		(83,447)	-	(2,069)	1	14	-	1,417	(84,084)
IT equipment		(166,721)	-	(3,009)	(1)	1,207	-	44	(168,480)
		(3,935,641)	-	(111,435)	-	12,448	-	52,081	(3,982,547)

Provision for loss:
Land		(197)	-	-	-	-	-	-	(197)
Machinery and equipment		(5,616)	(157)	-	-	151	-	-	(5,622)
IT equipment		(3)	-	-	-	1	-	-	(2)
Vehicles		-	(106)	-	-	-	-	-	(106)
Furniture and utensils		(10)	-	-	-	1	-	-	(9)
		(5,826)	(263)	-	-	153	-	-	(5,936)

Net amount		4,667,020	101,973	(111,435)	(3,838)	(12,524)	24,806	(5,371)	4,660,631

1)	For further information on the American Chemical acquisition see Note 3.a).

Construction in progress relates substantially to expansions and renovations in industrial facilities and terminals and construction and upgrade of service stations and fuel distribution bases.

Advances to suppliers of property, plant and equipment relate basically to manufacturing of equipment for expansion of plants, terminals and bases, modernization of service stations and acquisition of real estate.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

13.	Intangible assets (Consolidated)

Balances and changes in intangible assets are as follows:

	Goodwill (i)	Software (ii)	Technology (iii)	Commercial property rights (iv)	Distribution rights (v)	Others (vi)	Total

Balance as of December 31, 2012	804,697	91,357	9,540	11,368	1,018,954	29,380	1,965,296
Additions	-	3,466	-	-	35,573	-	39,039
Write-offs	-	-	-	-	-	(111)	(111)
Transferences	-	3,812	-	-	(212)	-	3,600
Amortization	-	(8,157)	(1,488)	(138)	(72,859)	(18)	(82,660)
Effect of foreign currency exchange rate variation	-	335	-	-	-	(507)	(172)
American Chemical acquisition (1)	(11,435)	-	-	-	1,865	-	(9,570)

Balance as of March 31, 2013	793,262	90,813	8,052	11,230	983,321	28,744	1,915,422

Weighted average useful life (years)	-	5	5	30	5	7

1)	For further information on the American Chemical acquisition see Note 3.a).

i) Goodwill from acquisition of companies was amortized until December 31, 2008, when its amortization ceased. The net remaining balance is tested annually for impairment analysis purposes.

The Company has the following balances of goodwill:

	03/31/2013	12/31/2012
Goodwill on the acquisition of:
Ipiranga	276,724	276,724
União Terminais	211,089	211,089
Texaco	177,759	177,759
American Chemical	43,492	54,927
Temmar	43,781	43,781
DNP	24,736	24,736
Repsol	13,403	13,403
Other	2,278	2,278
	793,262	804,697

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

On December 31, 2012 the Company tested the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital and discount rates. The assumptions about growth projections and future cash flows are based on the Company's business plan, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs, to which goodwill is related.

The evaluation of the value in use is calculated for a period of five years, after which we calculate the perpetuity, considering the possibility of carrying the business on indefinitely.

The discount and growth rates used to extrapolate the projections ranged from 10.4% to 29.6% and 0% to 3.5% p.a., respectively, depending on the CGU analyzed.

The Company’s goodwill impairment tests did not result in the recognition of losses for the year ended December 31, 2012.

ii) Software includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information and other systems.

iii) The subsidiaries Oxiteno S.A., Oxiteno Nordeste and Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”) recognize as technology certain rights of use held by them. Such licenses include the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which are products that are supplied to various industries.

iv) Commercial property rights include those described below:

•
On July 11, 2002, subsidiary Tequimar executed an agreement with CODEBA – Companhia das Docas do Estado da Bahia, which allows it to explore the area in which the Aratu Terminal is located for 20 years, renewable for a similar period. The price paid by Tequimar was R$ 12,000, which is being amortized over the period from August 2002 to July 2042.

•
In addition, subsidiary Tequimar has a lease contract for an area adjacent to the Port of Santos for 20 years from December 2002, renewable for a similar period, which allows the construction, operation, and use of a terminal for liquid bulk unloading, tank storage, handling, and distribution. The price paid by Tequimar was R$ 4,334, which is being amortized over the period from August 2005 to December 2022.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

v) Distribution rights refer mainly to bonus disbursements as provided in Ipiranga’s agreements with resellers and large customers. Bonus disbursements are recognized when paid and recognized as an expense in the income statement over the term of the agreement (typically 5 years) which is reviewed as per the changes occurred in the agreements.

vi) Others are represented substancially by the acquisition cost of the ‘am/pm’ brand in Brazil.

The amortization expenses were recognized in the interim financial information as shown below:

	03/31/2013	03/31/2012

Inventories and cost of products and services sold	3,254	3,508
Selling and marketing	71,828	53,509
General and administrative	7,578	6,498
	82,660	63,515

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

14.	Loans, debentures and finance leases (Consolidated)

a.	Composition

Description	03/31/2013	12/31/2012	Index/Currency	Weighted average financial charges 03/31/2013 - % p.a.	Maturity

Foreign currency – denominated loans:
Notes in the foreign market (b)	510,860	508,883	US$	+7.2	2015
Foreign loan (c.1) (*)	156,901	159,550	US$ + LIBOR (i)	+0.8	2015
Foreign loan (c.2)	120,897	122,152	US$ + LIBOR (i)	+1.0	2014
Advances on foreign exchange contracts	106,838	114,760	US$	+1.7	< 379 days
Financial institutions (e)	81,885	84,007	US$	+2.3	2013 to 2017
BNDES (d)	53,800	59,291	US$	+5.5	2013 to 2020
Foreign currency advances delivered	46,260	52,744	US$	+1.6	< 260 days
Financial institutions (e)	40,250	40,641	US$ + LIBOR (i)	+2.0	2017
Financial institutions (e)	25,675	25,259	MX$ + TIEE (ii)	+1.3	2014 to 2016
Financial institutions (e)	15,954	30,194	Bs (iii)	+10.7	2013 to 2015
Subtotal	1,159,320	1,197,481

Brazilian Reais – denominated loans:
Banco do Brasil – fixed rate (f) (*)	1,279,032	1,948,096	R$	+12.1	2013 to 2015
Banco do Brasil – floating rate (f)	1,182,614	668,900	CDI	102.6	2014 to 2016
Debentures - 4th issuance (g)	794,784	845,891	CDI	108.2	2015
BNDES (d)	640,726	677,840	TJLP (iv)	+2.4	2013 to 2020
Debentures - 1st public issuance IPP (g)	612,840	602,328	CDI	107.9	2017
Banco do Nordeste do Brasil	115,442	118,754	R$	+8.5 (vi)	2018 to 2021
BNDES (d)	48,186	49,163	R$	+5.8	2015 to 2018
Finance leases (h)	42,080	42,419	IGP-M (v)	+5.6	2031
FINEP	30,808	30,789	R$	+4.0	2019 to 2021
FINEP	17,702	23,488	TJLP (iv)	+0.1	2013 to 2014
Export Credit Note (*)	16,812	-	R$	+8.0	2016
Fixed finance leases (h)	312	494	R$	+13.8	2013 to 2014
FINAME	228	510	TJLP (iv)	+2.8	2013
Subtotal	4,781,566	5,008,672

Currency and interest rate hedging instruments	16,272	9,699

Total	5,957,158	6,215,852

Current	1,521,932	1,627,955

Non-current	4,435,226	4,587,897

(*) These transactions were designated for hedge accounting (see Note 22 – Hedge accounting).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

(i)	LIBOR = London Interbank Offered Rate.

(ii)	MX$ = Mexican Peso; TIIE = the Mexican interbank balance interest rate.

(iii)	Bs = Venezuelan Bolivar.

(iv)	TJLP (Long-term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of BNDES. On March 31, 2013, TJLP was fixed at 5.0% p.a.

(vi)	IGP-M = General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation.

(vii)
Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to foster the development of the industrial sector, administered by Banco do Nordeste do Brasil. On March 31, 2013, the FNE interest rate was 10% p.a. FNE grants a discount of 15% over the interest rate for timely payments.

The long-term consolidated debt had the following maturity schedule:

	03/31/2013	12/31/2012

From 1 to 2 years	1,954,801	1,440,473
From 2 to 3 years	1,481,371	2,105,115
From 3 to 4 years	151,942	166,648
From 4 to 5 years	748,556	762,556
More than 5 years	98,556	113,105
	4,435,226	4,587,897

As provided in IAS 39 (CPC 8 (R1)), the transaction costs and issuance premiums associated with debt issuance by the Company and its subsidiaries were added to their financial liabilities, as shown in Note 14.i).

The Company’s management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 22).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Notes in the foreign market

In December 2005, the subsidiary LPG International Inc. (“LPG Inc.”) issued US$ 250 million in notes in the foreign market, maturing in December 2015, with interest rate of 7.2% p.a., paid semiannually. The issuance price was 98.7% of the note’s face value, which represented a total yield for investors of 7.4% p.a. upon issuance. The notes were guaranteed by the Company and its subsidiary Oxiteno S.A.

As a result of the issuance of these notes, the Company and its subsidiaries are required to undertake certain obligations, including:

•
Limitation on transactions with shareholders that hold 5% or more of any class of stock of the Company, except upon fair and reasonable terms no less favorable than could be obtained in a comparable arm’s-length transaction with a third party.

•
Required board approval for transactions with shareholders that hold 5% or more of any class of stock of the Company, or with their subsidiaries, in an amount higher than US$ 15 million (except transactions of the Company with its subsidiaries and between its subsidiaries).

•	Restriction on sale of all or substantially all assets of the Company and subsidiaries LPG and Oxiteno S.A.

•	Restriction on encumbrance of assets exceeding US$ 150 million or 15% of the value of the consolidated tangible assets.

The Company and its subsidiaries are in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are customary in transactions of this kind and have not limited their ability to conduct their business to date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Foreign loan

1) In November 2012 the subsidiary IPP contracted a foreign loan in the amount of US$ 80 million, with maturity in November 2015 and interest of LIBOR + 0.8% p.a., paid quarterly. IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loan charge to 104.1% of CDI (see Note 22). The foreign loan is secured by the Company.

2) The subsidiary Oxiteno Overseas Corp. has a foreign loan in the amount of US$ 60 million with maturity in June 2014 and interest of LIBOR + 1.0% p.a., paid semiannually. The Company, through its subsidiary Cia. Ultragaz, contracted hedging instruments with floating interest rate in dollar and exchange rate variation, changing the foreign loan charge to 86.9% of CDI (see Note 22). The foreign loan is guaranteed by the Company and its subsidiary Oxiteno S.A.

As a result of these foreign loans, some obligations mentioned in Note 14.b) must also be maintained by the Company and its subsidiaries. Additionally, during these contracts, the Company shall maintain the following financial ratios, calculated based on its audited consolidated interim financial information:

•
Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial ratio, determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The Company is in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transactions and have not limited their ability to conduct their business to date.

d.	BNDES

The Company and its subsidiaries have financing from BNDES for some of their investments and for working capital.

During the term of these agreements, the Company must maintain the following capitalization and current liquidity levels, as determined in the annual consolidated audited balance sheet:

-	capitalization level: shareholders’ equity / total assets equal to or above 0.3; and
-	current liquidity level: current assets / current liabilities equal to or above 1.3.

The Company is in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transactions and have not limited their ability to conduct their business to date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

e.	Financial institutions

The subsidiaries Oxiteno Mexico S.A. de C.V., Oxiteno Andina, Oxiteno USA LLC and American Chemical have loans to finance investments and working capital.

f.	Banco do Brasil

The subsidiary IPP has fixed and floating interest rate loans with Banco do Brasil to finance the marketing, processing or manufacturing of agricultural goods (ethanol). For the fixed rate loans, IPP contracted interest hedging instruments, thus converting the fixed rates for these loans into an average 99.0% of CDI (see Note 22). IPP designates these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both stated at fair value from inception. Changes in fair value are recognized in profit or loss.

These loans mature, as follows:

Maturity	03/31/2013
May/13	414,205
Jan/14	383,902
Mar/14	236,468
Apr/14	60,282
May/14	427,661
May/15	437,166
Feb/16	501,962
Total	2,461,646

In the first quarter of 2013, IPP renegotiated loans that would mature during this period in the notional amount of R$ 500 million, changing the maturity to February 2016 and the floating rate to 104.3% of CDI.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Debentures

•
In December 2012, the subsidiary IPP made its first issuance of public debentures in single series of 60,000 simple, nonconvertible into shares, unsecured, nominative and registered debentures, and its main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	November 16, 2017
Payment of the face value:	Lump sum at final maturity
Interest:	107.9% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

•	In March 2012, the Company made its fourth issuance of debentures, in a single series of 800 simple, nonconvertible into shares, unsecured debentures, and its main characteristics are as follows:

Face value unit:	R$ 1,000,000.00
Final maturity:	March 16, 2015
Payment of the face value:	Lump sum at final maturity
Interest:	108.2% of CDI
Payment of interest:	Annually
Reprice:	Not applicable

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

h.	Finance leases

The subsidiary Cia. Ultragaz has a finance lease contract related to LPG bottling facilities, maturing in April 2031.

The subsidiaries Serma – Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos (“Serma”) and Tropical Transportes Ipiranga Ltda. (“Tropical”) have finance lease contracts primarily related to IT equipment and vehicles for fuel transportation. These contracts have terms between 36 and 60 months. The subsidiaries Serma and Tropical have the option to purchase the assets at a price substantially lower than the fair market price on the date of option, and management intends to exercise such option.

The amounts of equipments and intangible assets, net of depreciation and amortization, and of the liabilities corresponding to such equipments, are shown below:

	03/31/2013
	LPG bottling facilities	IT equipment	Vehicles for fuel transportation	Total
Equipment and intangible assets, net of depreciation and amortization	33,400	632	841	34,873

Financing (present value)	42,080	301	11	42,392

Current	1,551	272	11	1,834
Non-current	40,529	29	-	40,558

	12/31/2012
	LPG bottling facilities	IT equipment	Vehicles for fuel transportation	Total
Equipment and intangible assets, net of depreciation and amortization	34,649	765	847	36,261

Financing (present value)	42,419	410	84	42,913

Current	1,533	357	84	1,974
Non-current	40,886	53	-	40,939

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The future disbursements (installments) assumed under these contracts are presented below:

	03/31/2013
	LPG bottling facilities	IT equipment	Vehicles for fuel transportation	Total

Up to 1 year	3,655	289	17	3,961
From 1 to 2 years	3,655	30	-	3,685
From 2 to 3 years	3,655	-	-	3,655
From 3 to 4 years	3,655	-	-	3,655
From 4 to 5 years	3,655	-	-	3,655
More than 5 years	47,816	-	-	47,816

	66,091	319	17	66,427

	12/31/2012
	LPG bottling facilities	IT equipment	Vehicles for fuel transportation	Total

Up to 1 year	3,655	385	113	4,153
From 1 to 2 years	3,655	55	-	3,710
From 2 to 3 years	3,655	-	-	3,655
From 3 to 4 years	3,655	-	-	3,655
From 4 to 5 years	3,655	-	-	3,655
More than 5 years	48,730	-	-	48,730

	67,005	440	113	67,558

The above amounts include Services Tax (“ISS”) payable on the monthly installments, except for disbursements for the LPG bottling facilities.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

i.	Transaction costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instrument and are recognized as expense according to the effective interest rate method, as follows:

	Effective rate of transaction costs (% p.a.)	Balance as of December 31, 2012	Incurred cost	Amortization	Balance as of March 31, 2013

Banco do Brasil (f)	0.6	13,315	-	(2,962)	10,353
Debentures (g)	0.4	8,116	-	(797)	7,319
Notes in the foreign market (b)	0.2	3,021	-	(292)	2,729
Other	0.2	1,435	-	(152)	1,283

Total		25,887	-	(4,203)	21,684

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Total

Banco do Brasil (f)	7,590	2,438	325	-	-	10,353
Debentures (g)	3,499	3,670	53	56	41	7,319
Notes in the foreign market (b)	992	992	745	-	-	2,729
Other	534	385	241	78	45	1,283

Total	12,615	7,485	1,364	134	86	21,684

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

j.	Guarantees

The financings are guaranteed by collateral in the amount of R$ 38,795 as of March 31, 2013 (R$ 41,466 as of December 31, 2012) and by guarantees and promissory notes in the amount of R$ 2,428,038 as of March 31, 2013 (R$ 2,423,240 as of December 31, 2012).

In addition, the Company and its subsidiaries offer collateral in the form of letters of credit for commercial and legal proceedings in the amount of R$ 147,319 as of March 31, 2013 (R$ 179,387 as of December 31, 2012).

Some subsidiaries issued collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 11,894 as of March 31, 2013 (R$ 12,137 as of December 31, 2012), with maturities of less than 211 days. As of March 31, 2013, the Company and its subsidiaries did not have losses in connection with these collaterals. The fair value of collaterals recognized in current liabilities as other payables is R$ 294 as of March 31, 2013 (R$ 298 as of December 31, 2012), which is recognized as profit or loss as customers settle their obligations with the financial institutions.

Some financing agreements of the Company and its subsidiaries have cross default clauses that require them to pay the debt assumed in case of default of other debts equal to or greater than US$ 15 million. As of March 31, 2013, there was no event of default of the debts of the Company and its subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

15.	Trade payables (Consolidated)

	03/31/2013	12/31/2012

Domestic suppliers	1,194,297	1,242,447
Foreign suppliers	65,802	55,288

	1,260,099	1,297,735

The Company and its subsidiaries acquire oil based fuels and LPG from Petróleo Brasileiro S.A. - Petrobras and its subsidiaries and ethylene from Braskem and Braskem Qpar S.A. (see Note 8.a). These suppliers control almost all the markets for these products in Brazil. The Company and its subsidiaries depend on the ability of those suppliers to deliver products in a timely manner and at acceptable prices and terms. The loss of any major supplier or a significant reduction in product availability from these suppliers could have a significant adverse effect on the Company and its subsidiaries. The Company and its subsidiaries believe that their relationship with suppliers is satisfactory.

16.	Salaries and related charges (Consolidated)

	03/31/2013	12/31/2012

Profit sharing, bonus and premium	34,439	114,305
Provisions on payroll	93,133	93,596
Social charges	32,356	32,643
Salaries and related payments	6,663	9,305
Benefíts	1,295	1,466
Others	1,579	1,211

	169,465	252,526

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

17.	Taxes payable (Consolidated)

	03/31/2013	12/31/2012

ICMS	64,378	71,255
PIS and COFINS	8,210	10,564
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico, Oxiteno Andina and American Chemical	7,763	8,818
ISS	5,017	5,703
IPI	4,278	4,508
National Institute of Social Security (INSS)	1,996	3,448
Income Tax Withholding (IRRF)	1,190	1,432
Others	2,472	1,945

	95,304	107,673

18.	Provision for assets retirement obligation – fuel tanks (Consolidated)

This provision corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain use period (see Note 2.m).

Movements in the provision for assets retirement obligations are as follows:

Balance at December 31, 2012	70,411
Additions (new tanks)	174
Expense with tanks removed	(1,056)
Accretion expense	1,582

Balance at March 31, 2013	71,111

Current	3,474
Non-current	67,637

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

19.	Deferred revenue (Consolidated)

The Company and its subsidiaries have recognized the following deferred revenue:

	03/31/2013	12/31/2012

Loyalty program “Km de Vantagens”	13,945	13,545
‘am/pm’ franchising upfront fee	13,991	14,362
	27,936	27,907

Current	18,484	18,054
Non-current	9,452	9,853

Ipiranga has a loyalty program called Km de Vantagens under which registered customers are rewarded with points when they buy products at Ipiranga service stations or at its partners. The customers may exchange these points, during the period of one year, for discounts on products and services offered by Ipiranga and its partners. Points received by Ipiranga’s customers that may be used with the partner Multiplus Fidelidade and for discounts of fuel in Ipiranga’s website (www.postoipiranganaweb.com.br) are considered part of the sales revenue based on the fair value of the points granted. Revenue is deferred based on the expected redemption of points, and is recognized in profit or loss when the points are redeemed, on which occasion the costs incurred are also recognized. Deferred revenue of unredeemed points is also recognized in profit or loss when the points expire.

The franchising upfront fee related to the ‘am/pm’ convenience store chain received by Ipiranga is deferred and recognized in profit or loss on an accrual basis, based on the substance of the agreements with the franchisees.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

20.	Shareholders’ equity

a.	Share capital

The Company is a publicly traded company listed on BM&FBOVESPA in the Novo Mercado listing segment and on the New York Stock Exchange (NYSE) in the form of level III American Depositary Receipts (“ADRs”). The subscribed and paid-in capital stock consists of 544,383,996 common shares with no par value, and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The Company is authorized to increase capital up to the limit of 800,000,000 common shares, without amendment to the Bylaws, by resolution of the Board of Directors.

As of March 31, 2013, there were 34,014,797 common shares outstanding abroad in the form of ADRs.

b.	Treasury shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Instructions 10, of February 14, 1980 and 268, of November 13, 1997. In the three months of 2013, there were no stock repurchases.

As of March 31, 2013, 7,971,556 common shares were held in the Company’s treasury, acquired at an average cost of R$ 14.42 per share.

The price of the shares issued by the Company as of March 31, 2013 on BM&FBOVESPA was R$ 51.10.

c.	Capital reserve

The capital reserve reflects the gain on the transfer of shares at market price to be held in treasury by the Company’s subsidiaries, at an average price of R$ 17.44 per share. Such shares were used in the Deferred Stock Plan granted to executives of these subsidiaries, as mentioned in Note 8.c).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

d.	Revaluation reserve

The revaluation reserve reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, as well as the tax effects recognized by these subsidiaries.

e.	Profit reserves

Legal reserve

Under Brazilian Corporate Law, the Company is required to appropriate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

Retention of profits

Reserve recognized in previous fiscal years and used for investments contemplated in a capital budget, mainly for expansion, productivity, and quality, acquisitions and new investments, in accordance with Article 196 of Brazilian Corporate Law.

Investments reserve

In compliance with Article 194 of the Brazilian Corporate Law and Article 55.c) of the Bylaws this reserve is aimed to protect the integrity of the Company’s assets and to supplement its capital stock, in order to allow new investments to be made.

f.	Other comprehensive income

Valuation adjustments

The differences between the fair value and amortized cost of financial investments classified as available for sale are recognized as valuation adjustments. The gains and losses recognized in the shareholders’ equity are reclassified to profit or loss in case the financial instruments are prepaid.

Gains and losses relating to post-employment benefits, calculated based on a valuation conducted by an independent actuary, are recognized in shareholders’ equity as valuation adjustments. Gains and losses recorded in equity are reclassified to profit or loss in case of settlement of the post-employment benefits plan.

Cumulative translation adjustments

The change in exchange rates on assets, liabilities and income of foreign subsidiaries that have (i) functional currency other than the presentation currency of the Company and (ii) an independent administration, is directly recognized in the shareholders’ equity. This accumulated effect is reflected in profit or loss as a gain or loss only in case of disposal or write-off of the investment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Dividends

The shareholders are entitled, under the Bylaws, to a minimum annual dividend of 50% of adjusted net income calculated in accordance with Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in shareholders’ equity until they are approved by the Shareholders’ Meeting. The proposed dividends payable as of December 31, 2012 in the amount of R$ 354,032 (R$ 0.66 – sixty six cents of Brazilian Reais per share), were approved by the Board of Directors on February 20, 2013, having been ratified in the Annual General Shareholders’ Meeting on April 10, 2013 and paid on March 8, 2013.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

21.	Segment information

The Company operates four main business segments: gas distribution, fuel distribution, chemicals, and storage. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles and lubricants and related activities throughout all the Brazilian territory. The chemicals segment (Oxiteno) produces ethylene oxide and its main derivatives and fatty alcohols, which are the raw materials for the home and personal care, agrochemical, paints, varnishes, and other industries. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the Southeast, and Northeast regions of Brazil. The segments shown in the interim financial information are strategic business units supplying different products and services. Inter-segment sales are at prices similar to those that would be charged to third parties.

The main financial information of each of the Company’s segments can be stated as follows:

	03/31/2013	03/31/2012
Net revenue:
Ultragaz	920,059	920,449
Ipiranga	11,858,784	10,763,533
Oxiteno	754,543	646,699
Ultracargo	75,675	67,526
Others (1)	8,795	12,928
Intersegment sales	(17,888)	(19,909)
Total	13,599,968	12,391,226

Intersegment sales:
Ultragaz	348	227
Ipiranga	-	-
Oxiteno	15	-
Ultracargo	8,784	6,776
Others (1)	8,741	12,906
Total	17,888	19,909

Net revenue, excluding intersegment sales:
Ultragaz	919,711	920,222
Ipiranga	11,858,784	10,763,533
Oxiteno	754,528	646,699
Ultracargo	66,891	60,750
Others (1)	54	22
Total	13,599,968	12,391,226

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

	03/31/2013	03/31/2012
Operating income:
Ultragaz	30,672	27,496
Ipiranga	322,032	245,885
Oxiteno	48,159	37,108
Ultracargo	24,321	24,419
Others (1)	1,290	1,173
Total	426,474	336,081

Financial income	52,937	63,212
Financial expenses	(113,559)	(128,619)
Share in profit of associates	(1,959)	3,044
Income before taxes	363,893	273,718

	03/31/2013	03/31/2012
Additions to property, plant and equipment and intangible assets:
Ultragaz	38,700	43,307
Ipiranga	75,015	139,006
Oxiteno	17,233	20,771
Ultracargo	8,546	31,835
Others (1)	1,781	2,395
Total additions to property, plant and equipment and intangible assets (see Notes 12 and 13)	141,275	237,314
Assets retirement obligation – fuel tanks (see Note 18)	(174)	(581)
Capitalized borrowing costs	(1,719)	(1,991)
Total investments in property, plant and equipment and intangible assets (cash flow)	139,382	234,742

	03/31/2013	03/31/2012
Depreciation and amortization charges:
Ultragaz	32,824	32,458
Ipiranga	109,879	89,116
Oxiteno	32,338	29,365
Ultracargo	11,436	7,487
Others (1)	2,965	2,689
Total	189,442	161,115

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

	03/31/2013	12/31/2012
Total assets:
Ultragaz	2,306,715	2,302,009
Ipiranga	6,887,631	7,619,164
Oxiteno	3,467,808	3,532,076
Ultracargo	1,301,373	1,330,569
Others (1)	732,622	465,736
Total	14,696,149	15,249,554

(1) Composed primarily of the parent company Ultrapar.

Geographic area information

The fixed and intangible assets of the Company and its subsidiaries are located in Brazil, except those related to Oxiteno’ plants abroad, as shown below:

	03/31/2013	12/31/2012

Mexico	52,426	46,248
Venezuela	16,800	22,418
Uruguay	42,879	43,769
United States of America	55,375	48,922

The Company generates revenue from operations in Brazil, Mexico, Venezuela and, from November 1st, 2012, in Uruguay, as well as from exports of products to foreign customers, as disclosed below:

	03/31/2013	03/31/2012
Net revenue:
Brazil	13,387,159	12,202,053
Mexico	30,825	29,091
Venezuela	31,349	30,351
Other Latin American countries	82,960	64,038
United States of America and Canada	30,760	29,890
Far East	8,702	14,923
Europe	19,039	9,841
Other	9,174	11,039

Total	13,599,968	12,391,226

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

22.	Risks and financial instruments (Consolidated)

Risk management and financial instruments - Governance

The main risks to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

The Company has a conservative policy for the management of resources, financial instruments and risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•
Implementation of the management of financial assets, instruments and risks is the responsibility of the financial area, through its treasury department, with the assistance of the tax and accounting departments.

•
Supervision and monitoring of compliance with the principles, guidelines and standards of the Policy is the responsibility of the Risk and Investment Committee composed of members of the Company’s Executive Board (“Committee”). The Committee holds regular meetings and is in charge, among other responsibilities, of discussing and monitoring the financial strategies, existing exposures, and significant transactions involving investment, fund raising, or risk mitigation. The Committee monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

•	Changes in the Policy or revisions of its standards are subject to the approval of the Board of Directors of Ultrapar.
•	Continuous improvement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the financial area.
•	The internal audit department audits the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Currency risk

Most transactions of the Company and its subsidiaries are located in Brazil and, therefore, the reference currency for risk management is the Brazilian Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency, in order to reduce the effects of changes in exchange rates on its results and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais as of March 31, 2013 and as of December 31, 2012:

Assets and liabilities in foreign currencies

In millions of Brazilian Reais	03/31/2013	12/31/2012

Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	349.3	363.7
Foreign trade receivables, net of allowance for doubtful accounts	181.8	163.2
Investments in foreign subsidiaries	304.7	300.4
	835.8	827.3

Liabilities in foreign currency
Financing in foreign currency	(1,159.3)	(1,197.5)
Payables arising from imports, net of advances to foreign suppliers	(55.3)	(21.5)
	(1,214.6)	(1,219.0)

Foreign currency hedging instruments	458.9	499.9

Net asset position – Total	80.1	108.2

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity analysis of assets and liabilities in foreign currency

The table below shows the effect of exchange rate changes in different scenarios, based on the net asset position of R$ 80.1 million in foreign currency:

In millions of Brazilian Reais		Scenario I	Scenario II	Scenario III
	Risk	10%	25%	50%

(1) Income effect	Real devaluation	(5.2)	(13.1)	(26.1)
(2) Equity effect		13.2	33.1	66.2
(1) + (2)	Net effect	8.0	20.0	40.1

(3) Income effect	Real appreciation	5.2	13.1	26.1
(4) Equity effect		(13.2)	(33.1)	(66.2)
(3) + (4)	Net effect	(8.0)	(20.0)	(40.1)

Gains and losses directly recognized in equity in cumulative translation adjustments are due to changes in the exchange rate on equity of foreign subsidiaries (see Note 2.r).

Interest rate risk

The Company and its subsidiaries adopt conservative policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the CDI, as set forth in Note 4. Borrowings primarily relate to financing from Banco do Brasil, BNDES and other development agencies, debentures and borrowings in foreign currency, as shown in Note 14.

The Company does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial interest assets and liabilities at floating rates. As of March 31, 2013, the Company and its subsidiaries had interest rate derivative financial instruments linked to domestic loans, swapping the fixed interest rate of certain debts to floating interest rate (CDI).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below shows the financial assets and liabilities exposed to floating interest rates as of March 31, 2013 and December 31, 2012:
	03/31/2013	12/31/2012
CDI
Cash equivalents	1,288,173	1,912,217
Financial investments	412,437	641,022
Asset position of hedging instruments - CDI	22,553	21,141
Loans and debentures	(2,590,238)	(2,117,120)
Liability position of hedging instruments - CDI	(466,918)	(495,560)
Liability position of hedging instruments from prefixed interest to CDI	(1,183,662)	(1,796,682)
Net liability position in CDI	(2,517,655)	(1,834,982)
TJLP
Loans –TJLP	(658,656)	(701,838)
Net liability position in TJLP	(658,656)	(701,838)
LIBOR
Asset position of hedging instruments - LIBOR	280,917	286,039
Loans - LIBOR	(318,048)	(322,343)
Net liability position in LIBOR	(37,131)	(36,304)
TIEE
Loans - TIEE	(25,675)	(25,259)
Net liability position in TIEE	(25,675)	(25,259)
Total net liability position	(3,239,117)	(2,598,383)

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity analysis of floating interest rate risk

The table below shows the incremental expenses and income that would be recognized in financial income as of March 31, 2013, due the effect of floating interest rate changes in different scenarios:

In millions of Brazilian Reais
	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%
Exposure of interest rate risk
Interest on cash equivalents and financial investments effect	Increase in CDI	3.6	8.9	17.8
Hedge instruments (assets in CDI) effect	Increase in CDI	-	0.1	0.1
Interest on debt effect	Increase in CDI	(3.8)	(9.6)	(19.1)
Hedge instruments (liability in CDI) effect	Increase in CDI	(3.5)	(8.8)	(17.5)
Incremental expenses		(3.7)	(9.4)	(18.7)

Interest on debt effect	Increase in TJLP	(0.8)	(2.1)	(4.2)
Incremental expenses		(0.8)	(2.1)	(4.2)

Hedge instruments (liability in LIBOR) effect	Increase in LIBOR	0.1	0.2	0.5
Interest on debt effect	Increase in LIBOR	-	(0.1)	(0.2)
Incremental income		0.1	0.1	0.3

Interest on debt effect	Increase in TIEE	-	(0.1)	(0.2)
Incremental expenses		-	(0.1)	(0.2)

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Credit risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and bank deposits, financial investments, hedging instruments and trade receivables.

Credit risk of financial institutions - Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volumes of cash and cash equivalents, financial investments and hedging instruments are subject to maximum limits by institution and, therefore, require diversification of counterparty.

Government credit risk - The Company's policy allows investments in government securities from countries classified as investment grade AAA or Aaa by specialized credit rating agencies and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

Customer credit risk - Such risks are managed by each business unit through specific criteria for acceptance of customers and credit rating and are additionally mitigated by diversification of sales. No single customer or group accounts for more than 10% of total revenue.

The Company maintained the following allowances for doubtful accounts on trade receivables:

	03/31/2013	12/31/2012

Ipiranga	117,099	111,789
Ultragaz	14,264	13,755
Oxiteno	2,031	2,647
Ultracargo	658	625
Total	134,052	128,816

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Liquidity risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents and financial investments, (ii) cash generated from operations and (iii) financings. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt and payment of dividends.

The Company and its subsidiaries periodically examine opportunities for acquisitions and investments. They consider different types of investments, either directly or through joint ventures, or associated companies, and finance such investments using cash generated from operations, debt financing, through capital increases or through a combination of these methods.

The Company and its subsidiaries believe to have enough working capital to satisfy their current needs. The gross indebtedness due over the next twelve months totals R$ 1,557.6 million, including estimated interests on loans. Furthermore, the investment plan for 2013 totals R$ 1,426 million. On March 31, 2013, the Company and its subsidiaries had R$ 2,073.5 million in cash, cash equivalents and short-term financial investments (for quantitative information, see Notes 4 and 14).

The table below presents a summary of financial liabilities as of March 31, 2013 to be settled by the Company and its subsidiaries, by maturity. The amounts disclosed in this table are the contractual undiscounted cash outflows, and, therefore, these amounts can be different from the amounts disclosed on the balance sheet as of March 31, 2013.

In millions of Brazilian Reais

Financial liabilities	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years

Loans including future contractual interest (1) (2)	7,003.4	1,557.6	4,232.5	1,069.8	143.5
Currency and interest rate hedging instruments (3)	51.8	23.4	26.1	2.3	-
Trade payables	1,260.1	1,260.1	-	-	-

(1) To calculate the estimated interest on loans some macroeconomic assumptions were used, including, on average for the period: (i) CDI of 9.21% p.a., (ii) exchange rate of the real against the U.S. dollar of R$ 2.08 in 2013, R$ 2.22 in 2014, R$ 2.38 in 2015, R$ 2.55 in 2016 and R$ 2.71 in 2017 (iii) TJLP of 5.0% p.a. and (iv) IGP-M of 4.81% p.a. in 2013 and 4.95% p.a. in 2014, 4.7% in 2015, 4.7% in 2016 and 4.7% in 2017.

(2) Includes estimated interest payments on short-term and long-term loans until the payment.

(3) The currency and interest rate hedging instruments were estimated based on projected U.S dollar futures contracts and the futures curve of DI x Pre contract quoted on BM&FBOVESPA as of March 28, 2013, and on the futures curve of LIBOR (BBA - British Bankers Association) on March 28, 2013. In the table above, only the hedging instruments with negative result at the time of settlement were considered.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Capital management

The Company manages its capital structure based on indicators and benchmarks. The key performance indicators related to the capital structure management are the weighted average cost of capital, and the net debt / EBITDA, interest coverage and indebtedness / equity ratios. Net debt is composed of cash, cash equivalents and financial investments (see Note 4) and loans, including debentures (see Note 14). The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on capital employed by implementing an efficient working capital management and a selective investment program.

Selection and use of financial instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections, and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

As mentioned in the section “Risk management and financial instruments – Governance”, the Committee monitors compliance with the risk standards established by the Policy through a risk monitoring map, including the use of hedging instruments, on a monthly basis. In addition, the internal audit department verifies the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments adopted by the Company and its subsidiaries:
Hedging instruments	Counterparty	Maturity	Notional amount1				Fair value		Amounts payable or receivable (03/31/2013)
			03/31/2013		12/31/2012		03/31/2013	12/31/2012	Amount receivable	Amount payable
							R$ million	R$ million	R$ million	R$ million
a –Exchange rate swaps receivable in U.S. dollars
Receivables in U.S. dollars (LIBOR)	Bradesco, BTMU,	Apr 2013	US$	140.0	US$	140.0	280.9	286.0	280.9	-
Receivables in U.S. dollars (Pre)	Citibank, Itaú,	to Apr 2017	US$	96.8	US$	111.3	200.9	234.7	200.9	-
Payables in CDI interest rate	JP Morgan,		US$	(236.8)	US$	(251.3)	(466.9)	(495.5)	-	466.9
Total result	Santander			-		-	14.9	25.2	481.8	466.9

b – Exchange rate swaps payable in U.S. dollars + COUPOM
Receivables in CDI interest rates	Bradesco,	Apr 2013	US$	11.3	US$	10.2	22.6	21.1	22.6	-
Payables in U.S. dollars	Citibank,	to May 2013	US$	(11.3)	US$	(10.2)	(22.9)	(20.8)	-	22.9
Total result	Itaú			-		-	(0.3)	0.3	22.6	22.9

c – Interest rate swaps in R$
Receivables in fixed interest rate	Banco	May 2013 to	R$	917.5	R$	1,400.0	1,304.4	1,958.9	1,304.4	-
Payables in CDI interest rate	do Brasil,	Mar 2016	R$	(917.5)	R$	(1,400.0)	(1,183.7)	(1,796.7)	-	1,183.7
Total result	Itaú			-		-	120.7	162.2	1,304.4	1,183.7

Total gross result							135.3	187.7	1,808.8	1,673.5
Income tax							(15.8)	(18.3)	(15.8)	-
Total net result							119.5	169.4	1,793.0	1,673.5

Positive result (see Note 4)							135.8	179.1
Negative result (see Note 14)							(16.3)	(9.7)

1 In million. Currency as indicated.

All transactions mentioned above were properly registered with CETIP S.A.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Hedging instruments existing as of March 31, 2013 are described below, according to their category, risk, and protection strategy:

a - Hedging against foreign exchange exposure of liabilities in foreign currency - The purpose of these contracts is (i) to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Brazilian Reais linked to CDI and (ii) change a financial investment linked to the CDI and given as guarantee to loan in U.S. dollar, into a financial investment linked to U.S. dollar. As of March 31, 2013, the Company and its subsidiaries had outstanding swap contracts totaling US$ 236.8 million in notional amount with liability position, on average of 107.6% of CDI, of which US$ 96.8 million, on average, had asset position at US$ + 4.8 p.a. and US$ 140.0 million had asset position at US$ + LIBOR + 0.97% p.a.

b - Hedging against foreign exchange exposure of operations - The purpose of these contracts is to make the exchange rate of the revenues of subsidiaries Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials. As of March 31, 2013, these swap contracts totaled US$ 11.3 million and, on average, had an asset position at 65.4% of CDI and liability position at US$ + 0.0% p.a.

c - Hedging against the interest rate fixed in local financing - The purpose of these contracts is to convert the interest rate on financing contracted in Brazilian Reais from fixed into floating. On March 31, 2013 these swap contracts totaled R$ 917.5 million of notional amount, and on average had an asset position at 12.0% p.a. and liability position at 98.9% of CDI.

Hedge accounting

The Company and its subsidiaries test, throughout the duration of the hedge, the effectiveness of their derivatives, as well as the changes in their fair value. The Company and its subsidiaries designate as fair value hedges certain derivative financial instruments used to offset the variations in interest and exchange rates, based on the market value of financing contracted in Brazilian Reais and U.S. dollars.

On March 31, 2013 the notional amount of interest rate hedging instruments totaled R$ 917.5 million referring to the principal of the pre-fixed loans in Brazilian Reais. As of March 31, 2013, a loss of R$ 6.7 million related to the result of hedging instruments, an income of R$ 28.7 million related to the fair value adjustment of debt and an expense of R$ 48.2 million related to the accrued interest rate of the debt were recognized in the income statements, transforming the average effective cost of the operations into 98.9% of CDI.

On March 31, 2013 the notional amount of foreign exchange hedging instruments designated as fair value hedge totaled US$ 80.0 million. As of March 31, 2013, an expense of R$ 5.2 million related to the result of hedging instruments, a gain of R$ 0.6 million related to the fair value adjustment of debt and an income of R$ 1.9 million related to the financial expense of the debt were recognized in the income statements, transforming the average effective cost of the operation into 104.1% of CDI (see Note 14.c.1).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Gains (losses) on hedging instruments

The following tables summarize the values of gains (losses) recognized as of March 31, 2013 and December 31, 2012, which affected the income statement and shareholders’ equity of the Company and its subsidiaries:

	03/31/2013
	R$ million
	Profit or loss	Equity

a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	(8.7)	-
b – Exchange rate swaps payable in U.S. dollars	0.5	-
c – Interest rate swaps in R$ (iii)	22.0	-

Total	13.8	-

	03/31/2012
	R$ million
	Profit or loss	Equity

a – Exchange rate swaps receivable in U.S. dollars (i)	(1.6)	-
b – Exchange rate swaps payable in U.S. dollars	0.8	-
c – Interest rate swaps in R$ (iii)	8.2	-

Total	7.4	-

The table above: (i) does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars, when this effect is offset in the gain or loss of the hedged item (debt), (ii) considers the designation effect of foreign exchange hedging and (iii) considers the designation effect of interest rate hedging in Brazilian Reais.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Fair value of financial instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, as of March 31, 2013 and December 31, 2012, are stated below:

		03/31/2013		12/31/2012
		Carrying	Fair	Carrying	Fair
	Category	value	value	value	value
Financial assets:
Cash and cash equivalents
Cash and bank deposits	Loans and receivables	62,043	62,043	79,652	79,652
Financial investments in local currency	Measured at fair value through profit or loss	1,288,173	1,288,173	1,912,217	1,912,217
Financial investments in foreign currency	Measured at fair value through profit or loss	7,467	7,467	29,245	29,245
Financial investments
Fixed-income securities and funds in local currency	Available for sale	401,819	401,819	630,404	630,404
Fixed-income securities and funds in local currency	Held to maturity	10,618	10,618	10,618	10,618
Fixed-income securities and funds in foreign currency	Available for sale	307,765	307,765	290,636	290,636
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	135,833	135,833	179,056	179,056
Total		2,213,718	2,213,718	3,131,828	3,131,828

Financial liabilities:
Financing	Measured at fair value through profit or loss	1,452,745	1,452,745	1,948,096	1,948,096
Financing	Measured at amortized cost	3,038,125	3,097,480	2,766,925	2,842,869
Debentures	Measured at amortized cost	1,407,624	1,406,771	1,448,219	1,450,300
Finance leases	Measured at amortized cost	42,392	42,392	42,913	42,913
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	16,272	16,272	9,699	9,699
Total		5,957,158	6,015,660	6,215,852	6,293,877

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair values of cash and bank deposits balances are identical to their carrying values.
•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the reporting period, which corresponds to their fair value.
•
Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the yield curve and, therefore, the Company believes their fair value corresponds to their carrying value.

•	The fair value calculation of LPG Inc.’s notes in the foreign market (see Note 14.b), is based on the quoted prices in an active market.

The fair value of other financial investments and financings was determined using calculation methodologies commonly used for marking-to-market, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of March 31, 2013 and December 31, 2012. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realized in the current market.

Financial instruments were classified as loans and receivables or financial liabilities measured at amortized cost, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, (ii) financial investments classified as measured at fair value through profit or loss and available for sale (see Note 4), (iii) fundings measured at fair value through profit or loss (see Note 14) and (iv) guarantees to customers that have vendor arrangements (see Note 14.j), which are measured at fair value through profit or loss. The financial investments classified as held-to-maturity are measured at amortized cost. Cash, banks and trade receivables are classified as loans and receivables. Trade payables and other payables are classified as financial liabilities measured at amortized cost.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Fair value hierarchy of financial instruments on the balance sheet

The financial instruments recognized at fair value on the balance sheet are classified in the following categories:

(a)	Level 1 - prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b)	Level 2 - inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

(c)	Level 3 - inputs for the asset or liability which are not based on observable market variables (unobservable inputs).

The table below shows a summary of the financial assets and financial liabilities measured at fair value in the Company’s and its subsidiaries’ balance sheet as of March 31, 2013 and December 31, 2012:

	Category	03/31/2013	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Financial investments in local currency	Measured at fair value through profit or loss	1,288,173	1,288,173	-	-
Financial investments in foreign currency	Measured at fair value through profit or loss	7,467	7,467	-	-
Financial investments
Fixed-income securities and funds in local currency	Available for sale	401,819	401,819	-	-
Fixed-income securities and funds in foreign currency	Available for sale	307,765	81,227	226,538	-
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	135,833	-	135,833	-

Total		2,141,057	1,778,686	362,371	-

Financial liabilities:
Financing	Measured at fair value through profit or loss	1,452,745	-	1,452,745	-
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	16,272	-	16,272	-
Total		1,469,017	-	1,469,017	-

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

	Category	12/31/2012	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Financial investments in local currency	Measured at fair value through profit or loss	1,912,217	1,912,217	-	-
Financial investments in foreign currency	Measured at fair value through profit or loss	29,245	29,245	-	-
Financial investments
Fixed-income securities and funds in local currency	Available for sale	630,404	630,404	-	-
Fixed-income securities and funds in foreign currency	Available for sale	290,636	84,872	205,764	-
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	179,056	-	179,056	-

Total		3,041,558	2,656,738	384,820	-

Financial liabilities:
Financing – Banco do Brasil fixed	Measured at fair value through profit or loss	1,948,096	-	1,948,096	-
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	9,699	-	9,699	-
Total		1,957,795	-	1,957,795	-

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity analysis

The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, as required by CVM Instruction 475/08, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on BM&FBOVESPA as of March 28, 2013. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 2.63 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Real against the likely scenario, according to the risk to which the hedged item is exposed.

Based on the balances of the hedging instruments and hedged items as of March 31, 2013, the exchange rates were replaced, and the changes between the new balance in Brazilian Reais and the balance in Brazilian Reais as of March 31, 2013 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	72,869	210,809	348,750
(2) Debts/firm commitments in dollars	appreciation	(72,851)	(210,779)	(348,708)
(1)+(2)	Net effect	18	30	42

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	(148)	5,602	11,352
(4) Gross margin of Oxiteno	devaluation	148	(5,602)	(11,352)
(3)+(4)	Net effect	-	-	-

For sensitivity analysis of hedging instruments for interest rates in Brazilian Reais, the Company used the futures curve of DI x Pre contract on BM&FBOVESPA as of March 28, 2013 for each of the swap and debt (hedged item) maturities, to determine the likely scenarios. Scenarios II and III were estimated based on a 25% and 50% deterioration, respectively, of the likely scenario pre-fixed interest rate.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Based on the three scenarios of interest rates in Brazilian Reais, the Company estimated the values of its debt and hedging instruments according to the risk which is being hedged (variations in the pre-fixed interest rates in Brazilian Reais), by projecting them to future value at the contracted rates and bringing them to present value at the interest rates of the estimated scenarios. The result is shown in the table below:

	Risk	Scenario I (likely)	Scenario II	Scenario III

Interest rate swap
(1) Fixed rate swap - CDI	Decrease in	-	31,107	64,016
(2) Fixed rate financing	prefixed rate	-	(31,106)	(64,015)
(1)+(2)	Net effect	-	1	1

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

23.	Provisions, contingencies and commitments (Consolidated)

a.	Provisions for tax, civil and labor risks

The Company and its subsidiaries are parties in tax, civil and labor disputes and are discussing these issues both at the administrative and judiciary levels, which, when applicable, are backed by escrow deposits. Provisions for losses are estimated and updated by management, supported by the opinion of the legal departments of the Company and its outside legal counsel.

The table below demonstrates the breakdown of provisions by nature and its movement:

Provisions	Balance in 12/31/2012	Additions	Write-offs	Monetary restatement	Balance in 03/31/2013

IRPJ and CSLL	305,815	5,827	(641)	3,625	314,626
PIS and COFINS	82,938	-	-	981	83,919
ICMS	62,491	720	(15,386)	394	48,219
INSS	12,789	60	-	158	13,007
Civil litigation	91,242	5,977	(359)	-	96,860
Labor litigation	44,186	587	(2,034)	-	42,739
Other	1,016	78	-	15	1,109

Total	600,477	13,249	(18,420)	5,173	600,479

Current	49,514				52,014
Non current	550,963				548,465

Some of the provisions above involve escrow deposits in the amount of R$ 409,665 as of March 31, 2013 (R$ 401,847 as of December 31, 2012).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Tax matters

Provisions

On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana Distribuidora de Gás Ltda. (“Bahiana”) filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the Brazilian Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries were required to make escrow deposits for these debits in the accumulated amount of R$ 298,013 as of March 31, 2013 (R$ 291,483 as of December 31, 2012) and have recognized a corresponding liability.

The subsidiary IPP has provisions for IRPJ and CSLL related to the unconstitutionality of Law No. 9316/1996, that denied the deduction of CSLL from the IRPJ tax basis, in the amount of R$ 19,262 as of March 31, 2013 (R$ 19,120 as of December 31, 2012).

The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia Ultragaz, Tequimar, Tropical, Empresa Carioca de Produtos Químicos S.A. (“EMCA”) and IPP filed for a preliminary injunction seeking the deduction of ICMS from their PIS and COFINS tax bases. Oxiteno Nordeste and IPP obtained the right to pay the amounts into escrow deposits through an injunction, and recognized a corresponding provision in the amount of R$ 82,592 as of March 31, 2013 (R$ 81,622 as of December 31, 2012).

The subsidiary Oxiteno S.A. decided to pay off, within the Decree 58811/2012 amnesty issued by the State of São Paulo, a tax assessment based on alleged undue ICMS credits taken on invoices issued for the symbolic return of raw materials that had previously been delivered to the subsidiary Oxiteno Nordeste for industrialization. The provision in the amount of R$ 15,364 was transfer to account payable as of March 31, 2013 (R$ 15,226 as of December 31, 2012).

The subsidiary IPP and its subsidiaries have provisions related to ICMS, mainly with respect to: (a) tax notices filed in connection with interstate sales of fuel to industrial customers without the payment of ICMS in accordance with the interpretation of Article 2 of Supplementary Law No. 87/1996, R$ 12,009 as of March 31, 2013 (R$ 11,741 as of December 31, 2012), and (b) payment of ICMS for several reasons that resulted in tax assessments for which the proof of payment is not so evident, R$ 19,918 as of March 31, 2013 (R$ 19,499 as of December 31, 2012).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Contigent assets and liabilities

The Company and its subsidiaries have favorable judgments to pay contributions to PIS and COFINS without the changes introduced by Law 9718/1998 in its original version. The ongoing questioning refers to the levy of these contributions on sources of income other than gross revenue. In 2005, the STF (the Brazilian Supreme Federal Court) decided the question in favor of the taxpayers. Although this has set a favorable precedent, the effect of this decision does not automatically apply to all companies, since they must await the formal decision in their own lawsuits. Certain lawsuits of the Company’s subsidiaries are currently pending trial and, in the event all such lawsuits are decided in favor of the subsidiaries, the Company estimates that the total positive effect on income before income and social contribution taxes, may reach R$ 35,336, net of attorney’s fees.

The main tax claims of subsidiary IPP classified as having a possible risk of loss, and that have not been recognized in the interim financial information due to this assessment, are related to: (a) the required proportional reversal of ICMS credits recognized on the purchase of ethanol that was later resold at lower prices as a result of PROÁLCOOL, a Federal Government program to encourage alcohol production, determining the anticipation of financial subsidy by the distributors to the mill owners and their subsequent reimbursement by the DNC (current National Oil Agency), R$ 106,403 as of March 31, 2013 (R$ 104,086 as of December 31, 2012), (b) alleged undue ICMS credits for which the tax authorities understand that there was no proof of origin, R$ 23,909 as of March 31, 2013 (R$ 23,901 as of December 31, 2012), (c) assessments for alleged non-payment of ICMS, R$ 24,096 as of March 31, 2013 (R$ 23,096 as of December 31, 2012), (d) assessment issued in Ourinhos/SP in connection with the return of ethanol loans made with deferred tax, R$ 36,689 as of March 31, 2013 (R$ 36,324 as of December 31, 2012), (e) assessments in the State of Rio de Janeiro demanding the reversal of ICMS credits on interstate sales made under Article 33 of ICMS Convention 66/88, which allowed the use of the ICMS credit but was suspended by an injunction granted by STF, R$ 16,201 as of March 31, 2013 (R$ 16,060 as of December 31, 2012), (f) ICMS credits taken in relation to bills considered invalid, though the understanding of the STJ  (the Brazilian High Court of Justice) is that it is possible to take credit, even if there is defect in the document of the seller, as long as it is confirmed that the transaction occurred, R$ 28,569 as of March 31, 2013 (R$ 28,515 as of December 31, 2012); (g) assessments arising from surplus or shortage of inventory, generated by differences in temperature or handling of the product, without the corresponding issuance of invoices, R$ 29,441 as of March 31, 2013 (R$ 31,380 as of December 31, 2012), (h) infraction relating to ICMS credits due to alleged non-compliance with legal formalities, R$ 35,116 as of March 31, 2013 (R$ 35,032 as of December 31, 2012) and; (i) assessments arising from ICMS credits related to inputs of ethanol from certain States that had granted tax benefits to producers of alcohol in alleged disagreement with the law, R$ 24,904 as of March 31, 2013 (R$ 24,662 as of December 31, 2012).

The subsidiary IPP has assessments invalidating the set-off of IPI credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The non-provisioned amount of this contingency, as of March 31, 2013, is R$ 97,398 (R$ 81,868 as of December 31, 2012).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Civil claims

Provisions

The Company and its subsidiaries maintained provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former services providers, as well as proceedings related to environmental issues in the amount of R$ 96,860 as of March 31, 2013 (R$ 91,242 as of December 31, 2012).

Contingent liabilities

The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE (Brazilian antitrust authority) based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE entered a decision against Cia. Ultragaz imposing a penalty of R$ 23,104. The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed. Based on the above elements and on the opinion of its legal counsel, the subsidiary did not recognized a provision for this contingency.

d.	Labor matters

Provisions

The Company and its subsidiaries maintained provisions of R$ 42,739 as of March 31, 2013 (R$ 44,186 as of December 31, 2012) for labor litigation filed by former employees and by employees of our service providers mainly contesting the non-payment of labor rights.

Contingent liabilities

In 1990, the Petrochemical Industry Labor Union (Sindiquímica), of which the employees of Oxiteno Nordeste and EMCA, companies located in the Camaçari Petrochemical Complex, are members, filed separate lawsuits against the subsidiaries demanding the compliance with the fourth section of the collective labor agreement, which provided for a salary adjustment in lieu of the salary policies practiced. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica, requiring the recognition of the loss of effectiveness of such fourth section. Individual claims were rejected. The collective bargain agreement is currently pending trial by STF. In the second half of 2010, some companies in the Camaçari Petrochemical Complex signed an agreement with Sindiquímica and reported the fact in the collective bargain agreement dispute. Based on the opinion of their legal advisors, that reviewed the latest STF decision in the collective bargain agreement dispute as well as the status of the individual claims involving the subsidiaries Oxiteno Nordeste and EMCA, the management of such subsidiaries believed that it was not necessary to recognize a provision as of March 31, 2013.

The Company and its subsidiaries have other pending administrative and legal proceedings of tax, civil and labor nature, individually less relevant, which were estimated by their legal counsel as possible and/or remote risk (proceedings whose chance of loss is 50% or less), and the related potential losses were not provided for by the Company and its subsidiaries based on these opinions. The Company and its subsidiaries are also litigating for recovery of taxes and contributions, which were not recognized in the interim financial information due to their contingent nature.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

e.	Contracts

Subsidiary Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros in connection with its port facilities in Aratu and Suape, respectively. Such agreements establish a minimum cargo movement of products, as shown below:

Port	Minimum movement in tons per year	Maturity
Aratu	100,000	2016
Aratu	900,000	2022
Suape	250,000	2027
Suape	400,000	2029

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of March 31, 2013, these rates were R$ 5.79 per ton for Aratu and R$ 1.38 per ton for Suape. The subsidiary has met the minimum cargo movement required since the beginning of the agreements.

Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. which establishes a minimum quarterly consumption level of ethylene and conditions for the supply of ethylene until 2021. The minimum purchase commitment clause provides a minimum annual consumption of 205 thousand tons and a maximum of 220 thousand tons. The minimum purchase commitment and the actual demand accumulated to March 31, 2013 and 2012, expressed in tons of ethylene, are shown below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased.

	Minimum purchase commitment				Accumulated demand (actual)

	03/31/2013		03/31/2012		03/31/2013	03/31/2012

In tons of ethylene	50,548	(*)	56,096	(*)	54,187	57,931

(*) Adjusted for scheduled shutdowns in Braskem S.A. during the period.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Subsidiary Oxiteno S.A has a supply agreement with Braskem Qpar S.A., valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 30% of the current ethylene price for the quantity not purchased. The subsidiary has met the minimum purchase required since the beginning of the agreement.

	Minimum purchase commitment				Accumulated demand (actual)

	03/31/2013		03/31/2012		03/31/2013	03/31/2012

In tons of ethylene	10,964	(*)	9,908	(*)	10,722	10,155

(*) Adjusted for scheduled shutdowns in Braskem Qpar S.A. during the period.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

f.	Insurance coverage in subsidiaries

The Company maintains appropriate insurance policies with the objective of covering several risks to which it is exposed, including property insurance against losses caused by fire, lightning, explosion of any kind, gale, aircraft crash, electric damage, and other risks, covering the industrial plants and distribution bases and branches of all subsidiaries. The maximum compensation values based on the risk analysis of maximum losses of each business are shown below:

Maximum compensation value (*)

Oxiteno	US$ 1,202
Ultragaz	R$ 143
Ipiranga	R$ 677
Ultracargo	R$ 550
* In millions. Currency as indicated.

The General Liability Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sale of products and services.

Since March 2013, we maintain liability insurance policies to indemnify our directors, executive officers of Ultrapar and its subsidiaries and members of the fiscal council in the total amount of US$50 million, which cover liabilities resulting from wrongful acts, including any act or omission committed or attempted by a person acting in his or her capacity as director, executive officer of Ultrapar and its subsidiaries and member of the fiscal council or any matter claimed against such directors, executive officers of Ultrapar and its subsidiaries and members of the fiscal council solely by reason of his or her serving in such capacity, except if the act, omission or the claim is consequence of gross negligence or willful misconduct of such directors, executive officers of Ultrapar and its subsidiaries and members of the fiscal council.

In addition, group life and personal accident, health and national and international transportation and other insurance policies are also maintained.

The coverages and limits of the insurance policies maintained are based on a careful study of risks and losses conducted by independent insurance advisors, and the type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Operating lease contracts

Subsidiaries Cia. Ultragaz, Tequimar, Serma and Oxiteno S.A. have operating lease contracts for the use of IT equipment. These contracts have terms of 36 and 45 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option. Subsidiaries Cia. Ultragaz and Bahiana have operating lease contracts related to vehicles in their fleets. These contracts have terms of 24 to 60 months and there is no purchase option. The future disbursements (installments), assumed under these contracts, amount approximately to:

	Up to 1 year	Between 1 and 5 years	More than 5 years	Total

March 31, 2013	17,330	27,531	-	44,861

The subsidiaries IPP and Cia. Ultragaz have operating lease contracts related to land and building of service stations and stores, respectively. The future disbursements and receipts (installments), arising from these contracts, amount approximately to:

		Up to 1 year	Between 1 and 5 years	More than 5 years	Total

March 31, 2013	payable	(65,582)	(218,843)	(126,392)	(410,817)
	receivable	48,912	151,238	111,380	311,530

The expense recognized as of March 31, 2013 for operating leases was R$ 10,158 (R$ 9,055 as of March 31, 2012), net of income.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

24.	Employee benefits and private pension plan (Consolidated)

a.	ULTRAPREV- Associação de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by Company and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev - Associação de Previdência Complementar (“Ultraprev”), since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective accumulated fund over a period of 5 to 25 years. The sponsoring company does not guarantee the amounts or the duration of the benefits received by each employee that retires. As of March 31, 2013, the Company and its subsidiaries contributed R$ 4,379 (R$ 3,848 as of March 31, 2012) to Ultraprev, which amount is recognized as expense in the income statement. The total number of participating employees as of March 31, 2013 was 6,941 active participants and 92 retired participants. In addition, Ultraprev had 29 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Post-employment benefits

The Company and its subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care and life insurance plan for eligible retirees.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and are recognized in the interim financial information in accordance with Resolution CVM 600/2009.

	03/31/2013	12/31/2012

Health and dental care plan	42,422	41,535
FGTS Penalty	45,860	44,387
Bonus	23,819	23,058
Life insurance	19,919	19,515

Total	132,020	128,495

Current	10,035	10,035
Non-current	121,985	118,460

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

25.	Revenue from sale and services (Consolidated)

	03/31/2013	03/31/2012

Gross revenue from sale	13,896,548	12,641,077
Gross revenue from services	119,845	107,194
Sales tax	(343,566)	(300,097)
Discounts and sales returns	(72,831)	(58,425)
Deferred revenue (see Note 19)	(28)	1,477

Net revenue from sales and services	13,599,968	12,391,226

26.	Expenses by nature (Consolidated)

The Company discloses its consolidated income statement by function and is presenting below its breakdown by nature:

	03/31/2013	03/31/2012

Raw materials and materials for use and consumption	12,308,277	11,284,918
Freight and storage	210,813	192,858
Depreciation and amortization	189,442	161,115
Personnel expenses	321,006	291,845
Advertising and marketing	42,483	40,130
Services provided by third parties	33,219	25,362
Lease of real estate and equipment	19,643	17,510
Other expenses	69,858	49,458

Total	13,194,741	12,063,196

Classified as:
Cost of products and services sold	12,536,382	11,491,572
Selling and marketing	414,646	377,104
General and administrative	243,713	194,520

Total	13,194,741	12,063,196

Research and development expenses are recognized in the income statements and amounted to R$ 6,097 as of March 31, 2013 (R$ 5,381 as of March 31, 2012).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

27.	Income from disposal of assets (Consolidated)

Income from disposal of assets is determined as the difference between the selling price and residual book value of the investment, property, plant and equipment or intangible asset disposed of. As of March 31, 2013, the gain was of R$ 5,534 (loss of R$ 1,495 as of March 31, 2012), primarily from disposal of property, plant and equipment.

28.	Financial income (expense)

	Parent		Consolidated
	03/31/2013	03/31/2012	03/31/2013	03/31/2012
Financial income:
Interest on financial investments	20,541	34,537	35,690	48,813
Interest from customers	-	-	15,007	13,327
Other financial income	-	-	2,240	1,072
	20,541	34,537	52,937	63,212
Financial expenses:
Interest on loans	-	-	(70,022)	(93,886)
Interest on debentures	(15,622)	(28,406)	(26,189)	(28,406)
Interest on finance leases	-	-	(606)	(629)
Bank charges, IOF, and other charges	(1,495)	1,782	(6,409)	(4,453)
Exchange variation, net of gains and losses with derivative instruments	-	-	(8,350)	1,138
Monetary restatement of provisions, net, and other financial expenses	(3)	(10)	(1,983)	(2,383)
	(17,120)	(26,634)	(113,559)	(128,619)

Financial income (expense)	3,421	7,903	(60,622)	(65,407)

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

29.	Earnings per share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. As disclosed in Note 8.c), the Company sponsors a Deferred Stock Plan.

Basic earnings per share	03/31/2013	03/31/2012

Net income for the period of the Company	244,837	190,270
Weighted average shares outstanding (in thousands)	534,042	533,989
Basic earnings per share –R$	0.4585	0.3563

Diluted earnings per share	03/31/2013	03/31/2012

Net income for the period of the Company	244,837	190,270
Weighted average shares outstanding (in thousands), including Deferred Stock Plan	536,412	536,183
Diluted earnings per share –R$	0.4564	0.3549

Weighted average shares outstanding (in thousands)	03/31/2013	03/31/2012

Weighted average shares outstanding for basic per share calculation:	534,042	533,989
Dilution effect
Deferred Stock Plan	2,370	2,194
Weighted average shares outstanding for diluted per share calculation:	536,412	536,183

ULTRAPAR PARTICIPAÇÕES S.A.

MD&A - ANALYSIS OF CONSOLIDATED EARNINGS
First Quarter 2013

(1) Selected financial information:

(R$ million)	1Q13	1Q12	4Q12	Variation	Variation
				1Q13 X 1Q12	1Q13 X 4Q12
Net revenue from sales and services	13,600.0	12,391.2	14,329.2	10%	-5%
Cost of products and services sold	(12,536.4)	(11,491.6)	(13,215.7)	9%	-5%
Gross profit	1,063.6	899.7	1,113.5	18%	-4%
Selling, marketing, general and administrative expenses	(658.4)	(571.6)	(652.2)	15%	1%
Other operating income, net	15.7	9.5	32.0	65%	-51%
Income from disposal of assets	5.5	(1.5)	3.1	470%	78%
Operating income	426.5	336.1	496.3	27%	-14%
Financial income (expense), net	(60.6)	(65.4)	(57.6)	-7%	5%
Share of profit of subsidiaries, joint ventures and associates	(2.0)	3.0	2.0	-164%	-200%
Income before income and social contribution taxes	363.9	273.7	440.6	33%	-17%
Income and social contribution taxes	(127.4)	(90.8)	(144.7)	40%	-12%
Tax incentives	10.1	8.7	13.8	16%	-27%
Net income	246.5	191.7	309.8	29%	-20%
Net income attributable to Ultrapar	244.8	190.3	307.9	29%	-20%
Net income attributable to non-controlling interests in subsidiaries	1.7	1.4	1.9	21%	-11%
EBITDA (*)	614.0	500.2	683.0	23%	-10%

Volume – LPG sales – thousand tons	395.9	403.6	415.6	-2%	-5%
Volume – Fuels sales – thousand of cubic meters	5,575.2	5,447.1	6,142.4	2%	-9%
Volume – Chemicals sales – thousand tons	198.0	186.4	185.3	6%	7%

(*) For further information on EBITDA, see note (1) on page 107.

Considerations on the financial and operational information

Standards and criteria adopted in preparing the information

The selected financial information included in this analysis were extracted from Ultrapar’s interim financial information.

The accounting policies adopted by the Company and its subsidiaries are in accordance with the statements, interpretations and guidelines issued by the CPC and approved by the CVM in the process of convergence with international financial reporting (“IFRS”) issued by the IASB.

The Company’s consolidated interim financial information was prepared in accordance with technical pronouncement CPC 21 and IAS 34 - Interim Financial Reporting issued by the IASB, and presented in a consistent manner with the standards issued by the CVM.

The financial information of Ultrapar corresponds to the company’s consolidated information. The financial information of Ultragaz, Ipiranga, Oxiteno and Ultracargo is reported without elimination of intercompany transactions. Therefore, the sum of such information may not correspond to the consolidated financial information of Ultrapar. In addition, except when otherwise indicated, the amounts presented in this document are expressed in millions of Reais and, therefore, are subject to rounding off. Consequently, the total amounts presented in the tables may differ from the direct sum of the amounts that precede them.

On October 4th, 2012, CVM issued the Instruction No. 527 (“ICVM 527”), which governs the disclosure by listed companies in Brazil of EBITDA — Earnings Before Interest, Taxes, Depreciation and Amortization, and EBIT — Earnings Before Interest and Taxes, for the results disclosed from January 1st, 2013 onwards.

From 2013 onwards, the adoption of IFRS 11 and IAS (International Accounting Standard) 19 became mandatory in the presentation of financial statements of publicly-traded companies, resulting in the following changes: (i) results from joint ventures (“JV”) are no longer proportionally consolidated and will be recognized through the equity method and (ii) actuarial gains and losses from post-employment benefits cease to affect the operating results and start to be recognized under shareholders’ equity.

In order to provide comparability of financial statements with periods prior to the adoption of the aforementioned accounting changes, the figures presented in this document relating to 2012 have been updated in accordance with ICVM 527, IFRS 11 and IAS 19. EBITDA according to ICVM 527, IFRS 11 and IAS 19 and net income according to IAS 19 differ from EBITDA and net income previously reported by the company, as shown below:

R$ million	1Q12	2Q12	3Q12	4Q12	2012
EBITDA prior to ICVM 527	501.6	579.0	646.9	674.0	2,401.6
(+) Income from sale of assets	(1.5)	(2.7)	4.8	3.1	3.7
(+) Equity in earnings (losses) of affiliates	(0.0)	0.2	0.0	(0.0)	0.2
EBITDA after ICVM 527	500.1	576.5	651.8	677.1	2,405.4
(-) EBITDA JV	(3.2)	(2.4)	(3.7)	(8.4)	(17.8)
(+) Equity in earnings (losses) of JV	3.1	2.7	2.5	2.0	10.3
(+) Actuarial gains and losses from post-employment benefits	0.4	0.6	0.2	12.4	13.5
EBITDA after ICVM 527, IFRS 11 and IAS 19	500.2	577.4	650.8	683.0	2,411.4

R$ million	1Q12	2Q12	3Q12	4Q12	2012
Net income as previously reported	191.4	234.0	290.8	301.7	1,017.9
(+) Actuarial gains and losses from post-employment benefits	0.2	0.4	0.1	8.2	8.9
Net income after IAS 19	191.7	234.4	290.9	309.8	1,026.8

(2) Performance Analysis:

Net revenue from sales and services: Ultrapar’s consolidated net sales and services totaled R$ 13,600 million in 1Q13, up 10% over 1Q12, as a result of revenues growth in Ipiranga, Oxiteno and Ultracargo. Compared with 4Q12, Ultrapar’s net sales and services decreased by 5%, due to the seasonality between periods.

Ultragaz: In 1Q13, Ultragaz’s sales volume reached 396 thousand tons, a 2% reduction from 1Q12, mainly due to the lower number of working days in 1Q13, with an estimated reducing effect of 4% on sales volume, and lower consumption by large customers (mainly composed of industrial clients), partially offset by the growth of the small bulk segment (composed of residential, commercial and small industrial clients). Compared with 4Q12, sales volume decreased by 5%, mainly due to the seasonality between periods. Ultragaz’s net sales and services totaled R$ 920 million in 1Q13, in line with 1Q12, despite the 2% reduction in sales volume. Compared with 4Q12, Ultragaz’s net sales and services decreased by 4%, mainly due to lower seasonal volume.

Ipiranga: Ipiranga’s sales volume totaled 5,575 thousand cubic meters in 1Q13, 2% above 1Q12 volumes, influenced by less three business days of sales in the period, with an estimated reducing effect of 4%. Sales volume of fuels for light vehicles grew by 7% due to the growth of the light vehicle fleet and investments in the network expansion, partially offset by the lower number of working days in 1Q13. The volume of diesel decreased by 1% compared to 1Q12, mainly as a consequence of the lower number of working days in 1Q13, partially offset by the 6% growth in sales volume in the reseller segment, as a result of investments in the network expansion. Compared with 4Q12, sales volume decreased by 9%, mainly due to the seasonality between periods. Ipiranga's net sales and services totaled R$ 11,859 million in 1Q13, a 10% increase over 1Q12, mainly as a result of (i) increased sales volume, (ii) increases in diesel and gasoline costs by Petrobras, and (iii) the improved sales mix, with higher share of fuels for light vehicles and diesel sold to the reseller segment. Compared with 4Q12, Ipiranga's net sales and services decreased by 5%, mainly due to lower seasonal volume, partially offset by increases in diesel and gasoline costs by Petrobras in 1Q13.

Oxiteno: Oxiteno’s sales volume totaled 198 thousand tons, a 6% growth over 1Q12. In the domestic market, sales volume grew by 5% (7 thousand tons), mainly as a result of higher sales of glycols and specialties to the home and personal care segment. In the international market, sales volume grew by 9% (4 thousand tons), mainly due to the acquisition of the specialty chemicals plant in Uruguay, partially offset by lower sales of glycols. Compared with 4Q12, sales volume grew by 7% (13 thousand tons), mainly resulting from lower sales of glycols in 4Q12, due to the effect of the unscheduled stoppage at the Camaçari petrochemical complex during that quarter, caused by the energy blackout in the Northeastern region, and the acquisition of the specialty chemicals plant in Uruguay in November 2012. Oxiteno’s net sales and services totaled R$ 755 million in 1Q13, a 17% increase over 1Q12, due to the 6% growth in sales volume and a 13% weaker Real, partially offset by 3% lower average dollar prices. Compared with 4Q12, Oxiteno’s net sales and services were 1% lower, due to the 4% lower average prices in dollars and the 3% stronger Real, partially offset by the 7% increase in sales volume.

Ultracargo: In 1Q13, Ultracargo’s average storage increased by 11% compared to 1Q12, mainly due to the acquisition of Temmar and increased spot handling in the Suape terminal, partially offset by lower handling of ethanol in Santos. Compared with 4Q12, the average storage decreased by 2%, due to the seasonality between periods. Ultracargo’s net sales and services totaled R$ 76 million in 1Q13, up 12% over 1Q12, mainly derived from the increased average storage in the terminals. Compared with 4Q12, Ultracargo’s net sales and services were 3% lower due to the seasonality between periods.

Cost of products and services sold: Ultrapar’s cost of products and services sold totaled R$ 12,536 million in 1Q13, a 9% increase over 1Q12, due to the increased cost of products and services sold in Ipiranga, Oxiteno and Ultracargo. Compared with 4Q12, Ultrapar’s cost of products and services sold decreased by 5%, mainly due to the seasonality between periods.

Ultragaz: Ultragaz’s cost of products sold totaled R$ 788 million in 1Q13, a 1% reduction from 1Q12, mainly due to lower sales volume and a 5% reduction in operational workforce, partially offset by the effects of inflation on personnel costs. Compared with 4Q12, Ultragaz’s cost of products sold decreased by 5%, mainly due to the lower seasonal volume and the non-recurring costs related to the strike in LPG distributors in the state of São Paulo in 4Q12.

Ipiranga: Ipiranga’s cost of products sold totaled R$ 11,125 million in 1Q13, a 10% increase over 1Q12, due to increased sales volume and the cost increases by Petrobras (i) in diesel, in July 2012, January and March 2013, and (ii) in gasoline, in January 2013. Compared with 4Q12, Ipiranga’s cost of products sold decreased by 5%, mainly due to the lower sales volume, partially offset by the non-recurring PIS/Cofins tax credit in 4Q12 in the amount of R$ 18 million and increases in diesel and gasoline costs by Petrobras in 1Q13.

Oxiteno: Oxiteno’s cost of products sold in 1Q13 totaled R$ 600 million, a 14% growth over 1Q12, mainly due to the 13% weaker Real, the 6% higher sales volume and the increase in ethylene cost in dollar in the last 12 months. Compared with 4Q12, Oxiteno’s cost of products sold reduced by 2%, due to the 5% lower unit variable costs in dollar and the 3% stronger Real, partially offset by the 7% increase in sales volume.

Ultracargo: Ultracargo’s cost of services provided in 1Q13 was R$ 31 million, a 17% increase over 1Q12, mainly as a result of increased average storage, increased depreciation linked to recent capacity expansions and the acquisition of Temmar, and higher maintenance costs. Compared with 4Q12, Ultracargo’s cost of services provided decreased by 2%, mainly due to the lower seasonal volume handled.

Gross profit: The gross profit of Ultrapar amounted to R$ 1,064 million in 1Q13, up 18% over 1Q12, as a consequence of the growth in the gross profit of all of Ultrapar’s businesses. Compared with 4Q12, Ultrapar’s gross profit decreased by 4%, mainly as a result of the seasonality between periods.

Selling, marketing, general and administrative expenses: Ultrapar’s selling, marketing, general and administrative expenses totaled R$ 658 million in 1Q13, an increase of 15% over 1Q12. Compared with 4Q12, Ultrapar's selling, marketing, general and administrative expenses increased by 1%.

Ultragaz: Ultragaz's selling, marketing, general and administrative expenses totaled R$ 98 million in 1Q13, up 1% over 1Q12, with the effects of inflation on personnel and freight expenses offset by the lower sales volume and initiatives to reduce expenses. Compared with 4Q12, Ultragaz's selling, marketing, general and administrative expenses decreased by 3%, mainly due to seasonal effects.

Ipiranga: Ipiranga's selling, marketing, general and administrative expenses totaled R$ 434 million in 1Q13, a 14% growth over 1Q12, mainly due to (i) the effects of inflation on expenses, (ii) the expansion of the distribution network, (iii) higher sales volume and freight expenses, and (iv) higher advertising and marketing expenses, partially offset by the R$ 14 million expenses related to the return of the Ipiranga brand to the Midwest, Northeast and North regions of Brazil in 1Q12. Compared with 4Q12, Ipiranga's selling, marketing, general and administrative expenses increased by 2%, mainly due to increased expenses with advertising and marketing, partially offset by the lower seasonal volume.

Oxiteno: Oxiteno’s selling, marketing, general and administrative expenses totaled R$ 106 million in 1Q13, up 26% over 1Q12, as a result of (i) the start-up of the company’s operations in the United States, (ii) the acquisition of the specialty chemicals plant in Uruguay, (iii) increased logistics expenses, resulting from higher sales volumes and higher unit expenses with national freight, and (iv) the effects of inflation on expenses. Compared with 4Q12, Oxiteno's selling, marketing, general and administrative expenses increased by 2%.

Ultracargo: Ultracargo's selling, marketing, general and administrative expenses totaled R$ 21 million in 1Q13, an increase of 24% over 1Q12, mainly due to the acquisition of Temmar and the higher depreciation resulting from recent capacity expansions. Compared with 4Q12, Ultracargo's selling, marketing, general and administrative expenses decreased by 7%, mainly due to lower expenses with expansion projects during this quarter.

Depreciation and amortization: Total depreciation and amortization costs and expenses in 1Q13 amounted to R$ 189 million, 18% higher than that in 1Q12, mainly as a result of increased investments made in the last 12 months, especially in Ipiranga, and the acquisitions of Temmar and the specialty chemicals plant in Uruguay. Compared with 4Q12, total depreciation and amortization costs and expenses increased by 3%.

Operating income: Ultrapar’s operating income amounted to R$ 426 million in 1Q13, up 27% over 1Q12, as a result of the increase in the operating income of Ultragaz, Ipiranga and Oxiteno. Compared with 4Q12, Ultrapar’s operating income decreased by 14%, mainly as a result of the seasonality between periods.

Financial result: Ultrapar reported R$ 61 million of net financial expenses in 1Q13, R$ 5 million lower than that in 1Q12, mainly due to the reduction of the interest rate (CDI), partially offset by the effects of exchange rate fluctuations in the periods. Compared with 4Q12, Ultrapar’s net financial expense increased by R$ 3 million. At the end of 1Q13, net debt totaled R$ 3,743 million, corresponding to 1.5 times EBITDA for the last 12 months, compared to the ratio of 1.6 times in 1Q12 and 1.3 times in 4Q12.

Income and social contribution taxes / Tax incentives: Ultrapar reported expenses with income and social contribution taxes, net of tax incentives, of R$ 117 million, compared with expenses of R$ 82 million in 1Q12, mainly as a result of an increase in income before income and social contribution taxes. Compared with 4Q12, the expenses with income and social contribution taxes, net of tax incentives, decreased by 10%, mainly as a result of a decrease in income before income and social contribution taxes.

Net income: Ultrapar’s consolidated net income in 1Q13 amounted to R$ 247 million, up 29% over 1Q12, mainly due to the EBITDA growth in all businesses. Compared with 4Q12, Ultrapar’s net income decreased by 20%, mainly due to the seasonal reduction of EBITDA in Ultrapar’s businesses.

EBITDA: Ultrapar’s consolidated EBITDA totaled R$ 614 million in 1Q13, up 23% over 1Q12, as a result of the EBITDA growth in all businesses. Compared with 4Q12, Ultrapar’s EBITDA decreased by 10%, mainly due to lower seasonal volumes.

Ultragaz: Ultragaz’s EBITDA amounted to R$ 63 million in 1Q13, a 6% increase over 1Q12, mainly due to commercial and expense reduction initiatives implemented over the past few quarters. Compared with 4Q12, Ultragaz’s EBITDA increased by 17%, mainly due to the above mentioned initiatives and the non-recurring effects related to the strike in LPG distributors in the state of São Paulo in 4Q12, with an estimated impact of $ 5 million.

Ipiranga: Ipiranga’s EBITDA totaled R$ 432 million in 1Q13, up 28% over 1Q12, equivalent to a unit EBITDA margin of R$ 78/m³, mainly derived from (i) the effects of the increases in diesel and gasoline costs, (ii) increased sales volume, (iii) the improved sales mix, and (iv) non-recurring expenses of R$ 14 million related to the conversion of Texaco service stations into the Ipiranga brand in the Midwest, Northeast and North regions of Brazil in 1Q12. Excluding these non-recurring expenses, Ipiranga’s EBITDA in 1Q13 increased by 23% over 1Q12. Compared with 4Q12, Ipiranga’s EBITDA decreased by 17%, mainly due to the 9% seasonally lower sales volume and the R$ 18 million non-recurring PIS/Cofins tax credit in 4Q12.

Oxiteno: Oxiteno’s EBITDA amounted to R$ 81 million in 1Q13, or US$ 204/ton, an increase of 21% over 1Q12, as a result of the 13% weaker Real and higher sales volume, partially offset by the increased cost of ethylene and by expenses related to the start-up of the company's operations in the United States and in Uruguay. Compared with 4Q12, Oxiteno’s EBITDA increased by 11%, mainly as a result of the increased sales volume and the effect of a non-scheduled stoppage at the Camaçari petrochemical complex in 4Q12, partially offset by the 3% stronger Real.

Ultracargo: Ultracargo’s EBITDA totaled R$ 36 million in 1Q13, up 12% over 1Q12, mainly due to the acquisition of Temmar, partially offset by lower ethanol handling in Santos and higher maintenance expenses. Compared with 4Q12, Ultracargo’s EBITDA grew by 1%, mainly as a result of lower expenses with expansion projects in 1Q13.

EBITDA

R$ million	1Q13	1Q12	4Q12	Variation 1Q13v1Q12	Variation 1Q13v4Q12
Ultrapar	614.0	500.2	683.0	23%	-10%
Ultragaz	63.5	60.0	54.3	6%	17%
Ipiranga	432.1	336.9	517.6	28%	-17%
Oxiteno	80.6	66.4	72.8	21%	11%
Ultracargo	35.9	32.1	35.5	12%	1%

(1)
The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) presented in this document represents the net income before (i) income and social contribution taxes, (ii) net financial expense (income) and (iii) depreciation and amortization, presented in accordance with ICVM 527. The purpose of including EBITDA information is to provide a measure used by the management for internal assessment of our operating results, and because a portion of our employee profit sharing plan is linked directly or indirectly to EBITDA performance. It is also a financial indicator widely used by investors and analysts to measure our ability to generate cash from operations and our operating performance. We also calculate EBITDA in connection with covenants related to some of our financing, as described in Note 14 to our consolidated financial statements. We believe EBITDA allows a better understanding not only of our financial performance but also of our capacity of meeting the payment of interest and principal from our debt and of obtaining resources for our investments and working capital. Our definition of EBITDA may differ from, and, therefore, may not be comparable with similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because EBITDA excludes net financial expense (income), income and social contribution taxes and depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or changes in income and social contribution taxes, depreciation and amortization. EBITDA is not a measure of financial performance under accounting practices adopted in Brazil or IFRS, and it should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expense (income), income and social contribution taxes and depreciation and amortization.

The calculation of the EBITDA from the net income is presented below:

R$ million	1Q13	1Q12	4Q12
Net income	246.5	191.7	309.8
(+) Income tax and social contribution	117.4	82.1	130.8
(+) Net financial expense (income)	60.6	65.4	57.6
(+) Depreciation and amortization	189.4	161.1	184.8
EBITDA	614.0	500.2	683.0

We hereby inform that in accordance with the requirements of CVM Resolution 381/03, our independent auditors Deloitte Touche Tohmatsu Auditores Independentes have not performed during these three months of 2013 any service other than the external audit of the financial statements of Ultrapar and affiliated companies and subsidiaries.

Item 2

São Paulo, May 15th, 2013 – Ultrapar Participações S.A. (BM&FBOVESPA: UGPA3 / NYSE: UGP), a company engaged in fuel distribution (Ultragaz/Ipiranga), specialty chemicals (Oxiteno) and storage for liquid bulk (Ultracargo), hereby reports its results for the first quarter of 2013.

Results conference call
Brazilian conference call
May 17th, 2013
10:00 a.m. (US EST)
Telephone for connection: +55 11 2188 0155
Code: Ultrapar

International conference call
May 17th, 2013
11:30 a.m. (US EST)
Participants in the USA: 1 877 317 6776
Participants in Brazil: 0800 891 0015
International participants: +1 412 317 6776
Code: Ultrapar

IR Contact
E-mail: invest@ultra.com.br
Telephone: + 55 11 3177 7014
Website: www.ultra.com.br

Ultrapar Participações S.A.
UGPA3 = R$ 51.10/share (03/31/13)
UGP = US$ 25.38/ADR (03/31/13)

In 1Q13, we completed one more quarter of positive earnings progression, with 23% and 29% growth in EBITDA and net earnings. In addition, Ultrapar received important international recognitions by Fortune Magazine and The European for the quality of its management.

➢ ULTRAPAR’S NET REVENUES TOTAL R$ 14 BILLION IN 1Q13, A 10% GROWTH OVER 1Q12

➢ ULTRAPAR’S EBITDA REACHES R$ 614 MILLION IN 1Q13, A 23% GROWTH OVER 1Q12, WITH GROWTH IN ALL THE BUSINESSES

➢ NET EARNINGS REACH R$ 247 MILLION IN 1Q13, A 29% GROWTH OVER 1Q12, WITH A NET MARGIN OF 1.8%

➢ ULTRAPAR WAS RANKED THE WORLD’S 4TH MOST ADMIRED ENERGY COMPANY BY FORTUNE MAGAZINE AND WAS ELECTED THE LATIN AMERICA’S BUSINESS GROUP OF THE YEAR BY THE EUROPEAN MAGAZINE

 "We started 2013 as planned, continuing with the good results of the previous years and completing the twenty-seventh consecutive quarter of positive evolution in EBITDA. This sustained growth is a result of the strategy implemented and of the good businesses that we have, of the investments made for the continuous improvement of our businesses and of our focus on value creation. Additionally, we are proud to have been ranked once again at the beginning of this year as one of the world’s most admired energy companies by Fortune Magazine’s readers and elected the Latin America’s business group of the year by The European magazine.”

Thilo Mannhardt – CEO

> 1

Considerations on the financial and operational information

The financial information presented in this document has been prepared according to International Financial Reporting Standards (IFRS). The financial information of Ultrapar corresponds to the company’s consolidated information. The financial information of Ultragaz, Ipiranga, Oxiteno and Ultracargo is reported without elimination of intercompany transactions. Therefore, the sum of such information may not correspond to the consolidated financial information of Ultrapar. In addition, except when otherwise indicated, the amounts presented in this document are expressed in millions of Reais and, therefore, are subject to rounding off. Consequently, the total amounts presented in the tables may differ from the direct sum of the amounts that precede them.

On October 4th, 2012, CVM issued the Instruction No. 527 (“ICVM 527”), which governs the disclosure by listed companies in Brazil of EBITDA — Earnings Before Interest, Taxes, Depreciation and Amortization, and EBIT — Earnings Before Interest and Taxes, for the results disclosed from January 1st, 2013 onwards.

From 2013 onwards, the adoption of IFRS 11 and IAS (International Accounting Standard) 19 became mandatory in the presentation of financial statements of publicly-traded companies, resulting in the following changes: (i) results from joint ventures (“JV”) are no longer proportionally consolidated and will be recognized through the equity method and (ii) actuarial gains and losses from post-employment benefits cease to affect the operating results and start to be recognized under shareholders’ equity.

In order to provide comparability of financial statements with periods prior to the adoption of the aforementioned accounting changes, the figures presented in this document relating to 2012 have been updated in accordance with ICVM 527, IFRS 11 and IAS 19. EBITDA according to ICVM 527, IFRS 11 and IAS 19 and net earnings according to IAS 19 differ from EBITDA and net earnings previously reported by the company, as shown below:

R$ million	1Q12	2Q12	3Q12	4Q12	2012
EBITDA prior to ICVM 527	501.6	579.0	646.9	674.0	2,401.6
(+) Income from sale of assets	(1.5)	(2.7)	4.8	3.1	3.7
(+) Equity in earnings (losses) of affiliates	(0.0)	0.2	0.0	(0.0)	0.2
EBITDA after ICVM 527	500.1	576.5	651.8	677.1	2,405.4
(-) EBITDA JV	(3.2)	(2.4)	(3.7)	(8.4)	(17.8)
(+) Equity in earnings (losses) of JV	3.1	2.7	2.5	2.0	10.3
(+) Actuarial gains and losses from post-employment benefits	0.4	0.6	0.2	12.4	13.5
EBITDA after ICVM 527, IFRS 11 and IAS 19	500.2	577.4	650.8	683.0	2,411.4

R$ million	1Q12	2Q12	3Q12	4Q12	2012
Net earnings as previously reported	191.4	234.0	290.8	301.7	1,017.9
(+) Actuarial gains and losses from post-employment benefits	0.2	0.4	0.1	8.2	8.9
Net earnings after IAS 19	191.7	234.4	290.9	309.8	1,026.8

The calculation of EBITDA starting from net earnings is presented below:

R$ million	1Q13	1Q12	4Q12	Δ (%) 1Q13v1Q12	Δ (%) 1Q13v4Q12
Net earnings	246.5	191.7	309.8	29%	(20%)
(+) Income and social contribution taxes	117.4	82.1	130.8
(+) Net financial expense (income)	60.6	65.4	57.6
(+) Depreciation and amortization	189.4	161.1	184.8
EBITDA	614.0	500.2	683.0	23%	(10%)

> 2

Summary of the 1st quarter of 2013

Ultrapar – Consolidated data	1Q13	1Q12	4Q12	Δ (%) 1Q13v1Q12	Δ (%) 1Q13v4Q12
Net sales and services	13,600	12,391	14,329	10%	(5%)
Gross profit	1,064	900	1,113	18%	(4%)
Operating profit	426	336	496	27%	(14%)
EBITDA	614	500	683	23%	(10%)
Net earnings¹	247	192	310	29%	(20%)
Earnings attributable to Ultrapar per share²	0.46	0.35	0.57	29%	(21%)
Amounts in R$ million (except for EPS)
¹ Under IFRS, net earnings include net earnings attributable to non-controlling shareholders.
2 Calculated based on the weighted average number of shares over the period, excluding shares held in treasury.

Ultragaz – Operational data	1Q13	1Q12	4Q12	Δ (%) 1Q13v1Q12	Δ (%) 1Q13v4Q12
Total volume (000 tons)	396	404	416	(2%)	(5%)
Bottled	264	266	284	(1%)	(7%)
Bulk	131	137	131	(4%)	0%

Ipiranga – Operational data	1Q13	1Q12	4Q12	Δ (%) 1Q13v1Q12	Δ (%) 1Q13v4Q12
Total volume (000 m³)	5,575	5,447	6,142	2%	(9%)
Diesel	2,943	2,977	3,275	(1%)	(10%)
Gasoline, ethanol and NGV	2,545	2,371	2,778	7%	(8%)
Other3	87	99	90	(12%)	(3%)
3 Fuel oils, kerosene, lubricants and greases.

Oxiteno – Operational data	1Q13	1Q12	4Q12	Δ (%) 1Q13v1Q12	Δ (%) 1Q13v4Q12
Total volume (000 tons)	198	186	185	6%	7%
Product mix
Specialty chemicals	163	151	160	8%	2%
Glycols	35	36	25	(1%)	38%
Geographical mix
Sales in Brazil	141	134	133	5%	6%
Sales outside Brazil	57	52	52	9%	8%

Ultracargo – Operational data	1Q13	1Q12	4Q12	Δ (%) 1Q13v1Q12	Δ (%) 1Q13v4Q12
Effective storage4 (000 m3)	623	560	634	11%	(2%)
4 Monthly average

> 3

Macroeconomic indicators	1Q13	1Q12	4Q12	Δ (%) 1Q13v1Q12	Δ (%) 1Q13v4Q12
Average exchange rate (R$/US$)	2.00	1.77	2.06	13%	(3%)
Brazilian interbank interest rate (CDI)	1.6%	2.5%	1.7%
Inflation in the period (IPCA)	1.9%	1.2%	2.0%

Highlights

➢
Ultrapar is recognized by important international institutions for the quality of its management – Ultrapar was elected once again one of the world’s most admired energy companies. Ultrapar was ranked fourth in the Most Admired Companies 2013 list of Fortune Magazine, one position above that of 2012. Among the criteria evaluated in this ranking, Ultrapar stood out with quality of management, innovation, financial soundness and quality of products and services. In addition, Ultrapar was elected the Latin America’s business group of the year by the analysts and readers of The European magazine, which awarded companies that excelled in the continent.

➢
ConectCar starts its operations – On April 23rd, 2013, ConectCar, a company created to operate in the segment of electronic payment for tolls, parking and fuels, started its operations. ConectCar was constituted through a partnership between Ultrapar, through Ipiranga, and Odebrecht TransPort Participações. Ultrapar and Odebrecht share the control of the ConectCar, each with a 50% interest in the company, and will jointly invest up to R$ 150 million over the next years. Ipiranga’s service stations network will be ConectCar’s main distribution and contact channel with car owners. ConectCar fits into Ipiranga’s strategy of differentiation, offering more products and services in its service station network focused on convenience and practicality, generating benefits for its clients, retailers and for the company itself.

> 4

Executive summary of the results

At the end of March 2013, inflation rate exceeded, for the first time since November 2011, the 6.5% target ceiling set by the Central Bank, with the Brazilian Consumer Price Index (IPCA) for the last twelve months reaching 6.6%. Despite inflationary pressures, the Central Bank did not change the base interest rate of the economy during the first quarter, rate that remained at 7.25% p.a., maintaining the perspective of incentivizing economic growth. In the automotive sector, the number of vehicles licensed in 1Q13 totaled 789 thousand, 2% above 1Q12, allowing the fleet to continue growing at approximately 7% on an annual basis. The economic instability in the international market helped keeping a weaker Real against the dollar during 1Q13 compared to 2012, with an average exchange rate of R$ 2.00/US$ in the quarter.

In 1Q13, Ultragaz reported a reduction of 2% in sales volume in relation to 1Q12, mainly due to the lower number of working days in 1Q13, with an estimated reducing effect of 4% on sales volume. In 1Q13, Ultragaz’s EBITDA increased by 6% over 1Q12, mainly due to commercial and expense reduction initiatives implemented over the last quarters.

Ipiranga’s sales volume grew by 2% in 1Q13 in relation to 1Q12, or 6% on a comparable basis of working days, due to the continued growth of the light vehicle fleet and investments in network expansion. Ipiranga’s EBITDA reached R$ 432 million in 1Q13, a growth of 23% compared to the 1Q12 EBITDA (excluding non-recurring expenses), mainly due to (i) the evolution of diesel and gasoline costs, (ii) the growth in sales volume and (iii) the increased share of fuels for light vehicles and diesel sold through the reseller segment.

Oxiteno's sales volume totaled 198 thousand tons, a 6% growth compared with 1Q12, mainly due to increased sales of specialties for the home and personal care segment and to the acquisition of the specialty chemicals plant in Uruguay in November 2012. Oxiteno's EBITDA in 1Q13 reached R$ 81 million, a 21% increase over 1Q12, mainly as a result of the 13% weaker Real and higher sales volume.

In 1Q13, the average storage of Ultracargo increased by 11% compared to 1Q12, mainly derived from the acquisition of Temmar, a terminal in the port of Itaqui, integrated since August, and from increased spot volumes in the Suape terminal, partially offset by lower handling of ethanol in Santos. Ultracargo's EBITDA totaled R$ 36 million in 1Q13, up 12% over 1Q12, mainly due to the acquisition of Temmar, partially offset by the lower handling of ethanol in Santos.

Ultrapar’s consolidated EBITDA totaled R$ 614 million in 1Q13, a 23% increase over 1Q12, due to the EBITDA growth in all businesses. Ultrapar’s net earnings in 1Q13 amounted to R$ 247 million, an increase of 29% over 1Q12, mainly as a resut of the EBITDA growth.

Operational performance

Ultragaz – In 1Q13, Ultragaz’s sales volume reached 396 thousand tons, a 2% reduction from 1Q12, mainly due to the lower number of working days in 1Q13, with an estimated reducing effect of 4% on sales volume, and lower consumption by large customers (mainly composed of industrial clients), partially offset by the growth of the small bulk segment (composed of residential, commercial and small industrial clients). Compared with 4Q12, sales volume decreased by 5%, mainly due to the seasonality between periods.

Ultragaz – Sales volume (000 tons)

> 5

Ipiranga – Ipiranga’s sales volume totaled 5,575 thousand cubic meters in 1Q13, 2% above 1Q12 volumes, influenced by less three business days of sales in the period, with an estimated reducing effect of 4%. Sales volume of fuels for light vehicles grew by 7% due to the growth of the light vehicle fleet and investments in the network expansion, partially offset by the lower number of working days in 1Q13. The volume of diesel decreased by 1% compared to 1Q12, mainly as a consequence of the lower number of working days in 1Q13, partially offset by the 6% growth in sales volume in the reseller segment, as a result of investments in the network expansion. Compared with 4Q12, sales volume decreased by 9%, mainly due to the seasonality between periods.

Ipiranga – Sales volume (000 m³)

Oxiteno – Oxiteno’s sales volume totaled 198 thousand tons, a 6% growth over 1Q12. In the domestic market, sales volume grew by 5% (7 thousand tons), mainly as a result of higher sales of glycols and specialties to the home and personal care segment. In the international market, sales volume grew by 9% (4 thousand tons), mainly due to the acquisition of the specialty chemicals plant in Uruguay, partially offset by lower sales of glycols. Compared with 4Q12, sales volume grew by 7% (13 thousand tons), mainly resulting from lower sales of glycols in 4Q12, due to the effect of the unscheduled stoppage at the Camaçari petrochemical complex during that quarter, caused by the energy blackout in the Northeastern region, and the acquisition of the specialty chemicals plant in Uruguay in November 2012.

Oxiteno – Sales volume (000 tons)

Ultracargo – In 1Q13, Ultracargo’s average storage increased by 11% compared to 1Q12, mainly due to the acquisition of Temmar and increased spot handling in the Suape terminal, partially offset by lower handling of ethanol in Santos. Compared with 4Q12, the average storage decreased by 2%, due to the seasonality between periods.

> 6

Ultracargo – Average storage (000 m³)

Economic-financial performance

Net sales and services – Ultrapar’s consolidated net sales and services totaled R$ 13,600 million in 1Q13, up 10% over 1Q12, as a result of revenues growth in Ipiranga, Oxiteno and Ultracargo. Compared with 4Q12, Ultrapar’s net sales and services decreased by 5%, due to the seasonality between periods.

 Net sales and services (R$ million)

Ultragaz – Ultragaz’s net sales and services totaled R$ 920 million in 1Q13, in line with 1Q12, despite the 2% reduction in sales volume. Compared with 4Q12, Ultragaz’s net sales and services decreased by 4%, mainly due to lower seasonal volume.

Ipiranga – Ipiranga's net sales and services totaled R$ 11,859 million in 1Q13, a 10% increase over 1Q12, mainly as a result of (i) increased sales volume, (ii) increases in diesel and gasoline costs by Petrobras, and (iii) the improved sales mix, with higher share of fuels for light vehicles and diesel sold to the reseller segment. Compared with 4Q12, Ipiranga's net sales and services decreased by 5%, mainly due to lower seasonal volume, partially offset by increases in diesel and gasoline costs by Petrobras in 1Q13.

Oxiteno – Oxiteno’s net sales and services totaled R$ 755 million in 1Q13, a 17% increase over 1Q12, due to the 6% growth in sales volume and a 13% weaker Real, partially offset by 3% lower average dollar prices. Compared with 4Q12, Oxiteno’s net sales and services were 1% lower, due to the 4% lower average prices in dollars and the 3% stronger Real, partially offset by the 7% increase in sales volume.

Ultracargo – Ultracargo’s net sales and services totaled R$ 76 million in 1Q13, up 12% over 1Q12, mainly derived from the increased average storage in the terminals. Compared with 4Q12, Ultracargo’s net sales and services were 3% lower due to the seasonality between periods.

> 7

Cost of goods sold – Ultrapar’s cost of goods sold totaled R$ 12,536 million in 1Q13, a 9% increase over 1Q12, due to the increased cost of goods sold in Ipiranga, Oxiteno and Ultracargo. Compared with 4Q12, Ultrapar’s cost of goods sold decreased by 5%, mainly due to the seasonality between periods.

Ultragaz – Ultragaz’s cost of goods sold totaled R$ 788 million in 1Q13, a 1% reduction from 1Q12, mainly due to lower sales volume and a 5% reduction in operational workforce, partially offset by the effects of inflation on personnel costs. Compared with 4Q12, Ultragaz’s cost of goods sold decreased by 5%, mainly due to the lower seasonal volume and the non-recurring costs related to the strike in LPG distributors in the state of São Paulo in 4Q12.

Ipiranga – Ipiranga’s cost of goods sold totaled R$ 11,125 million in 1Q13, a 10% increase over 1Q12, due to increased sales volume and the cost increases by Petrobras (i) in diesel, in July 2012, January and March 2013, and (ii) in gasoline, in January 2013. Compared with 4Q12, Ipiranga’s cost of goods sold decreased by 5%, mainly due to the lower sales volume, partially offset by the non-recurring PIS/Cofins tax credit in 4Q12 in the amount of R$ 18 million and increases in diesel and gasoline costs by Petrobras in 1Q13.

Oxiteno – Oxiteno’s cost of goods sold in 1Q13 totaled R$ 600 million, a 14% growth over 1Q12, mainly due to the 13% weaker Real, the 6% higher sales volume and the increase in ethylene cost in dollar in the last 12 months. Compared with 4Q12, Oxiteno’s cost of goods sold reduced by 2%, due to the 5% lower unit variable costs in dollar and the 3% stronger Real, partially offset by the 7% increase in sales volume.

Ultracargo – Ultracargo’s cost of services provided in 1Q13 was R$ 31 million, a 17% increase over 1Q12, mainly as a result of increased average storage, increased depreciation linked to recent capacity expansions and the acquisition of Temmar, and higher maintenance costs. Compared with 4Q12, Ultracargo’s cost of services provided decreased by 2%, mainly due to the lower seasonal volume handled.

Sales, general and administrative expenses – Ultrapar’s sales, general and administrative expenses totaled R$ 658 million in 1Q13, an increase of 15% over 1Q12. Compared with 4Q12, Ultrapar's sales, general and administrative expenses increased by 1%.

Ultragaz – Ultragaz's sales, general and administrative expenses totaled R$ 98 million in 1Q13, up 1% over 1Q12, with the effects of inflation on personnel and freight expenses offset by the lower sales volume and initiatives to reduce expenses. Compared with 4Q12, Ultragaz's sales, general and administrative expenses decreased by 3%, mainly due to seasonal effects.

Ipiranga – Ipiranga's sales, general and administrative expenses totaled R$ 434 million in 1Q13, a 14% growth over 1Q12, mainly due to (i) the effects of inflation on expenses, (ii) the expansion of the distribution network, (iii) higher sales volume and freight expenses, and (iv) higher advertising and marketing expenses, partially offset by the R$ 14 million expenses related to the return of the Ipiranga brand to the Midwest, Northeast and North regions of Brazil in 1Q12. Compared with 4Q12, Ipiranga's sales, general and administrative expenses increased by 2%, mainly due to increased expenses with advertising and marketing, partially offset by the lower seasonal volume.

Oxiteno – Oxiteno’s sales, general and administrative expenses totaled R$ 106 million in 1Q13, up 26% over 1Q12, as a result of (i) the start-up of the company’s operations in the United States, (ii) the acquisition of the specialty chemicals plant in Uruguay, (iii) increased logistics expenses, resulting from higher sales volumes and higher unit expenses with national freight, and (iv) the effects of inflation on expenses. Compared with 4Q12, Oxiteno's sales, general and administrative expenses increased by 2%.

Ultracargo – Ultracargo's sales, general and administrative expenses totaled R$ 21 million in 1Q13, an increase of 24% over 1Q12, mainly due to the acquisition of Temmar and the higher depreciation resulting from recent capacity expansions. Compared with 4Q12, Ultracargo's sales, general and administrative expenses decreased by 7%, mainly due to lower expenses with expansion projects during this quarter.

EBITDA – Ultrapar’s consolidated EBITDA totaled R$ 614 million in 1Q13, up 23% over 1Q12, as a result of the EBITDA growth in all businesses. Compared with 4Q12, Ultrapar’s EBITDA decreased by 10%, mainly due to lower seasonal volumes.

> 8

EBITDA (R$ million)

Ultragaz – Ultragaz’s EBITDA amounted to R$ 63 million in 1Q13, a 6% increase over 1Q12, mainly due to commercial and expense reduction initiatives implemented over the past few quarters. Compared with 4Q12, Ultragaz’s EBITDA increased by 17%, mainly due to the above mentioned initiatives and the non-recurring effects related to the strike in LPG distributors in the state of São Paulo in 4Q12, with an estimated impact of $ 5 million.

Ipiranga – Ipiranga’s EBITDA totaled R$ 432 million in 1Q13, up 28% over 1Q12, equivalent to a unit EBITDA margin of R$ 78/m³, mainly derived from (i) the effects of the increases in diesel and gasoline costs, (ii) increased sales volume, (iii) the improved sales mix, and (iv) non-recurring expenses of R$ 14 million related to the conversion of Texaco service stations into the Ipiranga brand in the Midwest, Northeast and North regions of Brazil in 1Q12. Excluding these non-recurring expenses, Ipiranga’s EBITDA in 1Q13 increased by 23% over 1Q12. Compared with 4Q12, Ipiranga’s EBITDA decreased by 17%, mainly due to the 9% seasonally lower sales volume and the R$ 18 million non-recurring PIS/Cofins tax credit in 4Q12.

Oxiteno – Oxiteno’s EBITDA amounted to R$ 81 million in 1Q13, or US$ 204/ton, an increase of 21% over 1Q12, as a result of the 13% weaker Real and higher sales volume, partially offset by the increased cost of ethylene and by expenses related to the start-up of the company's operations in the United States and in Uruguay. Compared with 4Q12, Oxiteno’s EBITDA increased by 11%, mainly as a result of the increased sales volume and the effect of a non-scheduled stoppage at the Camaçari petrochemical complex in 4Q12, partially offset by the 3% stronger Real.

Ultracargo – Ultracargo’s EBITDA totaled R$ 36 million in 1Q13, up 12% over 1Q12, mainly due to the acquisition of Temmar, partially offset by lower ethanol handling in Santos and higher maintenance expenses. Compared with 4Q12, Ultracargo’s EBITDA grew by 1%, mainly as a result of lower expenses with expansion projects in 1Q13.

Depreciation and amortization – Total depreciation and amortization costs and expenses in 1Q13 amounted to R$ 189 million, 18% higher than that in 1Q12, mainly as a result of increased investments made in the last 12 months, especially in Ipiranga, and the acquisitions of Temmar and the specialty chemicals plant in Uruguay. Compared with 4Q12, total depreciation and amortization costs and expenses increased by 3%.

Financial result – Ultrapar reported R$ 61 million of net financial expenses in 1Q13, R$ 5 million lower than that in 1Q12, mainly due to the reduction of the interest rate (CDI), partially offset by the effects of exchange rate fluctuations in the periods. Compared with 4Q12, Ultrapar’s net financial expense increased by R$ 3 million. At the end of 1Q13, net debt totaled R$ 3,743 million, corresponding to 1.5 times EBITDA for the last 12 months, compared to the ratio of 1.6 times in 1Q12 and 1.3 times in 4Q12.

Net Earnings – Ultrapar’s consolidated net earnings in 1Q13 amounted to R$ 247 million, up 29% over 1Q12, mainly due to the EBITDA growth in all businesses. Compared with 4Q12, Ultrapar’s net earnings decreased by 20%, mainly due to the seasonal reduction of EBITDA in Ultrapar’s businesses.

> 9

Investments – Total investments, net of disposals and repayments, amounted to R$ 125 million in 1Q13, allocated as follows:

•	At Ultragaz, R$ 35 million were invested, directed mainly to new customers in the bulk segment and renewal of LPG bottles.

•
At Ipiranga, R$ 47 million were invested, directed mainly to the expansion of the service stations network and logistics infrastructure. Ipiranga invested R$ 61 million in fixed and intangible assets, reduced by R$ 14 million related to repayments of financing from clients, net of loans granted.

•	At Oxiteno, R$ 17 million were invested, directed mainly to expansions underway in the United States and in Mexico and in the maintenance of its production units.

•	Ultracargo invested R$ 8 million, mainly directed to the completion of the expansions and to the maintenance of its terminals.

R$ million	1Q13
Additions to fixed and intangible assets1
Ultragaz	35
Ipiranga	61
Oxiteno	17
Ultracargo	8
Total – additions to fixed and intangible assets1	122
Financing to clients² – Ipiranga	(14)
Acquisition (disposal) of equity interest3	16
Total investments, net of disposals and repayments	125
¹ Includes the consolidation of corporate IT services
² Financing to clients is included as working capital in the Cash Flow Statement
3 Includes capital invested in ConectCar (R$ 10 million) and working capital adjustment in connection with the acquisition of American Chemical (R$ 6 million)

> 10

Ultrapar in the capital markets

Ultrapar’s average daily trading volume in 1Q13 was R$ 69 million, 52% higher than the daily average of R$ 45 million in 1Q12, considering the combined trading volumes on the BM&FBOVESPA and the NYSE. Ultrapar’s share price closed 1Q13 quoted at R$ 51.10/share on the BM&FBOVESPA, with an accumulated appreciation of 10% in the quarter and 28% over the last 12 months. During the same periods, the Ibovespa index depreciated by 8% and 13%, respectively. At the NYSE, Ultrapar’s shares appreciated by 14% in 1Q13 and 17% over the last 12 months, while the Dow Jones index appreciated by 11% in 1Q13 and 10% over the last 12 months. Ultrapar closed 1Q13 with a market value of R$ 28 billion, up 28% over 1Q12.

Outlook

The Brazil’s and world’s economic environment in the first months of 2013 were more challenging than initially expected. Even in such environment, the positioning of Ultrapar in resilient businesses and the investments made to increase its operating scale and in the differentiation of its products and services allow it to maintain its growth trajectory, thus reaffirming the success of its strategy. Ipiranga will continue to invest in the expansion of its distribution network and logistics infrastructure, leveraging the benefits from the growth of the vehicle fleet in Brazil and the growth of the Brazilian economy. Additionally, it will intensify its differentiation initiatives, based on increasing the offer of products, services and convenience to its consumers. Oxiteno will continue capturing benefits from the completion and maturity of investments in Brazil, in addition to focusing on its international expansion plan, with investments underway in the United States and in Mexico, and the implementation of the business plan for the acquisition in Uruguay. Ultracargo will focus on capturing the benefits from completing a cycle of capacity expansions at its terminals, aiming at meeting the growing demand for liquid bulk storage in Brazil, and from the acquisition of the terminal in the port of Itaqui, which strengthened its operating scale. At Ultragaz, the investments made and the focus on managing costs and expenses will continue to contribute to earnings recovery. In addition, aiming at continued growth and value creation, Ultrapar will remain attentive to good opportunities of acquisition and new investments.

> 11

Forthcoming events

Conference call / Webcast: May 17th, 2013

Ultrapar will be holding a conference call for analysts on May 17th, 2013 to comment on the company's performance in the first quarter of 2013 and outlook. The presentation will be available for download on the company's website 30 minutes prior to the conference call.

Brazilian: 10:00 a.m. (US EST)
Telephone for connection: +55 11 2188 0155
Code: Ultrapar

International: 11:30 a.m. (US EST)
Participants in the US: 1 877 317 6776
Participants in Brazil: 0800 891 0015
Participants in other countries: +1 412 317 6776
Code: Ultrapar

WEBCAST live via Internet at www.ultra.com.br. Please connect 15 minutes in advance.

This document may contain forecasts of future events. Such predictions merely reflect the expectations of the Company's management. Words such as: "believe", "expect", "plan", "strategy", "prospects", "envisage", "estimate", "forecast", "anticipate", "may" and other words with similar meaning are intended as preliminary declarations regarding expectations and future forecasts. Such declarations are subject to risks and uncertainties, anticipated by the Company or otherwise, which could mean that the reported results turn out to be significantly different from those forecasts. Therefore, the reader should not base investment decisions solely on these estimates.

> 12

Operational and market information

Financial focus	1Q13	1Q12	4Q12
EBITDA margin Ultrapar	4.5%	4.0%	4.8%
Net margin Ultrapar	1.8%	1.5%	2.2%
Focus on human resources	1Q13	1Q12	4Q12
Number of employees – Ultrapar	9,349	9,099	9,282
Number of employees – Ultragaz	3,918	4,089	3,933
Number of employees – Ipiranga	2,581	2,491	2,562
Number of employees – Oxiteno	1,836	1,590	1,795
Number of employees – Ultracargo	595	565	593
Focus on capital markets	1Q13	1Q12	4Q12
Number of shares (000)	544,384	544,384	544,384
Market capitalization1 – R$ million	26,740	20,297	23,889
BM&FBOVESPA	1Q13	1Q12	4Q12
Average daily volume (shares)	1,022,914	744,089	923,634
Average daily volume (R$ 000)	50,254	27,699	40,433
Average share price (R$/share)	49.1	37.2	43.8
NYSE	1Q13	1Q12	4Q12
Quantity of ADRs2 (000 ADRs)	34,015	51,208	35,425
Average daily volume (ADRs)	375,131	464,978	472,154
Average daily volume (US$ 000)	9,242	9,795	10,143
Average share price (US$/ADR)	24.6	21.1	21.5
Total	1Q13	1Q12	4Q12
Average daily volume (shares)	1,398,044	1,209,067	1,395,788
Average daily volume (R$ 000)	68,670	45,079	61,250

All financial information is presented according to the accounting principles laid down in the Brazilian Corporate Law. All figures are expressed in Brazilian Reais, except for the amounts on page 21, which are expressed in US dollars and were obtained using the average exchange rate (commercial dollar rate) for the corresponding periods.

For additional information, please contact:

Investor Relations - Ultrapar Participações S.A.
+55 11 3177 7014
invest@ultra.com.br

1 Calculated based on the weighted average price in the period.
2 1 ADR = 1 common share

> 13

ULTRAPAR
CONSOLIDATED BALANCE SHEET
In millions of Reais - IFRS

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2013	2012	2012

ASSETS

Cash and financial investments	2,073.5	2,103.0	2,982.3
Trade accounts receivable	2,472.8	2,064.6	2,306.5
Inventories	1,574.2	1,312.4	1,290.7
Taxes	399.4	436.2	478.0
Other	108.8	89.7	75.6
Total Current Assets	6,628.8	6,006.0	7,133.0

Investments	51.3	134.2	43.7
Property, plant and equipment and intangibles	6,576.1	5,848.0	6,632.3
Financial investments	140.2	73.8	149.5
Trade accounts receivable	133.3	116.0	137.4
Deferred income tax	456.0	513.4	469.3
Escrow deposits	543.1	484.5	533.7
Other	167.3	178.6	150.6
Total Non-Current Assets	8,067.4	7,348.6	8,116.5

TOTAL ASSETS	14,696.1	13,354.7	15,249.6

LIABILITIES

Loans, financing and debenturers	1,521.9	1,657.3	1,628.0
Suppliers	1,260.1	875.3	1,297.7
Payroll and related charges	169.5	212.4	252.5
Taxes	166.5	168.6	182.9
Other	125.5	122.0	360.1
Total Current Liabilities	3,243.6	3,035.6	3,721.3

Loans, financing and debenturers	4,435.2	3,816.7	4,587.9
Provision for contingencies	548.5	527.5	551.0
Post-retirement benefits	122.0	101.9	118.5
Other	265.5	235.8	264.9
Total Non-Current Liabilities	5,371.2	4,681.9	5,522.2

TOTAL LIABILITIES	8,614.8	7,717.6	9,243.5

STOCKHOLDERS' EQUITY

Capital	3,696.8	3,696.8	3,696.8
Reserves	2,248.4	1,854.4	2,248.5
Treasury shares	(114.9)	(118.2)	(114.9)
Others	223.9	176.5	150.2
Non-controlling interest	27.2	27.6	25.5
Total shareholders’ equity	6,081.4	5,637.1	6,006.1

TOTAL LIAB. AND STOCKHOLDERS' EQUITY	14,696.1	13,354.7	15,249.6

Cash and financial investments	2,213.7	2,176.8	3,131.8
Debt	(5,957.2)	(5,474.1)	(6,215.9)
Net cash (debt)	(3,743.4)	(3,297.2)	(3,084.0)

> 14

ULTRAPAR
CONSOLIDATED INCOME STATEMENT
In millions of Reais (except per share data) - IFRS

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2013	2012	2012

Net sales and services	13,600.0	12,391.2	14,329.2

Cost of sales and services	(12,536.4)	(11,491.6)	(13,215.7)

Gross profit	1,063.6	899.7	1,113.5

Operating expenses
Selling	(414.6)	(377.1)	(403.5)
General and administrative	(243.7)	(194.5)	(248.7)

Other operating income (expenses), net	15.7	9.5	32.0
Income from sale of assets	5.5	(1.5)	3.1

Operating income	426.5	336.1	496.3

Financial results
Financial income	52.9	63.2	47.6
Financial expenses	(113.6)	(128.6)	(105.2)
Equity in earnings (losses) of affiliates	(2.0)	3.0	2.0

Income before income and social contribution taxes	363.9	273.7	440.6

Provision for income and social contribution taxes
Current	(119.6)	(76.5)	(98.0)
Deferred	(7.8)	(14.3)	(46.6)
Benefit of tax holidays	10.1	8.7	13.8

Net Income	246.5	191.7	309.8

Net income attributable to:
Shareholders of Ultrapar	244.8	190.3	307.9
Non-controlling shareholders of the subsidiaries	1.7	1.4	1.9

EBITDA	614.0	500.2	683.0

Depreciation and amortization	189.4	161.1	184.8
Total investments, net of disposals and repayments	124.5	202.8	582.0

RATIOS

Earnings per share - R$	0.46	0.35	0.57
Net debt / Stockholders' equity	0.62	0.58	0.51
Net debt / LTM EBITDA	1.48	1.59	1.28
Net interest expense / EBITDA	0.10	0.13	0.08
Gross margin	7.8%	7.3%	7.8%
Operating margin	3.1%	2.7%	3.5%
EBITDA margin	4.5%	4.0%	4.8%

> 15

ULTRAPAR
CONSOLIDATED CASH FLOW STATEMENT
In millions of Reais - IFRS

	JAN - MAR
	2013	2012

Cash Flows from operating activities	(96.1)	211.6
Net income	246.5	191.7
Depreciation and amortization	189.4	161.1
Working capital	(489.6)	(277.3)
Financial expenses (A)	52.7	130.9
Deferred income and social contribution taxes	7.8	14.3
Income from sale of assets	(5.5)	1.5
Cash paid for income and social contribution taxes	(78.0)	(16.3)
Other (B)	(19.4)	5.7

Cash Flows from investing activities	(138.1)	(221.2)
Additions to fixed and intangible assets, net of disposals	(122.3)	(221.2)
Acquisition and sale of equity investments	(15.7)	-

Cash Flows from (used in) financing activities	(683.9)	(472.8)
Debt raising	111.8	1,304.3
Amortization of debt	(164.8)	(1,358.2)
Interest paid	(277.1)	(144.7)
Payment of financial lease	(1.1)	(1.1)
Related parties	-	(0.8)
Dividends paid (C)	(352.7)	(272.3)

Net increase (decrease) in cash and cash equivalents	(918.1)	(482.4)

Cash and cash equivalents at the beginning of the period (D)	3,131.8	2,659.3

Cash and cash equivalents at the end of the period (D)	2,213.7	2,176.8

(A)
Comprised of interest and exchange rate and inflationary variation expenses on loans and financing. Does not include revenues from interest and exchange rate and inflationary variation on cash equivalents.

(B)	Comprised mainly of noncurrent assets and liabilities variations net.
(C)	Includes dividends paid by Ultrapar and its subsidiaries to third parties.
(D)	Includes long term financial investments.

> 16

ULTRAGAZ
CONSOLIDATED INVESTED CAPITAL
In millions of Reais - IFRS

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2013	2012	2012

OPERATING ASSETS
Trade accounts receivable	199.4	194.3	179.2
Trade accounts receivable - noncurrent portion	24.4	26.8	25.4
Inventories	48.2	47.9	50.7
Taxes	30.5	24.4	28.6
Escrow deposits	133.7	116.4	129.9
Other	39.8	27.0	40.4
Property, plant and equipment, intangibles and investments	725.7	715.8	725.4

TOTAL OPERATING ASSETS	1,201.7	1,152.6	1,179.7

OPERATING LIABILITIES
Suppliers	48.1	30.8	51.0
Payroll and related charges	56.8	64.1	78.9
Taxes	4.6	4.3	4.3
Provision for contingencies	76.9	66.3	74.1
Other accounts payable	17.7	15.6	22.5

TOTAL OPERATING LIABILITIES	204.2	181.1	230.8

ULTRAGAZ
CONSOLIDATED INCOME STATEMENT
In millions of Reais - IFRS
	QUARTERS ENDED IN
	MAR	MAR	DEC
	2013	2012	2012

Net sales	920.1	920.4	956.9

Cost of sales and services	(788.5)	(793.7)	(830.8)

Gross profit	131.6	126.8	126.0

Operating expenses
Selling	(67.0)	(67.7)	(70.8)
General and administrative	(31.4)	(29.8)	(30.7)

Other operating income (expenses), net	(0.3)	0.1	(0.3)
Income from sale of assets	(2.2)	(1.9)	(2.8)

Operating income	30.7	27.5	21.4

Equity in earnings (losses) of affiliates	0.0	0.0	0.0

EBITDA	63.5	60.0	54.3

Depreciation and amortization	32.8	32.5	32.8

RATIOS

Gross margin (R$/ton)	332	314	303
Operating margin (R$/ton)	77	68	52
EBITDA margin (R$/ton)	160	149	131

> 17

IPIRANGA
CONSOLIDATED INVESTED CAPITAL
In millions of Reais - IFRS

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2013	2012	2012

OPERATING ASSETS
Trade accounts receivable	1,794.3	1,476.6	1,717.2
Trade accounts receivable - noncurrent portion	108.1	88.9	111.0
Inventories	1,085.5	813.0	805.6
Taxes	117.8	187.5	151.7
Other	198.2	184.1	174.0
Property, plant and equipment, intangibles and investments	2,977.2	2,618.3	3,018.8

TOTAL OPERATING ASSETS	6,281.1	5,368.3	5,978.3

OPERATING LIABILITIES
Suppliers	1,046.4	732.1	1,102.7
Payroll and related charges	52.1	74.4	87.6
Post-retirement benefits	109.1	95.3	106.3
Taxes	59.7	85.7	70.8
Provision for contingencies	175.6	164.2	170.2
Other accounts payable	147.6	163.1	176.0

TOTAL OPERATING LIABILITIES	1,590.6	1,314.9	1,713.6

IPIRANGA
CONSOLIDATED INCOME STATEMENT
In millions of Reais - IFRS

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2013	2012	2012

Net sales	11,858.8	10,763.5	12,541.3

Cost of sales and services	(11,125.5)	(10,151.2)	(11,750.6)

Gross profit	733.3	612.3	790.7

Operating expenses
Selling	(290.7)	(263.6)	(277.3)
General and administrative	(143.5)	(116.0)	(147.3)

Other operating income (expenses), net	14.9	14.9	31.1
Income from sale of assets	7.9	(1.7)	10.5

Operating income	322.0	245.9	407.8

Equity in earnings (losses) of affiliates	0.2	1.9	3.5

EBITDA	432.1	336.9	517.6

Depreciation and amortization	109.9	89.1	106.3

RATIOS

Gross margin (R$/m3)	132	112	129
Operating margin (R$/m3)	58	45	66
EBITDA margin (R$/m3)	78	62	84
EBITDA margin (%)	3.6%	3.1%	4.1%

> 18

OXITENO
CONSOLIDATED INVESTED CAPITAL
In millions of Reais - IFRS

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2013	2012	2012

OPERATING ASSETS
Trade accounts receivable	456.0	379.2	384.1
Inventories	438.2	449.8	432.1
Taxes	131.8	138.1	141.9
Other	101.8	97.6	100.3
Property, plant and equipment, intangibles and investments	1,636.8	1,549.8	1,646.5

TOTAL OPERATING ASSETS	2,764.6	2,614.5	2,704.9

OPERATING LIABILITIES
Suppliers	154.7	105.1	134.4
Payroll and related charges	47.9	51.0	71.7
Taxes	23.9	23.9	25.1
Provision for contingencies	76.4	87.5	91.3
Other accounts payable	24.3	18.2	26.1

TOTAL OPERATING LIABILITIES	327.1	285.8	348.5

OXITENO
CONSOLIDATED INCOME STATEMENT
In millions of Reais - IFRS

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2013	2012	2012

Net sales	754.5	646.7	761.8

Cost of goods sold
Variable	(510.3)	(444.8)	(517.4)
Fixed	(60.5)	(54.7)	(64.9)
Depreciation and amortization	(29.3)	(27.2)	(29.0)

Gross profit	154.4	120.0	150.6

Operating expenses
Selling	(53.0)	(44.0)	(51.1)
General and administrative	(53.2)	(40.4)	(53.2)

Other operating income (expenses), net	0.0	(0.5)	(0.2)
Income from sale of assets	(0.1)	2.1	(4.7)

Operating income	48.2	37.1	41.4

Equity in earnings (losses) of affiliates	0.1	(0.1)	(0.1)

EBITDA	80.6	66.4	72.8

Depreciation and amortization	32.3	29.4	31.5

RATIOS

Gross margin (R$/ton)	780	644	813
Operating margin (R$/ton)	243	199	223
EBITDA margin (R$/ton)	407	356	393

> 19

ULTRACARGO
CONSOLIDATED INVESTED CAPITAL
In millions of Reais - IFRS

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2013	2012	2012

OPERATING ASSETS
Trade accounts receivable	25.4	16.8	28.5
Inventories	2.4	1.8	2.3
Taxes	11.1	7.0	11.1
Other	21.8	12.1	16.4
Property, plant and equipment, intangibles and investments	957.2	782.6	960.7

TOTAL OPERATING ASSETS	1,017.8	820.4	1,019.0

OPERATING LIABILITIES
Suppliers	12.1	14.4	8.3
Payroll and related charges	12.5	20.0	14.2
Taxes	4.3	3.7	4.3
Provision for contingencies	10.3	12.8	10.1
Other accounts payable¹	48.4	46.2	49.8

TOTAL OPERATING LIABILITIES	87.6	97.1	86.6
¹ Includes the long term obligations with clients account and the extra amount related to the acquisition of Temmar, in the port of Itaqui

ULTRACARGO
CONSOLIDATED INCOME STATEMENT
In millions of Reais - IFRS

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2013	2012	2012

Net sales	75.7	67.5	77.6

Cost of sales and services	(31.5)	(26.9)	(32.1)

Gross profit	44.2	40.6	45.5

Operating expenses
Selling	(4.0)	(1.8)	(4.4)
General and administrative	(16.8)	(15.0)	(18.0)

Other operating income (expenses), net	1.1	0.6	1.3
Income from sale of assets	(0.1)	0.0	0.0

Operating income	24.3	24.4	24.5

Equity in earnings (losses) of affiliates	0.2	0.2	(0.3)

EBITDA	35.9	32.1	35.5

Depreciation and amortization	11.4	7.5	11.3

RATIOS

Gross margin	58%	60%	59%
Operating margin	32%	36%	32%
EBITDA margin	48%	47%	46%

> 20

ULTRAPAR
CONSOLIDATED INCOME STATEMENT
In millions of US dollars except where otherwise mentioned - IFRS

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2013	2012	2012

Net sales
Ultrapar	6,814.6	7,009.4	6,961.1
Ultragaz	461.0	520.7	464.8
Ipiranga	5,942.1	6,088.7	6,092.5
Oxiteno	378.1	365.8	370.1
Ultracargo	37.9	38.2	37.7

EBITDA
Ultrapar	307.6	283.0	331.8
Ultragaz	31.8	33.9	26.4
Ipiranga	216.5	190.6	251.4
Oxiteno	40.4	37.6	35.4
Ultracargo	18.0	18.1	17.3

Operating income
Ultrapar	213.7	190.1	241.1
Ultragaz	15.4	15.6	10.4
Ipiranga	161.4	139.1	198.1
Oxiteno	24.1	21.0	20.1
Ultracargo	12.2	13.8	11.9

EBITDA margin
Ultrapar	5%	4%	5%
Ultragaz	7%	7%	6%
Ipiranga	4%	3%	4%
Oxiteno	11%	10%	10%
Ultracargo	48%	47%	46%

EBITDA margin / volume
Ultragaz (US$/ton)	80	84	63
Ipiranga (US$/m3)	39	35	41
Oxiteno (US$/ton)	204	202	191

Net income
Ultrapar	123.5	108.4	150.5

Net income / share (US$)	0.23	0.20	0.28

> 21

ULTRAPAR PARTICIPAÇÕES S/A
LOANS
In millions of Reais - Accounting practices adopted in Brazil

LOANS	Balance in March/20131
	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Ultrapar Parent Company / Other	Ultrapar Consolidated	Index/ Currency	Weighted average interest rate (% p.y.) 2	Maturity

Foreign Currency

Notes	510.9	-	-	-	-	510.9	US$	7.2	2015
Foreign loan	-	-	-	156.9	-	156.9	US$ + LIBOR	0.8	2015
Foreign loan	-	120.9	-	-	-	120.9	US$ + LIBOR	1.0	2014
Advances on foreign exchange contracts	-	106.8	-	-	-	106.8	US$	1.7	< 379 days
Financial institutions	-	81.9	-	-	-	81.9	US$	2.3	2013 to 2017
BNDES	17.4	28.3	-	8.1	-	53.8	US$	5.5	2013 to 2020
Foreign currency advances delivered	-	46.3	-	-	-	46.3	US$	1.6	< 260days
Financial institutions	-	40.2	-	-	-	40.3	US$ + LIBOR	2.0	2017
Financial institutions	-	25.7	-	-	-	25.7	MX$ + TIIE	1.3	2014 to 2016
Financial institutions	-	16.0	-	-	-	16.0	Bs	10.7	2013 to 2015

Subtotal	528.3	466.1	-	165.0	-	1,159.3

Local Currency

Banco do Brasil fixed rate 3	-	-	-	1,279.0	-	1,279.0	R$	12.1	2013 to 2015
Banco do Brasil floating rate	-	-	-	1,182.6	-	1,182.6	CDI	102.6	2014 to 2016
Debentures - 4th issuance	-	-	-	-	794.8	794.8	CDI	108.2	2015
BNDES	198.2	192.5	133.8	116.2	-	640.7	TJLP	2.4	2013 to 2020
Debentures - 1st issuance IPP	-	-	-	612.8	-	612.8	CDI	107.9	2017
Banco do Nordeste do Brasil	-	69.5	45.9	-	-	115.4	R$	8.5	2018 to 2021
BNDES	6.6	11.2	2.1	28.3	-	48.2	R$	5.8	2015 to 2018
Financial leasing	42.1	-	-	-	-	42.1	IGPM	5.6	2031
Research and projects financing (FINEP)	-	20.1	-	10.7	-	30.8	R$	4.0	2019 to 2021
Research and projects financing (FINEP)	1.0	16.7	-	-	-	17.7	TJLP	0.1	2013 to 2014
Export Credit Note	-	16.8	-	-	-	16.8	R$	8.0	2016
Financial leasing fixed rate	-	-	-	0.0	0.3	0.3	R$	13.8	2013 to 2014
Agency for Financing Machinery and Equipment (FINAME)	-	-	-	0.2	-	0.2	TJLP	2.8	2013

Subtotal	247.8	327.0	181.7	3,229.9	795.1	4,781.6

Unrealized losses on swaps transactions	-	8.5	-	7.8	-	16.3

Total	776.1	801.5	181.7	3,402.7	795.1	5,957.2

Composition per annum

Up to 1 year	65.0	336.8	39.8	1,081.6	(1.3)	1,521.9
From 1 to 2 years	48.8	208.4	38.8	862.4	796.4	1,954.8
From 2 to 3 years	551.8	85.3	33.1	811.2	-	1,481.4
From 3 to 4 years	38.5	53.8	29.3	30.3	-	151.9
From 4 to 5 years	18.9	94.4	20.7	614.5	-	748.6
Thereafter	53.2	22.8	20.0	2.6	-	98.6

Total	776.1	801.5	181.7	3,402.7	795.1	5,957.2

Libor = London Interbank Offered Rate / MX$ = Mexican Peso / TIIE = Mexican Interbank Interest Rate Even / Bs = Bolivar Forte from Venezuela /  CDI = interbank certificate of deposit rate / TJLP = basic financing cost of BNDES (set by National Monetary Council. On March 31, 2013, TJLP was fixed at 5% p.a. / IGPM = General Index of Market Prices

	Balance in March/2013
	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Ultrapar Parent Company / Other	Ultrapar Consolidated

CASH AND LONG TERM INVESTMENTS	303.3	517.4	206.2	825.7	361.2	2,213.7

1 As provided in IAS 39, transaction costs incurred in obtaining financial resources were deducted from the value of the financial instrument, and as provided in Resolution CVM 604/09, loans was recognised at fair value.
2 Some loans have hedging against foreign currency exposure and interest rate (see note 22 to financial statements).
3  For this loan, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 99% of CDI on average.

Item 3

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (03/2013)

Date, Time and Location:
May 15th, 2013, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo.

Attendance:
(i) Members of the Board of Directors, duly signed; and (ii) member of the Fiscal Council, duly signed, pursuant to the terms of paragraph 3 of article 163, of the Brazilian Corporate Law.

Decisions:

1.
The Board of Directors approved the election, pursuant to the article 23 of the Company’s Bylaws, for Chairman of the Board of Directors, of the Board member PAULO GUILHERME AGUIAR CUNHA, Brazilian, married, engineer, holder of identity card RG nr 4.554.607/SSP-SP and registered under CPF/MF nr 008.255.498-68, and for Vice-Chairman, of the Board member LUCIO DE CASTRO ANDRADE FILHO, Brazilian,

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A.,
held on May 15th, 2013)

married, engineer, holder of identity card RG nr 3.045.977-1/SSP-SP and registered under CPF/MF nr 061.094.708-72, both with business address at Av. Brigadeiro Luís Antônio, nr 1.343, 9th floor, in the City and State of São Paulo (ZIP 01317-910).

2.
The Board of Directors approved, pursuant to article 42 of the Company’s Bylaws, the nomination, as members of the Compensation Committee, of Mr. Lucio de Castro Andrade Filho, Mr. Nildemar Secches and Mr. Renato Ochman, all of whom declared to have agreed and accepted the duties inherent to the position for which they are hereby appointed, up to the end of their term of office as Directors.

3.
The Board of Directors, approved, pursuant to article 28, item “b” of the Company’s Bylaws, the election of the persons qualified below for Officers of the Company, with mandate term until the Annual General Shareholders’ Meeting of 2015 that will examine the documents referred to in article 133 of the Brazilian Corporate Law, related to the fiscal year ending on December 31st, 2014:

For Chief Executive Officer:
•	THILO HELMUT GEORG MANNHARDT, German, single, engineer, holder of identity card RNE nr V031505W-CGPI/DIREX/DPF and registered under CPF/MF nr 050.114.298-30.

For Investor Relations Officer:
•	ANDRÉ COVRE, Brazilian, married, administrator, holder of identity card RG nr 17.841.059/SSP-SP and registered under CPF/MF nr 130.335.108-09;

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A.,
held on May 15th, 2013)

For Officers:

•	JOÃO BENJAMIN PAROLIN, Brazilian, married, chemical engineer, holder of identity card RG nr 8.658.508-3/SSP-SP, and registered under CPF/MF nr 029.320.368-74;

•	LEOCADIO DE ALMEIDA ANTUNES FILHO, Brazilian, married, economist, holder of identity card RG nr 2003414808/SSP-RS, and registered under CPF/MF nr 206.129.230-53;

•	PEDRO JORGE FILHO, Brazilian, married, engineer, holder of identity card RG nr 6.031.456/SSP-SP and registered under CPF/MF nr 822.913.308-53; and

•	RICARDO ISAAC CATRAN, Brazilian, married, engineer, holder of identity card RG nr 3.453.064/IFP-RJ, and registered under CPF/MF nr 597.657.207-34.

4.	After having analyzed and discussed the performance of the Company in the first quarter of the current fiscal year, the respective financial statements were approved.

5.
The members of the Board of Directors approved, pursuant to article 28, item “p”, of the Company’s Bylaws, the hiring of a loan with Banco do Brasil S.A., by its subsidiary Ipiranga Produtos de Petróleo S.A., with principal amount of R$ 800,000,000.00 (eight hundred million Reais).

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A.,
held on May 15th, 2013)

6.	The members of the Board of Directors were updated on strategic and expansion projects of the Company.

Observation: (i) The deliberations were approved, with no amendments or qualifications, by all the members of the Board of Directors; (ii) the business address for all the Officers elected is Av. Brigadeiro Luís Antonio, nr 1343, 9th floor, in the City and State of São Paulo (ZIP 01317-910), except for Mr. Leocadio de Almeida Antunes Filho, whose business address is at Av. Francisco Eugênio, nr 329, 10th floor in the City and State of Rio de Janeiro (ZIP 20948-900); and (iii) the hereby elected Officers are invested today in their functions, through the execution of their instruments of assumption of duties and, previously consulted, declared that: (a) there is no ongoing impediment which could prevent any of them from exercising the activities they have been designated to; (b) they do not occupy any position in companies that can be considered market competitors of the Company and (c) they do not have conflict of interest with the Company, in accordance with article 147 of the Brazilian Corporate Law.

As there were no further matters to be discussed, the meeting was closed, and the minutes of this meeting were written, read and approved by all members of the Board present, as well as by the member of the Fiscal Council present.

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A.,
held on May 15th, 2013)

Paulo Guilherme Aguiar Cunha – Chairman

Lucio de Castro Andrade Filho – Vice Chairman

Ana Maria Levy Villela Igel

Nildemar Secches

Olavo Egydio Monteiro de Carvalho

Paulo Vieira Belotti

Pedro Wongtschowski

Renato Ochman

Flavio César Maia Luz – President of the Fiscal Council

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2013

ULTRAPAR HOLDINGS INC.

By:	/s/
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer